UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]     Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]         No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: June 1, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

Amsterdam and New York (June 1, 2011) - “VimpelCom Ltd” (“VimpelCom”, the “Company” or the “Group”) (NYSE: VIP), a leading international provider of telecommunications services, today announced operating and financial results for the quarter ended March 31, 2011.

This earnings release contains actual 1Q11 financial and operational results as well as selected results on a pro forma basis.

VimpelCom is consolidating the results of Wind Telecom S.p.A. (“Wind Telecom”) starting from April 15, 2011.

Quarterly highlights and recent developments:

•	On April 15, 2011, VimpelCom completed the combination with Wind Telecom, creating a leading global telecom group

•	Financing of US$6.5 billion was completed to fund Wind Telecom transaction and further business expansion

•	Net operating revenues increased by 23% y-o-y to US$2.7 billion

•	OIBDA reached US$1.2 billion (up 16% y-o-y); OIBDA margin was 44.1%

•	Net income attributable to VimpelCom was US$590 million (up 55% y-o-y)

•	Net cash from operating activities was US$1.0 billion (up 25% y-o-y)

•	South-East Asian presence was strengthened through acquisition in Laos and a new agreement in Vietnam

•	On April 14, 2011, the Supervisory Board declared the payment of a final dividend of US$244 million in relation to its 2010 results, bringing total 2010 dividends to US$1.1 billion

VimpelCom Ltd - First Quarter 2011 Results

Pro Forma Figures

Below are selected preliminary results on a pro forma basis assuming that the business combination of VimpelCom and Wind Telecom had taken place on January 1, 2011*. The Company intends to provide a full set of pro forma data for 1Q10, 2Q10, 3Q10, 4Q10, 1Q11 and FY10 in early August.

Selected Financial and Operating Results on a Pro Forma Basis

1Q 11
Net operating revenues (US$, billions)	5.5
OIBDA (US$, billions)	2.3
OIBDA margin	42%
Capital expenditures (US$, billions)	0.7
Mobile subscriptions (millions)	186
Fixed-line Broadband subscriptions (millions)	4

The preliminary consolidated debt following the merger of VimpelCom with Wind Telecom is approximately US$27 billion gross with a net debt of approximately US$23 billion and net debt / OIBDA of around 2.5x.

Additional information:

•	Page 11: highlights of published 1Q11 results of Wind Telecomunicazioni S.p.A. (“Wind Italy”) on a stand-alone basis

•	Page 12: highlights of published 1Q11 results of Orascom Telecom Holding (“Orascom”) on a stand-alone basis

•	Page 13: additional information on the integration of VimpelCom and Wind Telecom, IFRS reporting and updated dividend guidelines for VimpelCom

*	These pro forma figures have been prepared by the Company to provide a better understanding of what the Company’s results of operations and financial position might have looked like had the combination of VimpelCom and Wind Telecom taken place on January 1, 2011. These figures have not been reviewed by independent accountants. This information does not purport to indicate the results that actually would have been obtained had the combination been completed on the date indicated, nor does this information purport to indicate the results that may be realized in the future. You should not rely on this information as being indicative of the historical results or the future results that VimpelCom will experience. The pro forma figures are based on available information and certain assumptions that the Company believes to be reasonable. The adjustments made in the calculation of these pro forma figures could materially change as the purchase price allocation and consolidation procedures have not been finalized. The Net debt/OIBDA ratio is based on the preliminary pro forma net debt amount as of March 31, 2011 and the pro forma OIBDA amount for the full year 2010.

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VimpelCom Ltd - First Quarter 2011 Results

Key Consolidated Financial and Operating Results*

CONSOLIDATED OPERATIONS (US$, millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	2,742.9	2,231.1	22.9%	2,815.6	-2.6%
OIBDA	1,209.5	1,041.2	16.2%	1,251.6	-3.4%
OIBDA margin	44.1%	46.7%		44.5%
SG&A	812.9	643.3	26.4%	854.7	-4.9%
SG&A percentage	29.6%	28.8%		30.4%
Net income attributable to VimpelCom Ltd.	589.7	381.5	54.6%	461.2	27.9%
Net income attributable to VimpelCom Ltd. per ADS, basic (US$)	0.46	0.38	21.1%	0.34	35.3%
Net cash from operating activities	1,004.4	803.3	25.0%	769.1	30.6%
Capital expenditures	456.4	179.3	154.5%	1,142.6	-60.1%
ROCE	18.0%	24.7%		19.9%

*	See definitions in Attachment E. References to “year-on-year” or “y-o-y” are to comparisons of 1Q11 vs. 1Q10, while references to “quarter-on-quarter” or “q-o-q” are to 1Q11 vs. 4Q10.

Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “With the consolidation of the assets of Wind Telecom into our portfolio, the scale of our operations has nearly doubled, making VimpelCom a truly global telecom operator with one of the largest customer bases in the world. I truly believe that we have strong prospects for profitable growth going forward. We are now focusing on the integration of our businesses, extracting synergies and capitalizing on the Company’s strengthened leadership, scale and market expertise in order to efficiently manage our substantially expanded operations.”

“We understand the success of the Group depends on the performance of our businesses in each of our markets and, therefore, we continue to closely monitor and manage each of our country-level operations in Russia, Ukraine, the CIS and South-East Asia. The first quarter demonstrates the development of our businesses is progressing as planned, with year-on-year revenue growth across our business units. In particular, our actions in Russia to strengthen our competitive position are delivering positive results and, although challenges remain, we expect further progress as our programs continue to unfold. Overall, we maintain our focus on revenue growth, efficiency and optimization of our market positions across our business units.”

“With our advantages of scope and scale, coupled with strengthening market positions, we are confident VimpelCom will deliver value to all of its stakeholders.”

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VimpelCom Ltd - First Quarter 2011 Results

Russia - Financial and Operating Results

RUSSIA (RUR millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	60,334	57,350	5.2%	64,552	-6.5%
OIBDA	25,395	27,235	-6.8%	28,026	-9.4%
OIBDA margin	42.1%	47.5%		43.4%
SG&A	16,912	15,664	8.0%	17,948	-5.8%
including Sales & Marketing Expenses	5,372	4,966	8.2%	6,595	-18.5%
including General & Administrative Costs	11,540	10,698	7.9%	11,353	1.6%
SG&A percentage	28.0%	27.3%		27.8%
Capital expenditures	9,486	3,709	155.8%	24,842	-61.8%
ROIC	30.0%	33.0%		30.9%

RUSSIA REVENUES (RUR millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	60,334	57,350	5.2%	64,552	-6.5%
Mobile	50,067	47,882	4.6%	53,828	-7.0%
including data revenue	3,882	3,209	21.0%	3,619	7.3%
Fixed-line	10,267	9,468	8.4%	10,724	-4.3%
Business segment	4,529	4,479	1.1%	4,857	-6.8%
Wholesale	3,550	3,390	4.7%	3,886	-8.6%
Residential	2,188	1,598	36.9%	1,981	10.4%
including FTTB revenue	1,654	1,162	42.3%	1,464	13.0%

RUSSIA OIBDA DEVELOPMENT (RUR millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA Total	25,395	27,235	-6.8%	28,026	-9.4%
Mobile	22,762	24,523	-7.2%	24,993	-8.9%
Fixed-line	2,633	2,712	-2.9%	3,033	-13.2%
Total OIBDA margin	42.1%	47.5%		43.4%
Mobile	45.5%	51.2%		46.4%
Fixed-line	25.6%	28.6%		28.3%

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VimpelCom Ltd - First Quarter 2011 Results

RUSSIA OPERATING DEVELOPMENT	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile operations
Subscriptions (‘000)	52,991	51,254	3.4%	52,020	1.9%
including mobile broadband subscriptions	2,313	1,169	97.9%	1,927	20.0%
MOU, min	217.8	203.9	6.8%	228.4	-4.6%
Adjusted MOU*, min	226.4	208.4	8.6%	235.5	-3.9%
ARPU, RUR	307.8	307.7	0.0%	332.6	-7.5%
Fixed-line operations
FTTB subscriptions (‘000)	1,510	1,088	38.8%	1,358	11.2%
FTTB ARPU, RUR	385.4	371.9	3.6%	383.9	0.4%

*	Adjusted MOU is calculated for mobile subscriptions excluding mobile broadband subscriptions using USB modems.

Quarterly highlights:

•	In the mobile segment:

•

We added almost 1 million subscriptions in the quarter, bringing the total active base to 53 million, or 3.4% growth year-on-year and 1.9% growth quarter-on-quarter, as our stepped-up marketing activities drove market share gains

•	Revenues grew to 50.1 billion rubles, up 4.6% year-on-year, reflecting our sales efforts in a highly competitive environment. Revenues were down 7.0% quarter-on-quarter due to seasonality

•

Mobile data revenues were 3.9 billion rubles, a 21% increase compared to 1Q10. Our total number of mobile broadband subscriptions increased to 2.3 million, up 98% year-on-year and up 20% quarter-on-quarter

•	VAS revenues were 11.9 billion rubles, a 17% increase compared to 1Q10

•

Mobile OIBDA margin was 45.5%, reflecting the cost of our ongoing marketing activities and the challenging Russian mobile market. Mobile OIBDA margin was also impacted by low margin revenues from the sale of devices, which we supported in order to drive penetration of mobile data services

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VimpelCom Ltd - First Quarter 2011 Results

•

General and administrative costs increased by nearly 8% to 11.5 billion rubles during first quarter 2011 from 10.7 billion rubles a year ago. To a large extent, this increase was driven by accelerated development of our 3G and FTTB networks and an increase in social tax in 2011. To compensate for this, we have already launched a number of cost optimization initiatives

•	Revenues from the sale of devices increased by 0.7 billion rubles, up 102% versus 1Q10 due to active promotion of mobile data services

•	Capex increased year-on-year reflecting the acceleration of network development and an improved phasing of capex throughout the year

•	In the fixed-line segment:

•	Revenues increased to 10.3 billion rubles, up 8.4% year-on-year and down 4.3% quarter-on-quarter due to seasonal factors

•

FTTB revenues were 1.7 billion rubles, growing by 42% year-on-year on the back of strong growth in subscriptions, which were up 39% year-on-year and good ARPU dynamics, which increased by 3.6% when compared to 1Q10

•	During the quarter, IPTV service was launched in 7 additional cities, bringing the total number to 25 as of the end of 1Q11

The Russian mobile segment’s growth prospects are strong and the Company continues its efforts to enhance its market position. Furthermore, fixed-line revenue growth also continues, mainly due to solid progress in FTTB. With both segments expected to continue this momentum, the Company will maintain its sales and marketing programs to capture opportunities and drive growth.

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VimpelCom Ltd - First Quarter 2011 Results

Ukraine - Financial and Operating Results

UKRAINE PRO-FORMA (UAH millions)	1Q 11	pro-forma* 1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	2,980.5	2,854.5	4.4%	3,198.2	-6.8%
OIBDA	1,621.2	1,410.3	15.0%	1,709.1	-5.1%
OIBDA margin	54.4%	49.4%		53.4%
SG&A	860.8	906.1	-5.0%	944.1	-8.8%
including Sales & Marketing Expenses	122.5	160.4	-23.6%	176.2	-30.5%
including General & Administrative Costs	738.3	745.7	-1.0%	767.9	-3.9%
SG&A percentage	28.9%	31.7%		29.5%
Capital expenditures	368.8	480.3	-23.2%	584.0	-36.8%

UKRAINE PRO-FORMA REVENUES (UAH millions)**	1Q 11	pro-forma* 1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	2,980.5	2,854.5	4.4%	3,198.2	-6.8%
Mobile	2,766.3	2,661.7	3.9%	3,009.8	-8.1%
Fixed-line	214.2	192.8	11.1%	188.4	13.7%
Business segment	84.2	79.8	5.5%	87.4	-3.7%
Wholesale	95.5	92.5	3.2%	68.4	39.6%
Residential	34.5	20.5	68.3%	32.7	5.5%

UKRAINE ACTUAL (UAH millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	2,980.5	359.2	729.8%	3,198.2	-6.8%
OIBDA Total	1,621.2	80.7	1908.9%	1,709.1	-5.1%

UKRAINE PRO-FORMA OPERATING DEVELOPMENT	1Q 11	pro-forma* 1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile operations
Subscriptions (‘000)	24,398	23,885	2.1%	24,390	0.0%
MOU, min	465.6	406.3	14.6%	456.6	2.0%
ARPU mobile, UAH	37.7	36.5	3.3%	40.3	-6.5%
ARPU mobile, US$	4.7	4.6	2.2%	5.1	-7.8%

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VimpelCom Ltd - First Quarter 2011 Results

Fixed-line operations
Broadband subscriptions (‘000)	235.5	91.8	156.5%	200.4	17.5%
Broadband ARPU, UAH	49.2	68.8	-28.5%	55.7	-11.7%
Broadband ARPU, US$	6.2	8.6	-27.9%	7.0	-11.4%

*	Pro forma means that the numbers are presented assuming that the business combination with Kyivstar had taken place on January 1, 2009.
**	Mobile and fixed revenues for all periods were adjusted; see definition of reportable segments in Attachment E.

Quarterly highlights:

•

Mobile subscriptions reached 24.4 million, an increase of 2.1% year-on-year, while broadband subscriptions grew 156% to 235 thousand. The FTTB subscription base has been revised for the period of 1Q10-1Q11 based on the standard VimpelCom definition for broadband subscriptions to reflect a 3-months active base

•	Revenue trends were positive year-on-year in 1Q11 with a total revenue increase of more than 4%, reflecting growing demand for mobile data

•	Residential revenues grew 68% year-on-year to UAH 34 million driven by a significant increase in FTTB subscriptions

•	OIBDA was 15% above 1Q10 and OIBDA margin increased to 54.4% due to realized synergies and the continued effect of operational excellence initiatives

•	Capex amounted to UAH 369 million, or 12% of revenues

•	Synergy initiatives are progressing well and delivering savings ahead of schedule

VimpelCom’s newly implemented pricing strategy is continuing to deliver positive results in Ukraine despite a challenging competitive environment characterized by aggressive tariff campaigns targeted at gaining subscriber market share.

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VimpelCom Ltd - First Quarter 2011 Results

CIS* - Financial and Operating Results

CIS OPERATIONS (US$ millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	350.9	294.8	19.0%	362.0	-3.1%
OIBDA	159.6	139.6	14.3%	160.2	-0.4%
OIBDA margin	45.5%	47.4%		44.3%
SG&A	97.1	79.1	22.8%	110.8	-12.4%
including Sales & Marketing Expenses	21.8	18.2	19.8%	31.5	-30.8%
including General & Administrative Costs	75.3	60.9	23.6%	79.3	-5.0%
SG&A percentage	27.7%	26.8%		30.6%
Capital expenditures	72.8	32.3	125.4%	256.1	-71.6%
ROIC	10.8%	9.3%		10.8%
Mobile subscriptions (‘000)	16,168	13,125	23.2%	15,612	3.6%
including mobile broadband subscriptions	38.1	14.5	162.8%	32.5	17.2%
Broadband fixed-line subscriptions (‘000)	113.0	43.9	157.4%	91.8	23.1%

*	CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan (since 1Q10), Tajikistan, and Georgia.

Quarterly highlights:

•	Revenues reached US$351 million, an increase of 19% year-on-year

•	OIBDA increased to US$160 million, growing 14% compared to 1Q10

•	Total mobile subscriptions reached 16 million, up 23% year-on-year and 4% quarter-on-quarter

•	Mobile revenue increased almost 19% compared to 1Q10, supported by positive trends in sales and active subscriber base growth

•

Fixed-line revenue amounted to US$41 million, growing 21% versus 1Q10 mainly due to the increase in rent of channels revenue in Kazakhstan, an increase in traffic termination revenue in all countries and an increase in Internet revenue in Armenia

•	OIBDA margin decreased year-on-year, affected by a change in revenue mix due to increasing volume of low-margin customer equipment sales

•	General and administrative costs increased by nearly 24% year-on-year mainly due to the rapid deployment of 3G network in Kazakhstan and Kyrgyzstan

•	Capex spending reflects the acceleration of 3G network development in Kazakhstan, Uzbekistan and Kyrgyzstan and the ongoing FTTB roll-out in Kazakhstan

Overall, the CIS business continues to show strong financial and operating results. VimpelCom is growing revenues year-on-year at double-digit rates in virtually all of its markets despite more intense competition in all CIS countries.

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VimpelCom Ltd - First Quarter 2011 Results

South-East Asia - Financial and Operating Results

Quarterly highlights:

•

VimpelCom began consolidation of the newly acquired operations in Laos from March 9, 2011. On a pro forma basis, Laos showed year-on-year growth of 60% in active subscriptions in 1Q11. Operations are well on track to achieve strong growth in 2011

•

The development of our business in Cambodia continues to evolve rapidly. Compared to 1Q10, Cambodia had growth of 73% in revenues and 54% in active subscriptions, and quarter-on-quarter growth showed a 16% increase in subscriber base and an 11% increase in revenue. Network quality, effective marketing campaigns and a pro-active approach to distribution helped further improve our market position and substantially improve cash flow

•

Subsequent to the close of 1Q11, we agreed to finance the further development of our operations in Vietnam. Presently, our networks in Vietnam cover approximately 57% of the total population with commercial activity in 51 out of 63 provinces. VimpelCom has developed a strategy that includes more focused investments in its network and a comprehensive commercial re-launch

Overall, VimpelCom continues to increase the Company’s presence in South-East Asia and we are confident that the management expertise and experience we can leverage from our newly consolidated operations will help facilitate the development of our business in the region.

SEA (US$ mln)	1Q 11	1Q 10	1Q 11/ Q 10	4Q 10	1Q 11/ 4Q 10
Net operating mobile revenues	10.0	4.4	127.3%	6.9	44.9%
Mobile OIBDA	(3.2)	(8.6)	n/a	(9.8)	n/a

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VimpelCom Ltd - First Quarter 2011 Results

ADDITIONAL INFORMATION

Wind Italy - 1Q11 Financial and Operating Results*

On May 5, 2011, Wind Telecomunicazioni S.p.A. (“Wind Italy”) reported its results for the first quarter ended March 31, 2011. We have provided the highlights of those results below for your reference. VimpelCom will begin reporting consolidated financial results including Wind Telecom starting from April 15, 2011.

Quarterly Highlights:

•	Total revenues reached €1,351 million, up 4.3% over 1Q10 revenues of €1,295 million

•	EBITDA increased 2.8% y-o-y to €497 million; EBITDA margin was 36.8%

•	EBIT grew 9.7% to €264 million versus €241 million in 1Q10

•	Net financial indebtedness declined to €8,265 million from €8,415 million recorded as of December 31, 2010

•	Mobile customer base increased by 7.7% y-o-y to 20.3 million subscribers

•	Fixed-line voice customers approached 3.1 million (up 7.3% y-o-y) driven by solid growth of Direct voice subscribers, up 12% over the previous year

•	Strong performance in Broadband with the customer base increasing by 19% y-o-y to 2.03 million, and 118 thousand net additions in 1Q11

For the full 1Q11 press release of Wind Italy, please visit http://www.windgroup.it/eng/media/comunicati/comunicato530.phtml

*	Results are presented according to IFRS. This information is not adjusted for the impact of demergers following the April 15, 2011 combination of VimpelCom and Wind Telecom.

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VimpelCom Ltd - First Quarter 2011 Results

ADDITIONAL INFORMATION

Orascom Telecom - 1Q11 Financial and Operating Results*

On May 18, 2011, Orascom Telecom Holding (“OTH” or “Orascom”), announced its consolidated results for the first quarter ended March 31, 2011. We have provided the highlights of those results below for your reference. VimpelCom will begin reporting consolidated financial results including Orascom starting from April 15, 2011.

Quarterly Highlights:

•	Total subscribers exceeded 104 million in 1Q11, an increase of 16% y-o-y

•

On January 4, 2011, OTH sold its entire shareholding in Orascom Tunisia Holding and Carthage Consortium through which OTH owned 50% of Orascom Telecom Tunisia (“OTT”) for a total cash consideration of US$1.2 billion. The financial figures for Q1 2010 have been restated accordingly. Taking into consideration the 20% tax on capital gains in Tunisia and its associated investment cost, OTH recognized a gain of US$754 million on the transaction. As a result, Net Income before minority interest for the first quarter of 2011 stood at US$822 million; displaying a sharp increase compared to the same period of the previous year. Net income attributable to equity holders for the first quarter of 2011 was US$813 million

•	Revenues reached US$949 million, increasing by 5% y-o-y as a result of strong growth in all GSM operations

•	EBITDA reached US$437 million, an increase of 11% y-o-y, demonstrating a solid performance across all the GSM subsidiaries

•	EBITDA margin stood at 46%, an increase of 2% y-o-y. EBITDA margins for the major subsidiaries were: Djezzy 59.4%, Mobilink 40.3% and banglalink 35.7%

•	Net Debt as of March 31, 2011 stood at US$3,078 million, a decrease of 23% compared to 31 December 2010; with a Net Debt/EBITDA of 1.9x

For the full 1Q11 press release of Orascom Telecom Holding, please visit

http://www.orascomtelecom.com/Investor_Relations/EarningRelease.aspx

*	Results are presented according to IFRS. This information is not adjusted for the impact of demergers following the April 15, 2011 combination of VimpelCom and Wind Telecom.

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VimpelCom Ltd - First Quarter 2011 Results

ADDITIONAL INFORMATION

Integration of VimpelCom Ltd and Wind Telecom

As previously announced, the merger of VimpelCom Ltd and Wind Telecom S.p.A. closed on April 15, 2011. Following the closing, the Company began a comprehensive integration project to ensure that all synergies will be realized and to build the joint organization. Currently, the Company has initiated 12 workstreams, primarily in the areas of organization, human resources, technology, procurement, commercial coordination and finance. The Company continues to expect a net present value of US$2.5 billion in estimated synergies with procurement operating expense and capital expenditures expected to represent the largest source of synergies.

Update of Reporting Standards

Beginning in 2012, VimpelCom will implement IFRS reporting companywide and begin reporting financial results according to IFRS guidelines, as issued by IASB. The Company currently anticipates that it will continue to report its 2011 consolidated quarterly results under US GAAP and aims to report its full year 2011 audited financial results under IFRS.

Updated Dividend Guidelines*

It is VimpelCom’s intention to pay a dividend substantially in line with the development of its operational performance. The Company aims to pay interim and final dividends annually in cash that represent a significant part of its annual Operating Free Cash Flow, defined as “Net Cash from Operating Activities minus Capital Expenditure”, to its shareholders. For the period 2011-2013, the Group aims to pay out at least US$0.80 per share per year, assuming not more than 1,628 million common shares are issued and outstanding. The Company plans to pay the annual dividend in two tranches. The first tranche will be an interim dividend paid during the second half of the year. The second tranche will be the final dividend that will be paid out following the annual results announcement. The precise amount and timing of dividends for a particular year will be approved by the Supervisory Board, subject to certain constraints and guidelines.

*	For the full dividend guidelines, please refer to www.vimpelcom.com.

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VimpelCom Ltd - First Quarter 2011 Results

2010 Audited Consolidated Financial Statements

In order to satisfy technical requirements in relation to disclosure of our financial results, simultaneously with this earnings release the Company is furnishing to the SEC on Form 6-K its audited consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.

Conference Call

The Company’s management will discuss its first quarter 2011 results during a conference call and slide presentation on June 1, 2011 at 4:30 pm CET, (10:30 am US ET). The call and slide presentation may be accessed via webcast at http://www.vimpelcom.com.

Participant passcode:	3955055
US call-in number:	+1 888-282-4591
International call-in number:	+1 719-457-2654

The conference call replay and the slide presentation webcast will be available through June 8, 2011 and July 1, 2011, respectively. The slide presentation will also be available for download on the Company’s website.

US Replay Number: +1 888-203-1112	Confirmation Code: 3955055
International Replay Number: +1 719-457-0820	Confirmation Code: 3955055

For more information, please contact:

VimpelCom Ltd	FD
Gerbrand Nijman	Mateo Millett
Tel: +31 20 79 77 200	Tel: +1 617 897 1533

Investor_Relations@vimpelcom.com	mateo.millett@fd.com

Russia, Ukraine and CIS	Africa & Asia and Orascom Telecom
Marine Babayan	Noha Khalil
Investor_Relations@vimpelcom.com	otinvestorrelations@otelecom.com
Tel: +7 495 974 5888 (Moscow)	Tel: +202 2461 5050 / 51 (Cairo)

Europe & North America and Fixed Income
Stefano Songini
ir@mail.wind.it
Tel +39 06 83113099 (Rome)

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VimpelCom Ltd - First Quarter 2011 Results

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the benefits and synergies from the Company’s transaction with Wind Telecom, the Company’s conversion to IFRS reporting and the expected growth and development of the Company’s operations. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate Wind Telecom, its Ukrainian operations and other newly-acquired businesses and other factors. In addition, there are risks related to the combination with Wind Telecom, including the possibility that the anticipated benefits combination may not materialize as expected; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the transaction; the possibility that Telenor may succeed in the arbitration against the Company and Altimo Holdings and Investments Ltd. or bring other legal challenge (including requests for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the parties’ control. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), the Company’s proxy statement furnished to the SEC on Form 6-K on February 15, 2011, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom Ltd

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Namibia, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 843 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2011 VimpelCom had 186 million mobile subscribers on combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com.

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VimpelCom Ltd - First Quarter 2011 Results

Content of the Attachment Tables

For more information on financial and operating data for specific countries, as well as reconciliation of OIBDA, please refer to the supplementary file FinancialOperatingQ12011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp.

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VimpelCom Ltd - First Quarter 2011 Results

Attachment A: VimpelCom Ltd Unaudited Financial Statements

VimpelCom Ltd Consolidated Statements of Income

	Three months ended March 31,
	2011	2010
	(In thousands of US dollars, except share amounts)
Operating revenues:
Service revenues	$2,673,139	$2,202,629
Sales of equipment and accessories	66,133	26,579
Other revenues	3,588	1,920

Net operating revenues	2,742,860	2,231,128

Operating expenses:
Service costs	625,172	501,588
Cost of equipment and accessories	82,408	26,350
Selling, general and administrative expenses	812,921	643,297
Depreciation	475,432	352,553
Amortization	100,667	66,694
Provision for doubtful accounts	12,908	18,643

Total operating expenses	2,109,508	1,609,125

Operating income	633,352	622,003
Other income and expenses:
Interest income	15,059	11,546
Net foreign exchange gain	139,530	104,934
Interest expense	(134,936)	(141,660)
Equity in net gain/(loss) of associates	55,588	(3,784)
Other expenses, net	(5,274)	(48,345)

Total other income and expenses	69,967	(77,309)

Income before income taxes	703,319	544,694
Income tax expense	94,610	153,049

Net income	608,709	391,645
Net income/(loss) attributable to the noncontrolling interest	19,036	10,166

Net income attributable to VimpelCom	$589,673	$381,479

Basic EPS :
Net income attributable to VimpelCom per common share	$0.46	$0.38
Weighted average common shares outstanding (thousand)	1,292,051	1,014,292
Diluted EPS :
Net income attributable to VimpelCom per common share	$0.46	$0.38
Weighted average diluted shares (thousand)	1,292,214	1,015,004

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VimpelCom Ltd - First Quarter 2011 Results

VimpelCom Ltd Consolidated Balance Sheets

	March 31, 2011	December 31, 2010
	(unaudited)
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$1,857,617	$885,125
Trade accounts receivable, net of allowance for doubtful accounts	549,112	506,322
Inventory	197,682	137,413
Deferred income taxes	89,689	117,236
Input value added tax	163,752	137,958
Due from related parties	106,998	87,151
Short-term bank deposits	592,409	34,305
Other current assets	340,332	383,964

Total current assets	3,897,591	2,289,474

Property and equipment, net	7,378,016	6,935,287
Telecommunications licenses, net	529,704	562,931
Goodwill	7,323,946	7,003,714
Other intangible assets, net	1,462,617	1,481,800
Software, net	613,167	627,330
Investments in associates	504,095	446,130
Due from related party	10,890	4,905
Other non-current assets	60,688	576,324

Total assets	$22,280,714	$19,927,895

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	$953,704	$963,450
Due to employees	130,786	108,050
Due to related parties	19,636	5,634
Accrued liabilities	297,217	212,323
Taxes payable	309,257	233,848
Customer advances, net of VAT	435,900	452,055
Customer deposits	29,345	33,835
Deferred income taxes	34,847	50,313
Short-term debt	1,242,508	1,162,444

Total current liabilities	3,453,200	3,221,952

Deferred income taxes	635,737	688,206
Long-term debt	6,046,926	4,498,861
Other non-current liabilities	185,174	184,133

Total liabilities	10,321,037	8,593,152

Redeemable noncontrolling interest	525,436	522,076

Equity:
Convertible voting preferred stock (0.001 US$ nominal value per share), 128,532,000 shares authorized; 128,532,000 shares issued and outstanding	129	129
Common stock (0.001 US$ nominal value per share), 2,000,000,000 shares authorized; 1,302,559,308 shares issued (December 31, 2010: 1,302,559,308); 1,292,080,700 shares outstanding (December 31, 2010: 1,292,050,700)	1,303	1,303
Ordinary stock (0.001 US$ nominal value per share), 50,000,000 shares authorized; nil shares issued and outstanding	—	—
Additional paid-in capital	6,290,459	6,292,269
Retained earnings	5,500,277	5,153,819
Accumulated other comprehensive loss	(316,682)	(561,154)
Treasury stock, at cost, 10,478,608 shares of common stock (December 31, 2010: 10,508,608)	(215,474)	(215,763)

Total VimpelCom shareholders’ equity	11,260,012	10,670,603
Noncontrolling interest	174,229	142,064

Total equity	11,434,241	10,812,667

Total liabilities, redeemable noncontrolling interest and equity	$22,280,714	$19,927,895

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VimpelCom Ltd - First Quarter 2011 Results

VimpelCom Ltd Condensed Unaudited Consolidated Statements of Cash Flows

	Three months ended March 31,
	2011	2010
	(In thousands of US dollars)
Operating activities

Net cash provided by operating activities	$1,004,432	$803,279

Investing activities

Purchases of property and equipment	(478,100)	(144,113)
Purchases of intangible assets	(6,958)	(8,503)
Purchases of software	(62,158)	(57,379)
Proceeds from sale of property, plant and equipment	6,859
Acqusition of subsidiaries, net of cash acquired	(103,768)	—
Receipts from associates	12,500	—
Cash increase due to Sky Mobile consolidation	—	4,702
Loan granted	—	(5,044)
Net flow from (investments in) deposits	(556,665)	225,743
Purchases of other assets, net	(6,837)	(8,051)

Net cash (used in)/provided by investing activities	(1,195,127)	7,355

Financing activities
Proceeds from bank and other loans	1,500,000	203,227
Repayments of bank and other loans	(101,672)	(927,551)
Payments of fees in respect of debt issues	(7,122)	(83)
Purchase of noncontrolling interest in consolidated subsidiaries	(3,750)	(2,294)
Payment of dividends	(256,407)	(2,049)
Payment of dividends to noncontrolling interest	—	(7,874)
Other payments	501	—

Net cash (used in)/from financing activities	1,131,550	(736,624)

Effect of exchange rate changes on cash and cash equivalents	31,637	8,646

Net (decrease)/increase in cash and cash equivalents	972,492	82,656
Cash and cash equivalents at beginning of period	885,125	1,446,949

Cash and cash equivalents at end of period	$1,857,617	$1,529,605

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VimpelCom Ltd - First Quarter 2011 Results

	Three months ended March 31,
	2011	2010
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:
Income tax	$102,980	$175,208
Interest (net of amounts capitalized)	39,350	112,191

Non-cash activities:
Equipment acquired under financing agreements	1,638	—
Accounts payable for property, equipment and other long-lived assets	412,948	138,899

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VimpelCom Ltd - First Quarter 2011 Results

Attachment B: Reconciliation Tables

Reconciliation of Consolidated OIBDA of VimpelCom*

	1Q 11	1Q 10	4Q 10
OIBDA	1,209.5	1,041.2	1,252.0
Depreciation	(475.4)	(352.5)	(513.6)
Amortization	(100.7)	(66.7)	(107.1)
Operating income	633.4	622.0	630.6
Interest income	15.1	11.6	13.8
Net foreign exchange gain/(loss)	139.5	104.9	(10.3)
Interest expense	(134.9)	(141.6)	(140.4)
Equity in net gain/(loss) of associates	55.6	(3.8)	26.7
Other (expense)/income, net	(5.4)	(48.5)	(5.7)
Income tax expense	(94.6)	(153.0)	(44.2)
Net income	608.7	391.6	470.4

Reconciliation of Consolidated OIBDA Margin of VimpelCom*

	1Q 11	1Q 10	4Q 10
OIBDA margin	44.1%	46.7%	44.5%
Less: Depreciation as a percentage of net operating revenues	(17.3)%	(15.8)%	(18.2)%
Less: Amortization as a percentage of net operating revenues	(3.7)%	(3.0)%	(3.8)%
Operating income as a percentage of net operating revenues	23.1%	27.9%	22.4%
Interest income	0.5%	0.5%	0.5%
Net foreign exchange (loss)/gain	5.1%	4.7%	(0.4)%
Interest expense	(4.9)%	(6.3)%	(5.0)%
Equity in net gain/(loss) of associates	2.0%	(0.2)%	0.9%
Other (expense)/income, net	(0.2)%	(2.2)%	(0.2)%
Income tax expense	(3.4)%	(6.9)%	(1.6)%
Net income margin	22.2%	17.6%	16.7%

*	See also the supplementary file FinancialOperatingQ12011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

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VimpelCom Ltd - First Quarter 2011 Results

Reconciliation of VimpelCom Consolidated ROCE and Net Debt

(In millions of US$)

VimpelCom Ltd. Actual ROCE	1Q ‘09	2Q ‘09	3Q ‘09	4Q ‘09	1Q ‘10	2Q ‘10	3Q ‘10	4Q ‘10	1Q ‘11
Consolidated operating income LTM	2,402	2,357	2,179	2,578	2,633	2,710	2,830	2,852	2,864
Net debt	6,729	6,325	5,547	5,420	4,850	3,865	3,970	4,740	4,840
Long-term debt	5,307	5,732	5,593	5,540	5,292	4,801	4,367	4,499	6,047
Short-term debt	2,388	2,242	2,476	1,813	1,356	1,532	2,126	1,162	1,243
Cash and cash equivalents	(966)	(1,649)	(2,522)	(1,447)	(1,530)	(2,353)	(2,467)	(885)	(1,858)
Long-term and short-term deposits	—	—	—	(486)	(268)	(115)	(56)	(36)	(592)
Total equity	3,146	4,038	4,569	4,509	5,376	10,644	11,138	10,813	11,434
Redeemable noncontrolling interest	500	500	505	509	512	515	519	522	525
Total capital employed (CE)	10,375	10,863	10,621	10,438	10,738	15,024	15,627	16,075	16,799
Average capital employed		11,690	10,999	10,574	10,665	11,705	12,957	14,366	15,881
ROCE consolidated		20.2%	19.8%	24.4%	24.7%	23.2%	21.8%	19.9%	18.0%

Reconciliation of ROIC

Russia, ROIC (based on RUR millions)	1Q 11	1Q 10	4Q 10
Operating income LTM	74,792	76,798	76,664
Property and equipment	138,296	120,740	135,806
Licenses	3,752	5,740	4,242
Intangible assets	12,045	14,189	12,583
Goodwill	80,632	78,897	79,884
Software	11,451	9,976	12,096
Frequency permissions	3,420	3,143	3,362
Total Invested Capital	249,596	232,685	247,973
ROIC	30.0%	33.0%	30.9%

CIS, ROIC (based on US$ millions)	1Q 11	1Q 10	4Q 10
Operating income LTM	295.4	243.3	291.6
Property and equipment	1,292.3	1,102.6	1,257.2
Licenses	225.0	247.4	238.3
Intangible assets	163.1	178.3	172.5
Goodwill	983.2	987.8	953.4
Software	75.5	81.7	77.0
Frequency permissions	4.5	4.6	4.5
Total Invested Capital	2,743.6	2,602.4	2,702.9
ROIC	10.8%	9.3%	10.8%

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VimpelCom Ltd - First Quarter 2011 Results

Average Rates of Functional Currencies to USD*

Functional Currency/1 US$		1Q 10	2Q 10	3Q 10	4Q 10	1Q 11
Russia	RUR	29.89	30.24	30.62	30.71	29.27
Kazakhstan	KZT	147.68	146.81	147.40	147.49	146.42
Ukraine	UAH	7.99	7.92	7.90	7.93	7.95
Armenia	AMD	384.26	384.49	365.57	360.72	365.93
Georgia	GEL	1.72	1.80	1.84	1.77	1.76
Kyrgyzstan	KGS	44.55	45.75	46.74	46.80	47.39

*	Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

Capex Development

CAPEX (in US$ millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Total capex	456.4	179.3	154.5%	1,142.6	-60.1%
Russia	333.6	124.1	168.8%	806.8	-58.7%
Ukraine	46.4	6.0	673.3%	73.6	-37.0%
Other CIS	72.8	32.3	125.4%	256.1	-71.6%
All other	3.6	16.9	-78.7%	6.1	-41.0%

VimpelCom Ltd Financial and Operational Highlights on Pro Forma Basis**

CONSOLIDATED OPERATIONS (US$, millions)	1Q 11	pro-forma 1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	2,742.9	2,535.0	8.2%	2,815.6	-2.6%
OIBDA	1,209.5	1,205.0	0.4%	1,251.6	-3.4%
OIBDA margin	44.1%	47.5%		44.5%
SG&A	812.9	741.0	9.7%	854.7	-4.9%
SG&A percentage	29.6%	29.2%		30.4%
Net income attributable to VimpelCom Ltd.	589.7	412.0	43.1%	461.2	27.9%
Net cash from operating activities	1,004.4	n/a		769.1	30.6%
Capital expenditures	456.4	235.1	94.1%	1,142.6	-60.1%

**	“Pro forma basis” means – that the numbers are presented assuming that the business combination with Kyivstar had taken place on January 1, 2009

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VimpelCom Ltd - First Quarter 2011 Results

Attachment C: Financial and Operational Highlights in Functional Currencies

Ukraine

UKRAINE ACTUAL (UAH millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	2,980.5	359.2	729.8%	3,198.2	-6.8%
OIBDA	1,621.2	80.7	1908.9%	1,709.1	-5.1%
OIBDA margin	54.4%	22.5%		53.4%
SG&A	860.8	146.9	486.0%	944.1	-8.8%
including Sales & Marketing Expenses	122.5	26.7	358.8%	176.2	-30.5%
including General & Administrative Costs	738.3	120.2	514.2%	767.9	-3.9%
SG&A percentage	28.9%	40.9%		29.5%
Capital expenditures	368.8	47.6	674.8%	584.0	-36.8%

UKRAINE ACTUAL REVENUES (UAH millions)*	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	2,980.5	359.2	729.8%	3,198.2	-6.8%
Mobile	2,766.3	183.0	1411.6%	3,009.8	-8.1%
Fixed-line	214.2	176.2	21.6%	188.4	13.7%
Business segment	84.2	74.0	13.8%	87.4	-3.7%
Wholesale	95.5	81.7	16.9%	68.4	39.6%
Residential	34.5	20.5	68.3%	32.7	5.5%

CIS – Revenues Development

KAZAKHSTAN (KZT mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	26,850	23,555	14.0%	28,556	-6.0%
Mobile	25,406	23,079	10.1%	27,772	-8.5%
Fixed-line	1,444	476	203.4%	784	84.2%

ARMENIA (AMD mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	16,890	16,017	5.5%	17,159	-1.6%
Mobile	7,384	5,787	27.6%	7,041	4.9%
Fixed-line	9,505	10,230	-7.1%	10,118	-6.1%

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VimpelCom Ltd - First Quarter 2011 Results

*	Mobile and fixed revenues for all periods were adjusted; see definition of reportable segments in Attachment E.

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VimpelCom Ltd - First Quarter 2011 Results

UZBEKISTAN (US$ mln)*	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	58.9	45.3	30.0%	59.0	-0.2%
Mobile	56.4	42.9	31.5%	56.4	0.0%
Fixed-line	2.5	2.4	4.2%	2.6	-3.8%

TAJIKISTAN (US$ mln)*	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	20.5	14.8	38.5%	21.1	-2.8%
Mobile	18.0	13.3	35.3%	16.6	8.4%
Fixed-line	2.5	1.5	66.7%	4.5	-44.4%

GEORGIA (GEL mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	21.2	18.8	12.8%	20.4	3.9%
Mobile	20.6	18.3	12.6%	19.5	5.6%
Fixed-line	0.6	0.5	20.0%	0.9	-33.3%

KYRGYZSTAN (KGS mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile net operating revenues	1,445	1,138	27.0%	1,431	1.0%

CIS REVENUES (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	350.9	294.8	19.0%	362.0	-3.1%
Mobile	309.8	260.8	18.8%	321.0	-3.5%
Fixed-line	41.1	34.0	20.9%	41.0	0.2%

*	US$ is the functional currency in Uzbekistan and Tajikistan.

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VimpelCom Ltd - First Quarter 2011 Results

CIS – OIBDA Development

KAZAKHSTAN (KZT mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	13,663	13,068	4.6%	14,616	-6.5%
OIBDA margin	50.9%	55.5%		51.2%

ARMENIA (AMD mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	5,742	7,348	-21.9%	6,462	-11.1%
OIBDA margin	34.0%	45.9%		37.7%

UZBEKISTAN (US$ mln)*	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	26.9	19.6	37.2%	21.2	26.9%
OIBDA margin	45.7%	43.3%		35.9%

TAJIKISTAN (US$ mln)*	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	9.2	4.4	109.1%	10.7	-14.0%
OIBDA margin	44.9%	29.7%		50.7%

GEORGIA (GEL mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA Total	4.1	2.0	105.0%	3.3	24.2%
OIBDA margin	19.3%	10.6%		16.2%

KYRGYZSTAN (KGS mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile OIBDA	810	426	90.1%	713	13.6%
Mobile OIBDA margin	56.1%	37.4%		49.8%

CIS OIBDA (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	159.6	139.6	14.3%	160.3	-0.4%
OIBDA margin	45.5%	47.4%		44.3%

*	US$ is the functional currency in Uzbekistan and Tajikistan.

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VimpelCom Ltd - First Quarter 2011 Results

CIS – Operating Highlights

KAZAKHSTAN	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile subscriptions (‘000)	6,987	6,062	15.3%	6,867	1.7%
MOU, min	113.3	102.2	10.9%	123.6	-8.3%
ARPU mobile, US$	8.0	8.4	-4.8%	9.2	-13.0%
ARPU mobile, (KZT)	1,173.5	1,264.0	-7.2%	1,359.0	-13.6%
Broadband internet subscriptions (‘000)	15.4	2.7	470.4%	12.0	28.3%

ARMENIA	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile subscriptions (‘000)	699	549	27.3%	672	4.0%
including mobile broadband subscriptions	8.4	6.8	23.5%	7.0	20.0%
MOU, min	237.6	345.6	-31.3%	274.9	-13.6%
ARPU mobile, US$	7.8	9.0	-13.3%	10.0	-22.0%
ARPU mobile, (AMD)	2,839.3	3,478.0	-18.4%	3,560.0	-20.2%
Broadband internet subscriptions (‘000)	84.4	31.2	170.5%	68.0	24.1%

UZBEKISTAN	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile subscriptions (‘000)	5,102	3,489	46.2%	4,822	5.8%
including mobile broadband subscriptions	29.7	7.7	285.7%	25.5	16.5%
MOU, min	390.7	369.2	5.8%	402.9	-3.0%
ARPU mobile, US$	3.8	4.2	-9.5%	4.0	-5.0%
Broadband internet subscriptions (‘000)	13.2	10.0	32.0%	11.8	11.9%

TAJIKISTAN	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile subscriptions (‘000)	804	820	-2.0%	787	2.2%
MOU, min	203.4	157.9	28.8%	197.3	3.1%
ARPU mobile, US$	7.6	5.6	35.7%	7.1	7.0%

GEORGIA	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile subscriptions (‘000)	611	431	41.8%	560	9.11%
MOU, min	147.1	125.0	17.7%	133.8	9.94%
ARPU mobile, US$	6.1	7.5	-18.7%	6.6	-7.58%
ARPU mobile, (GEL)	10.8	13.7	-21.2%	11.7	-7.69%

KYRGYZSTAN	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile subscriptions (‘000)	1,965	1,774	10.8%	1,904	3.2%
MOU, min	289.7	193.9	49.4%	312.9	-7.4%
ARPU mobile, US$	5.1	4.7	8.5%	5.6	-8.9%
ARPU mobile, (KGS)	243.2	207.9	17.0%	261.2	-6.9%

28

VimpelCom Ltd - First Quarter 2011 Results

Attachment D: Key Financial Results in US Dollars*

Russia

RUSSIA (US$ millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	2,064.4	1,918.6	7.6%	2,101.7	-1.8%
OIBDA	868.4	911.1	-4.7%	912.7	-4.9%
OIBDA margin	42.1%	47.5%		43.4%
SG&A	578.9	524.0	10.5%	584.3	-0.9%
including Sales & Marketing Expenses	183.9	166.0	10.8%	214.7	-14.3%
including General & Administrative Costs	395.0	358.0	10.3%	369.6	6.9%
SG&A percentage	28.0%	27.3%		27.8%
Capital expenditures	333.6	124.1	168.8%	806.8	-58.7%

RUSSIA REVENUES (US$ millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	2,064.4	1,918.6	7.6%	2,101.7	-1.8%
Mobile revenues	1,713.1	1,602.2	6.9%	1,752.6	-2.3%
Fixed-line revenues	351.3	316.4	11.0%	349.1	0.6%
Business segment	155.0	150.0	3.3%	158.1	-2.0%
Wholesale	121.5	113.4	7.1%	126.5	-4.0%
Residential	74.9	53.0	41.3%	64.5	16.1%
	—	—		—

RUSSIA OIBDA DEVELOPMENT (US$ millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	868.4	911.1	-4.7%	912.7	-4.9%
Mobile	778.4	820.5	-5.1%	814.2	-4.4%
Fixed-line	90.0	90.6	-0.7%	98.5	-8.6%
total OIBDA margin	42.1%	47.5%		43.4%
Mobile	45.4%	51.2%		46.5%
Fixed-line	25.6%	28.6%		28.2%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ12011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

29

VimpelCom Ltd - First Quarter 2011 Results

Ukraine

UKRAINE ACTUAL (US$ millions)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	375.2	44.9	735.6%	403.2	-6.9%
OIBDA	204.0	10.1	1919.8%	215.5	-5.3%
OIBDA margin	54.4%	22.5%		53.4%
SG&A	108.3	18.3	491.8%	119.0	-9.0%
including Sales & Marketing Expenses	15.4	3.3	366.7%	22.2	-30.6%
including General & Administrative Costs	92.9	15.0	519.3%	96.8	-4.0%
SG&A percentage	28.9%	40.8%		29.5%
Capital expenditures	46.4	6.0	673.3%	73.6	-37.0%

UKRAINE ACTUAL REVENUES (US$ millions)*	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	375.2	44.9	735.6%	403.2	-6.9%
Mobile	348.2	22.9	1420.5%	379.5	-8.2%
Fixed-line	27.0	22.0	22.7%	23.7	13.9%
Business segment	10.9	9.3	17.2%	11.2	-2.7%
Wholesale	11.7	10.1	15.8%	8.4	39.3%
Residential	4.3	2.6	65.4%	4.1	4.9%

*	Mobile and fixed revenues for all periods were adjusted; see definition of reportable segments in Attachment E.

30

VimpelCom Ltd - First Quarter 2011 Results

CIS Revenues in US$

KAZAKHSTAN (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	183.4	159.5	15.0%	193.6	-5.3%
Mobile	173.5	156.3	11.0%	188.3	-7.9%
Fixed-line	9.9	3.2	209.4%	5.3	86.8%

ARMENIA (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	46.2	41.7	10.8%	47.5	-2.7%
Mobile	20.2	15.1	33.8%	19.5	3.6%
Fixed-line	26.0	26.6	-2.3%	28.0	-7.1%

UZBEKISTAN (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	58.9	45.3	30.0%	59.0	-0.2%
Mobile	56.4	42.9	31.5%	56.4	0.0%
Fixed-line	2.5	2.4	4.2%	2.6	-3.8%

TAJIKISTAN (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	20.5	14.8	38.5%	21.1	-2.8%
Mobile	18.0	13.3	35.3%	16.6	8.4%
Fixed-line	2.5	1.5	66.7%	4.5	-44.4%

GEORGIA (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Net operating revenues	12.0	10.9	10.1%	11.5	4.3%
Mobile	11.6	10.6	9.4%	11.0	5.5%
Fixed-line	0.4	0.3	33.3%	0.5	-20.0%

KYRGYZSTAN (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
Mobile net operating revenues	30.5	25.5	19.6%	30.6	-0.3%

31

VimpelCom Ltd - First Quarter 2011 Results

CIS OIBDA in US$

KAZAKHSTAN (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	93.3	88.5	5.4%	99.1	-5.9%
OIBDA margin	50.9%	55.5%		51.2%

ARMENIA (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	15.7	19.1	-17.8%	17.9	-12.3%
OIBDA margin	34.0%	45.8%		37.7%

UZBEKISTAN (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	26.9	19.6	37.2%	21.2	26.9%
OIBDA margin	45.7%	43.3%		35.9%

TAJIKISTAN (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	9.2	4.4	109.1%	10.7	-14.0%
OIBDA margin	44.9%	29.7%		50.7%

GEORGIA (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA total	2.3	1.1	109.1%	1.9	21.1%
OIBDA margin	19.2%	10.1%		16.5%

KYRGYZSTAN (US$ mln)	1Q 11	1Q 10	1Q 11/ 1Q 10	4Q 10	1Q 11/ 4Q 10
OIBDA Total	17.1	9.5	80.0%	15.2	12.5%
OIBDA margin	56.1%	37.3%		49.7%

32

VimpelCom Ltd - First Quarter 2011 Results

Attachment E: Definitions

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA or OIBDA by OJSC VimpelCom, is defined as operating income before depreciation and amortization. Our management uses OIBDA and OIBDA margin as supplemental performance measures and believes that OIBDA and OIBDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of OIBDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. OIBDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide OIBDA or EBITDA (earnings before interest, taxes, depreciation and amortization) information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation and amortization, which items may significantly affect operating income between periods. However, our OIBDA results may not be directly comparable to other companies’ reported OIBDA or EBITDA results due to variances and adjustments in the components of OIBDA (including our calculation of OIBDA) or calculation measures. Additionally, a limitation of OIBDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of OIBDA to net income, the most directly comparable U.S. GAAP financial measure, is presented above (Attachment B) and in the supplementary file FinancialOperatingQ12011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp.

OIBDA margin is a non-U.S. GAAP financial measure. We calculate OIBDA margin as OIBDA divided by net operating revenues, expressed as a percentage. Reconciliation of OIBDA margin to net income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented above (Attachment B) and in the supplementary file FinancialOperatingQ12011.xls on our website at http://vimpelcom.com/ir/financials/results.wbp.

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscriptions during the period and dividing by the number of months in that period.

Broadband subscriptions are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile internet access via USB modems using 3G/HSDPA technologies.

Capital expenditures (Capex) – purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

CIS Geographic Segment for the purpose of VimpelCom’s reporting includes our operations in the following countries: Kazakhstan, Kyrgyzstan, Uzbekistan, Tajikistan, Armenia and Georgia. Starting from the second quarter 2010 OJSC VimpelCom’s operation in Ukraine was included into a separate reporting segment together with Kyivstar and reported on a pro forma basis for all periods starting from the first quarter of 2010.

33

VimpelCom Ltd - First Quarter 2011 Results

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Mobile subscriptions are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscriptions also includes SIM-cards for use of mobile Internet service via USB modems.

Mobile services are wireless voice and data transmission services excluding WiFi.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscriptions during the period and dividing by the number of months in that period.

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents and long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Reportable segments – The Company identified Russia mobile, Russia fixed-line, CIS, Ukraine and All other reporting segments based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Mobile primarily includes activities for the providing of wireless telecommunication services to the Company’s subscribers and other operators; fixed-line primarily includes all activities for providing wireline telecommunication services, broadband and consumer Internet. Intersegment revenues are eliminated in consolidation. Mobile and fixed revenues for all periods for Ukraine were adjusted for consistency purposes.

ROCE is a non-U.S. GAAP financial measure and is calculated as operating income for the last twelve months divided by the sum of net debt, total equity and redeemable noncontrolling interest calculated as an average of the quarter-end balances for the last four quarters. The Company believes that ROCE (return on capital employed) provides useful information to management of our company and investors because it is an indicator of our company’s operational performance and represents a return on employed capital at the end of each reported period. Calculation of ROCE on the basis of U.S. GAAP financial measures is presented in the reconciliation tables section above (Attachment B).

ROIC is a non-U.S. GAAP financial measure and is calculated as operating income for the last twelve months divided by the sum of property and equipment, licenses, intangible assets, goodwill, software and frequency permissions as reflected on the balance sheet as of the end of the period. The Company believes that ROIC (return on invested capital) provides useful information to management of our company because it is an indicator of our company’s operational performance and provides a useful indication of how profitably our company used its

34

VimpelCom Ltd - First Quarter 2011 Results

resources in each reportable segment over the reported period. Calculation of ROIC on the basis of U.S. GAAP financial measures is presented below in the reconciliation tables section above (Attachment B).

SEA Geographic segment – VimpelCom’s operations in South-East Asia, which include operations in Cambodia, Laos and VimpelCom’s respective equity in net results of operations of its Vietnamese associate entity GTEL-Mobile JSC (“GTEL-Mobile”).

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Ukraine segment – Due to change in the reporting structure of VimpelCom and in line with intentions made public by the Company in the previous quarter, Ukraine was considered to be a separate reporting segment apart from the CIS and includes the operations of VimpelCom’s indirect Ukrainian subsidiaries Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”) and “Golden Telecom” Limited Liability Company (“GT LLC”)), as well as Kyivstar.

VAS (value added services) includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services.

35

VimpelCom Ltd 1Q11 Presentation Amsterdam June 1 st , 2011

© VimpelCom Ltd 2011

Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s registration statement on Form F-4 filed with the U.S.
Securities and Exchange Commission (the “SEC”), the Company’s proxy statement furnished to the SEC on Form 6-K on February 15, 2011, OJSC VimpelCom’s public filings with the SEC, including its Annual
Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the
Company with the SEC, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained herein, or to make corrections to reflect future events or developments.

© VimpelCom Ltd 2011
3
Q&A Session
will be joined by:
Khaled Bichara
President and Chief Operating Officer
Elena Shmatova
Head of Russian operations
Dmitry Kromsky
Head of the CIS operations
Artem Nitz
Acting CFO Ukrainian operations
Gerbrand Nijman
Head of Investor Relations
Alexander Izosimov
Chief Executive Officer
Henk van Dalen
Chief Financial Officer
Presentation
Participants

© VimpelCom Ltd 2011
4
Introduction
• The merger of VimpelCom Ltd. with Wind Telecom was completed on April
15, 2011. Therefore actual 1Q11 results presented today do not include the merged entities of Wind Telecom
• We intend to publish a full set of pro-forma data per quarter for 2010 and
1Q11 as well as FY10, in early August
• However, for your information we have included some selected results of
1Q11 for the combined new group on a pro forma basis and a summary of already published 1Q11 results of Wind Italy and Orascom Telecom Holding
• This presentation focuses therefore mainly on 1Q11 for VimpelCom Ltd.

© VimpelCom Ltd 2011
5
Operating and Financial Highlights 1Q11
Actual results Vimpelcom Ltd
• Net operating revenues reached US$2.7 billion (up 23% y-o-y)
• OIBDA reached US$1.2 billion (up 16% y-o-y)
• Net cash from operating activities of US$1.0 billion (up 25% y-o-y)
• Presence in SEA strengthened through acquisition in Laos and new agreement in Vietnam
• Supervisory Board declared final dividend of $244 million in relation to 2010 results
Selected 1Q11 results on a pro forma basis*
• Net operating revenues of $5.5 billion
• OIBDA reached $2.3 billion
• OIBDA margin of 42%
• Mobile subscriptions of 186 million
* Pro-forma as if the combination of VimpelCom Ltd and Wind
Telecom had happened as per January 1, 2011. Please refer to note regarding pro forma presentation in 1Q 2011 earnings release

VimpelCom

2,231
2,642
2,824
2,816
2,743
1Q10
2Q10
3Q10
4Q10
1Q11

1,041
1,262
1,378
1,252
1,210
46.7%
47.8%
48.8%
44.5%
44.1%
1Q10
2Q10
3Q10
4Q10
1Q11
OIBDA
OIBDA Margin

382
335
496
461
590
1Q10
2Q10
3Q10
4Q10
1Q11

803
179
1,001
381
1,097
520
769
1,143
456
1Q10
2Q10
3Q10
4Q10
1Q11
Net cash from operating activities
CAPEX

© VimpelCom Ltd 2011
6
1Q11 Financial Highlights
Revenue
*
, USD mln
Net Income attributable to
VimpelCom Ltd, USD mln
OIBDA, USD mln
Net cash and Capex, USD mln
+22.9% y-o-y
-2.6% q-o-q
* Herein refers to Net operating revenues
+54.6% y-o-y
+27.9% q-o-q
+16.2% y-o-y
-3.4% q-o-q
1,004

© VimpelCom Ltd 2011
7
Financial Position
Key Ratios and Indicators
Consolidated Cash and Net Debt Development
*
LTM OIBDA represents an OIBDA which constitutes the sum of the lines: LTM
Operating Income and LTM Depreciation, amortization and impairment loss. LTM stands for the “last twelve months” to reporting date.
**
Net Debt is calculated as Total Debt minus Cash and cash equivalents and deposits
1Q 2011, USD mln
(USD mln)
March 31,
2011
Dec 31,
2010
Sep 30,
2010
Cash and Cash
Equivalents
1,858 885 2,467
Total Assets 22,281 19,928 21,046
Total Debt 7,290 5,661 6,493
-Short-term 1,243 1,162 2,126
-Long-term 6,047 4,499 4,367
Equity and redeemable
noncontrolling interest
11,959 11,335 11,657
LTM OIBDA* 5,101 4,932 4,932
- LTM Depreciation,
amortization and
impairment loss
2,237 2,079 2,079
- LTM Operating income 2,853 2,852 2,852
LTM Interest expense 533 540 563
Net cash from operating
activities LTM
3,871 3,670 3,652
Debt/OIBDA 1.4 1.1 1.3
OIBDA/Interest expense 9.6 9.1 8.8
Debt/Assets 0.33 0.28 0.31
Net Debt** 4,840 4,740 3,970
* Forex effect on cash, non-cash changes debt and finance raising costs
4,740 (994) 554 104 245 190 4,840
Opening
net debt
Net
operating
cash flow
Cash
Capex
Dividends Other* Closing net
debt
Acquisition,
net of cash
acquired

© VimpelCom Ltd 2011
8
102
275
511
366
1,152
493
1,538
124
872
1,111
1,000 1,000
102
1Q11 2Q11 3Q11 4Q11 2011 2012 2013 2014 2015 2016 2017 2018 2019 2021
Group Debt Profile as of March 31, 2011
Debt Maturity Schedule, USD mln
Debt Composition by Currency
- due in 2011 - due after 2011
- EUR - RUR - USD
- paid
63%
50%
60%
7%
29%
50%
40%
3Q10 4Q10 1Q11
$7, 289 mln of total debt

© VimpelCom Ltd 2011
9
Financial structure post-merger
Revenues and OIBDA (preliminary pro forma)
Debt (preliminary pro forma)
Below are selected preliminary results on a pro-forma* basis.
The Company intends to provide a full set of pro forma data in early August.
(USD billion)
First Quarter 2011 Full Year 2010
Revenue 5.5 21.8
OIBDA 2.3   9.3
* Please refer to note regarding pro forma presentation in
1Q 2011 earnings release
(USD billion)
March 31, 2011
Gross debt ~ 27
Net debt ~ 23
Net debt / OIBDA ~ 2.5x

© VimpelCom Ltd 2011
10
Dividend
Dividend guidelines 2011
• Intention to pay a dividend that develops substantially in line with the development of operational performance
• Barring unforeseen circumstances, the Company aims to pay out a significant part of its annual operating free cash flow* to its shareholders in the form of dividends
• Aim to pay at least US$ 0.80 per common share, assuming not more than
1,628 million common shares issued and outstanding
• Aim to pay interim and final dividends annually in cash
• Precise amount and timing of dividends for a particular year will be approved by the Supervisory Board, subject to certain constraints and guidelines
* Operating free cash flow = net cash from operating activities minus capital expenditures
For a full dividend guideline please refer to www.vimpelcom.com
Final dividend for 2010 of US$244 million
Total dividend paid for 2010 was US$ 1.1 billion

VimpelCom

51.3
50.9
51.6
52.0
53.0
1Q 10
2Q 10
3Q 10
4Q 10
1Q11

308
330
343
333
308
204
219
222
228
218
1Q 10
2Q 10
3Q 10
4Q 10
1Q11
ARPU (RUR)
MOU (min)

1.2
1.1
1.3
1.1
1.5
1.2
1.9
1.4
2.3
1.5
1Q 10
2Q 10
3Q 10
4Q 10
1Q11
USB modems subs
FTTB

372
275
357
251
358
246
384
238
385
227
1Q 10
2Q 10
3Q 10
4Q 10
1Q11
FTTB
USB modems

© VimpelCom Ltd 2011
11
Russia: Operating Highlights
Mobile subscriptions, mln
Broadband subscriptions, mln
ARPU and MOU
Broadband ARPU, RUR
2.4
2.7
2.3
3.3
+3.4% y-o-y
+1.9% q-o-q
+69.4% y-o-y
+16.4% q-o-q 3.8

9.5
9.9
10.5
10.7
10.3
47.9
51.8
53.8
53.8
50.1
1Q 10
2Q 10
3Q 10
4Q 10
1Q11
Mobile
Fixed-line

27.2
29.1
30.2
28.0
25.4
47.5%
47.2%
47.0%
43.4%
42.1%
1Q 10
2Q 10
3Q 10
4Q 10
1Q11
OIBDA
OIBDA Margin

8.5%
10.0%
13.4%
19.1%
21.3%
3.7
7.4
11.7
24.8
9.5
1Q 10
2Q 10
3Q 10
4Q 10
1Q11
CAPEX (RUR bn)
CAPEX/Revenue LTM

© VimpelCom Ltd 2011
12
• Added ~1mln subscriptions in 1Q11; 2% q-o-q growth
• Mobile revenues grew almost 5% y-o-y to 50.1bn rubles
• Mobile data revenues up 21% y-o-y to 3.9bn rubles
• Mobile OIBDA margin of 45.5% reflects ongoing
marketing activities and device sales
• Capex increase y-o-y reflects acceleration of network
development
• Fixed–line revenues grew 8% y-o-y to 10.3bn rubles
• FTTB revenues up 42% y-o-y due to subscription
growth
Revenue, RUR bn
CAPEX
OIBDA (RUR bn) and OIBDA Margin
61.7
64.3
57.4
64.5
+5.2% y-o-y
-6.5% q-o-q
-6.8% y-o-y
-9.4% q-o-q
60.3
Russia: Financial Highlights

23.9
24.1
25.1
24.4
24.4
1Q10
2Q10
3Q10
4Q10
1Q11

36.5
39.7
42.6
40.3
37.7
406
427
433
457
466
1Q10
2Q10
3Q10
4Q10
1Q11
ARPU (UAH)
MOU

92
107
149
200
235
1Q10
2Q10
3Q10
4Q10
1Q11

69
65
59
56
49
1Q10
2Q10
3Q10
4Q10
1Q11

© VimpelCom Ltd 2011
13
Ukraine (pro-forma): Operating Highlights
Mobile subscriptions, mln
Fixed-line broadband subscriptions*, ‘000
ARPU and MOU
+2.1% y-o-y
0.0% q-o-q
+156.5% y-o-y
+ 17.5% q-o-q
* FTTB subscription base has been revised for the period of 1Q10-
1Q11 based on the standard VimpelCom definition for broadband subscriptions to reflect 3-months active base
Fixed-line broadband ARPU, UAH

2.9
3.1
3.4
3.2
3.0
1Q10
2Q10
3Q10
4Q10
1Q11

1.4
1.7
1.9
1.7
1.6
49.4%
54.2%
56.8%
53.4%
54.4%
1Q10
2Q10
3Q10
4Q10
1Q11
OIBDA
OIBDA Margin

12,8%
14,7%
14,8%
16,1%
15,0%
480,0
538,0
403,3
584,0
368,8
1Q10
2Q10
3Q10
4Q10
1Q11
CAPEX
Capex/Revenue LTM

© VimpelCom Ltd 2011
14
Revenue, UAH bn
CAPEX, UAH mln
OIBDA (UAH bn) and OIBDA Margin
+4.4% y-o-y
-6.8% q-o-q
+15.0% y-o-y
-5.1% q-o-q
• Mobile subscriptions grew 2% y-o-y
• Broadband subscriptions up 156% y-o-y
• Revenue growth 4% y-o-y on mobile data growth
• Residential revenue grew 68% y-o-y driven by
significant increase FTTB subscriptions
• New pricing strategy continues to deliver positive
results
• OIBDA margin increased to 54.4% (up 15% y-o-y) due
to realized synergies and operational excellence
initiatives
• Capex of UAH 369mln, 12% of revenue
Ukraine (pro-forma): Financial Highlights

34
39
41
41
41
261
297
321
321
310
1Q 10
2Q 10
3Q 10
4 Q 10
1Q11
Fixed-line
Mobile

140
162
176
160
160
47.4%
48.2%
48.8%
44.3%
45.5%
1Q 10
2Q 10
3Q10
4 Q 10
1Q11
OIBDA
OIBDA Margin

11.4%
14.9%
18.5%
32.3%
33.9%
32.3
70.7
78.3
256.1
72.8
1Q 10
2Q 10
3Q 10
4 Q 10
1Q11
Capex
Capex/Revenue LTM

© VimpelCom Ltd 2011
15
• Mobile subscriptions up 23% y-o-y and almost 4% q-o-q
• Broadband subscriptions up 158% y-o-y and 23% q-o-q
• Total revenues increased 19% to US$351mln
• Revenues grew in most markets, despite intensified
competition
• OIBDA up 14.3% y-o-y to US$160mln
• OIBDA margin of 45.5% decreased y-o-y due to
increased sales of equipment, but increased q-o-q from
44.3%
• Capex spending increase y-o-y reflects acceleration of
network development and ongoing FTTB roll-out in
Kazakhstan
CIS Operations*
* This segment includes our operations in Kazakhstan,
Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia.
OIBDA (USD mln)and OIBDA Margin Revenue, USD mln
CAPEX, USD mln
336
362
295
362
+19.0% y-o-y
-3.1% q-o-q
+14.3% y-o-y
-0.4% q-o-q
351

© VimpelCom Ltd 2011
16
South-East Asia Operations
• In total ~ 1.7 million mobile subscriptions
• Networks in Vietnam covered approx. 57% of
population, 51 out of 63 provinces. VimpelCom
developed a more focused strategy with a
comprehensive commercial re-launch and with
more focused investments in the network.
• Cambodia: 73% revenue growth and 54% in active
subscriptions on y-o-y basis. Q-o-q growth showed
16% increase in subscriber base with 82%
population coverage and an 11% increase in
revenue
• On a pro-forma basis Laos showed y-o-y 60%
growth in active subscriptions. Currently 85%
urban and 32% rural population coverage

© VimpelCom Ltd 2011
17
Summary
VimpelCom Ltd 1Q11:
• Solid financial performance
• Continued focus on improving market position in Russia
• Ukraine delivers market share recovery and synergies ahead of expectations
• Steady growth of revenues with healthy margins in CIS
VimpelCom Ltd post-merger:
• Taking business to the next level
• A leading global mobile operator
• Clear management structure in place
• Integration process has started
• Focus on profitable growth

© VimpelCom Ltd 2011 18 APPENDICES

© VimpelCom Ltd 2011
19
Contact Information
Please find herewith all contact details of VimpelCom’s Investor Relations team:
Gerbrand Nijman
Investor_Relations@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)
Russia, Ukraine and CIS
Marine Babayan
Investor_Relations@vimpelcom.com
Tel: +7 495 974 5888 (Moscow)
Asia & Africa and Orascom Telecom
Noha Khalil
otinvestorrelations@otelecom.com
Tel: +202 2461 5050 / 51 (Cairo)
Europe & North America and fixed income
Stefano Songini
ir@mail.wind.it
Tel +39 06 83113099 (Rome)

© VimpelCom Ltd 2011
20
Additional information: Wind Italy –
Financial and Operating 1Q11 Results*
•
Total revenues reached €1,351 million (increased 4.3% y-o-y)
•
EBITDA increased 2.8% to €497 million
•
EBITDA margin of 36.8%
•
EBIT reached €264 million (increased 9.7% y-o-y)
•
Net financial indebtedness declined to €8,265 million from €8,415 million recorded as of
December 31, 2010
•
Mobile customer base increased 7.7% to 20.3 million
•
Fixed-line voice customers approached 3.1 million (+7.3% y-o-y) driven by solid growth of
Direct voice subscribers (+11.9% y-o-y)
•
Strong performance in Broadband with customer base increasing by 18.5% to 2.03 million,
118 thousand net additions in Q1 2011
* On May 5, 2011, Wind Telecomunicazioni S.p.A. reported its results for the first quarter ended March
31, 2011.  We have provided the highlights of those results for your reference. The Company will begin reporting consolidated financial results including Wind Telecom starting from April 15, 2011.
This information is not adjusted for the impact of demergers following the April 15 transaction with
VimpelCom.
Results are presented according to IFRS.

© VimpelCom Ltd 2011
21
Additional information: Orascom Telecom –
Financial and Operating 1Q11 Results*
•
Revenues reached US$ 949 million (increased 5% y-o-y) as a result of strong growth in all GSM operations
•
EBITDA reached US$ 437 million (increased 11% y-o-y) demonstrating a solid performance across all the GSM subsidiaries
•
Group EBITDA margin stood at 46%, (increased of 2% y-o-y) EBITDA margins for the major subsidiaries were: Djezzy 59.4%, Mobilink 40.3%, banglalink 35.7%
•
Net Debt stood at US$ 3,078 million (a decrease of 23% q-o-q), with a Net Debt/EBITDA of 1.9x.
•
Total subscribers exceeded 104 million (increased 16% y-o-y)
* On May 18, 2011, Orascom Telecom Holding (OTH) announced its consolidated results for the first quarter ended March 31, 2011. We have provided the highlights of those results for your reference.
The Company will begin reporting consolidated financial results, including Orascom Telecom starting from April 15, 2011.
This information is not adjusted for the impact of demergers following the April 15 transaction with
VimpelCom.
Results are presented according to IFRS.

© VimpelCom Ltd 2011
22
Source: National Banks of the CIS countries,
Company calculations
FOREX Development
2Q10 3Q10 4Q10 1Q11
Currency
Average
rate
Closing
rate
Average
rate
Closing
rate
Average
rate
Closing
rate
Average
rate
Closing
rate
RUR
30.24 31.20 30.62 30.40 30.71 30.48 29.27 28.43
UAH
7.92 7.91 7.90 7.91 7.93 7.96 7.95 7.96
KZT
146.81 147.46 147.40 147.47 147.49 147.40 146.42 145.70
AMD
384.49 367.50 365.57 361.31 360.72 363.44 365.93 369.68
GEL
1.80 1.84 1.84 1.81 1.77 1.77 1.76 1.71
KGS
45.75 46.39 46.74 46.64 46.80 47.10 47.39 47.24

Canada
Russia
Armenia
Kazakhstan
Uzbekistan
Georgia
Tajikistan
Ukraine
Kyrgyzstan
Italy
Vietnam
Algeria
Laos
Central African Republic
Pakistan
Cambodia
Namibia
Bangladesh
Burundi
Zimbabwe

© VimpelCom Ltd 2011
23
Pop: 45.2 mln.
Pen: 111%
GDP* 6,700
Map of Operations
Pop: 4.2 mln.
Pen: 109%
GDP* 4,800
Pop: 3.1 mln.
Pen: 125%
GDP* 5,800
Pop: 15.8 mln.
Pen 129%
GDP* 12,800
Pop: 28.0 mln.
Pen: 79%
GDP* 3,100
Pop: 7.1 mln.
Pen: 81%
GDP* 2,000
Pop: 5.6 mln.
Pen: 92%
GDP* 2,200
Pop: 89.7 mln.
Pen: 154%
GDP* 3,100
Pop: 15.2 mln.
Pen: 64%
GDP* 2,000
Pop: 6.5 mln.
Pen: 56%
GDP* 2,400
Population: 140.0 mln.
Penetration: 159%
GDP*: 15,900
Population: 34.0 mln.
Penetration: 70%
GDP*: 39,600
Pop: 35.0 mln.
Pen: 75%
GDP* 7,400
Pop: 4.9 mln.
Pen: 17%
GDP* 700
Pop: 2.1 mln.
Pen: 83%
GDP* 6,900
Pop: 10.2 mln.
Pen: 15%
GDP* 300
Pop: 12.1 mln.
Pen: 49%
GDP* 400
Pop: 61.0 mln.
Pen: 151%
GDP* 30,700
Pop: 158.6 mln.
Pen: 43%
GDP* 1,700
Pop: 187.3 mln.
Pen: 54%
GDP* 2.400
Total population coverage: 870 million
* CIA – The World Factbook
Population and Penetration figures are provided by © Informa Telecoms &
Media - © Informa UK Ltd 2011

VimpelCom Ltd. Group

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	1,488.0	1,717.0	1,956.0	2,010.0	2,108.0	2,611.0	2,843.0	2,555.0	1,973.0	2,145.5	2,275.8	2,308.6	2,231.1	2,641.6	2,824.4	2,815.6	2,742.9
Gross margin	1,221.0	1,403.0	1,590.0	1,643.0	1,675.0	2,012.0	2,149.0	1,917.0	1,504.0	1,673.2	1,760.5	1,776.0	1,703.2	2,040.7	2,185.4	2,115.0	2,035.3
Gross margin, %	82.1%	81.7%	81.3%	81.7%	79.5%	77.1%	75.6%	75.0%	76.2%	78.0%	77.4%	76.9%	76.3%	77.3%	77.4%	75.1%	74.2%
Adjusted OIBDA	766.0	897.0	1,015.0	918.0	1,126.0	1,223.0	1,388.0	1,124.0	948.7	1,087.6	1,148.3	1,087.9	1,041.2	1,261.8	1,377.7	1,251.6	1,209.5
Adjusted OIBDA, %	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.7%	50.5%	47.1%	46.7%	47.8%	48.8%	44.5%	44.1%
SG&A	439.0	494.0	557.0	716.0	528.0	774.0	749.0	787.0	538.0	573.5	599.2	679.8	643.3	766.4	799.1	854.7	812.9
including Sales & Marketing Expenses	136.0	167.0	186.0	219.0	187.0	215.0	242.0	285.0	156.0	168.2	184.1	218.1	190.8	226.6	248.3	271.2	223.9
including advertising	52.0	67.0	66.0	92.0	69.0	89.0	86.0	101.0	26.0	37.1	38.0	56.7	29.9	51.5	54.8	65.4	41.9
including General & Administrative Costs	303.0	327.0	371.0	497.0	341.0	559.0	507.0	502.0	382.0	405.3	415.1	461.7	452.5	539.8	550.8	583.5	589.0
SG&A, %	29.5%	28.8%	28.5%	35.6%	25.0%	29.6%	26.3%	30.8%	27.3%	26.7%	26.3%	29.4%	28.8%	29.0%	28.3%	30.4%	29.6%
Net Income attributable to VimpelCom Ltd	277.0	359.0	458.0	368.0	601.0	470.0	269.0	-816.0	-297.0	700.5	434.5	283.4	381.5	334.7	495.9	461.2	589.7
Capital Expenditures	303.5	334.8	338.8	795.8	358.5	664.0	692.9	855.5	112.9	155.3	123.2	422.7	179.3	381.5	520.1	1,142.6	456.4

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	1,454.0	1,682.0	1,918.0	1,974.0	1,943.0	2,176.0	2,396.0	2,141.0	1,617.0	1,802.0	1,926.0	1,942.0	1,888.0	2,288.9	2,484.9	2,454.7	2,381.1
Subscriptions (‘000)	45,784	47,702	50,686	51,740	52,293	53,707	57,758	61,029	62,724	63,676	65,358	64,596	66,821	89,371	91,959	92,673	94,864

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	34.2	35.2	37.6	36.3	164.9	435.7	449.3	419.7	362.1	350.1	359.0	376.8	352.3	361.7	375.1	394.6	394.8
Broadband subscriptions (‘000)	0.0	0.0	0.0	0.0	542.1	617.1	785.5	1,221.3	1,559.9	1,738.8	1,929.8	2,218.5	2,485.2	2,687.7	3,001.0	3,672.7	4,268.6
BB subscritions using USB modems (‘000)	0.0	0.0	0.0	0.0	0.0	0.0	91.0	412.0	650.0	763.0	896.0	1,038.0	1,182.5	1,317.1	1,520.3	1,959.5	2,351.1
BB fixed-line subscriptions (‘000)*	0.0	0.0	0.0	0.0	542.1	617.1	694.5	809.3	909.9	975.8	1,033.8	1,180.5	1,302.7	1,370.6	1,480.7	1,713.2	1,917.5

Reconciliation of Adjusted OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	766	897	1,015	918	1,126	1,223	1,388	1,124	949	1,088	1,148	1,088	1,041	1,262	1,378	1,252	1,210
Depreciation	(269)	(285)	(286)	(331)	(357)	(385)	(400)	(379)	(309)	(326)	(366)	(393)	(353)	(399)	(437)	(464)	(475)
Amortization	(53)	(54)	(55)	(56)	(67)	(101)	(98)	(94)	(73)	(70)	(71)	(87)	(67)	(95)	(109)	(157)	(101)
Impairment loss	0	0	0	0	0	0	0	(443)	0	0	0	0	0	0	0	0	0
Operating income	444	558	674	531	702	737	890	208	568	692	711	608	622	769	832	630	633
Interest income	5	8	9	12	15	25	18	14	15	19	8	10	12	16	15	14	15
Net foreign exchange gain/(loss)	17	8	26	22	185	26	(341)	(1,012)	(746)	323	25	(14)	105	(126)	27	(10)	139
Interest expense	(46)	(48)	(51)	(50)	(79)	(121)	(142)	(154)	(137)	(141)	(157)	(164)	(142)	(132)	(126)	(140)	(135)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	2	(63)	(35)	5	5	(10)	(4)	11	19	27	56
Other (expense)/income, net	(11)	(8)	(9)	31	(9)	(3)	(7)	1	(7)	1	(3)	(24)	(48)	(10)	(27)	(6)	(5)
Income tax expense	(120)	(144)	(171)	(159)	(196)	(179)	(139)	209	34	(191)	(152)	(125)	(153)	(178)	(230)	(44)	(95)
Net income/(loss)	289	374	478	387	618	485	281	(797)	(309)	707	436	281	392	349	510	470	609

Adjusted OIBDA margin as a percentage of net operating revenue	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.7%	50.5%	47.1%	46.7%	47.8%	48.8%	44.5%	44.1%
Depreciation	(18.1%)	(16.6%)	(14.6%)	(16.5%)	(16.9%)	(14.7%)	(14.1%)	(14.9%)	(15.6%)	(15.2%)	(16.2%)	(17.0%)	(15.8%)	(15.1%)	(15.5%)	(16.5%)	(17.3%)
Amortization	(3.6%)	(3.1%)	(2.8%)	(2.8%)	(3.2%)	(3.9%)	(3.4%)	(3.7%)	(3.7%)	(3.3%)	(3.1%)	(3.8%)	(3.0%)	(3.6%)	(3.9%)	(6.6%)	(3.7%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(17.3%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	29.8%	32.5%	34.5%	26.4%	33.3%	28.2%	31.3%	8.1%	28.8%	32.2%	31.2%	26.3%	27.9%	29.1%	29.4%	22.4%	23.1%
Interest income	0.3%	0.5%	0.5%	0.6%	0.7%	1.0%	0.6%	0.5%	0.8%	0.9%	0.3%	0.5%	0.5%	0.6%	0.5%	0.5%	0.5%
Net foreign exchange gain/(loss)	1.1%	0.5%	1.3%	1.1%	8.8%	1.0%	(12.0%)	(39.6%)	(37.8%)	15.1%	1.1%	(0.6%)	4.7%	(4.8%)	1.0%	(0.4%)	5.1%
Interest expense	(3.1%)	(2.8%)	(2.6%)	(2.5%)	(3.7%)	(4.6%)	(5.0%)	(6.0%)	(7.0%)	(6.6%)	(6.9%)	(7.1%)	(6.4%)	(5.0%)	(4.5%)	(5.0%)	(4.9%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	(2.5%)	(1.8%)	0.2%	0.2%	(0.4%)	(0.2%)	0.4%	0.7%	0.9%	2.0%
Other (expense)/income, net	(0.6%)	(0.5%)	(0.6%)	1.6%	(0.5%)	(0.1%)	(0.2%)	0.1%	(0.3%)	0.1%	0.0%	(1.0%)	(2.0%)	(0.4%)	(0.8%)	(0.2%)	(0.2%)
Income tax expense	(8.1%)	(8.4%)	(8.7%)	(7.9%)	(9.3%)	(6.9%)	(4.9%)	8.2%	1.7%	(8.9%)	(6.7%)	(5.4%)	(6.9%)	(6.7%)	(8.2%)	(1.6%)	(3.4%)
Net income/(loss) margin	19.4%	21.8%	24.4%	19.3%	29.3%	18.6%	9.9%	(31.2%)	(15.6%)	33.0%	19.2%	12.2%	17.6%	13.2%	18.1%	16.7%	22.2%

* Fixed line broadband subscription base has been revised for the period from 1Q2010 to 4Q2010 for Ukraine based on the standard VimpelCom definition for broadband subscriptions to reflect a 3-months active base

Russia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	1,279	1,460	1,653	1,702	1,797	2,239	2,426	2,157	1,661	1,838	1,953	1,996	1,919	2,042	2,099	2,102	2,064
Gross margin	1,065	1,209	1,363	1,410	1,445	1,730	1,852	1,619	1,260	1,431	1,499	1,526	1,450	1,530	1,560	1,503	1,458
Gross margin, %	83.3%	82.8%	82.5%	82.8%	80.4%	77.3%	76.3%	75.1%	75.9%	77.9%	76.8%	76.5%	75.6%	74.9%	74.3%	71.5%	70.6%
Adjusted OIBDA	676	780	871	773	988	1,068	1,213	945	806	948	995	948	911	964	988	913	868
Adjusted OIBDA, %	52.9%	53.4%	52.7%	45.4%	55.0%	47.7%	50.0%	43.8%	48.5%	51.6%	50.9%	47.5%	47.5%	47.2%	47.1%	43.4%	42.1%
SG&A	375	419	477	633	438	650	629	670	438	474	493	570	524	558	564	584	579
including Sales & Marketing Expenses	114	141	159	186	158	181	203	246	132	146	157	191	166	185	198	215	184
including advertising	42	56	56	79	56	74	72	86	19	30	30	47	23	34	37	44	27
including General & Administrative Costs	261	278	318	447	280	469	426	424	306	328	336	379	358	373	366	370	395
SG&A, %	29.3%	28.7%	28.9%	37.2%	24.4%	29.0%	25.9%	31.1%	26.4%	25.8%	25.2%	28.6%	27.3%	27.3%	26.8%	27.8%	28.0%
Net Income attributable to VimpelCom Ltd	280	356	423	364	614	457	256	-547	-282	691	457	325	391	333	458	430	552
Capital Expenditures	199.6	189.0	216.9	467.2	212.4	425.1	505.8	644.7	90.4	107.1	90.3	331.8	124.1	243.5	382.6	806.8	334

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	1,279	1,460	1,653	1,702	1,675	1,862	2,034	1,791	1,344	1,531	1,636	1,660	1,602	1,714	1,757	1,753	1,713
including Mobile Interconnect	171	203	224	253	252	269	285	257	190	212	220	238	228	247	250	263	257
Adjusted OIBDA	676	780	871	773	957	985	1,110	872	700	842	895	851	820	875	886	814	778
Adjusted OIBDA, %	52.9%	53.4%	52.7%	45.4%	57.1%	52.9%	54.6%	48.7%	52.1%	55.0%	54.7%	51.3%	51.2%	51.1%	50.4%	46.5%	45.4%
Subscriptions (‘000)	38,631	40,140	41,802	42,221	42,079	42,485	45,093	47,677	49,351	49,971	51,028	50,886	51,254	50,912	51,615	52,020	52,991
ARPU, US$	10.9	12.3	13.4	13.5	13.2	14.7	15.2	12.5	9.1	10.1	10.6	10.8	10.3	10.9	11.2	10.8	10.5
MOU, min	160.9	192.6	208.9	204.1	198.7	220.3	228.5	227.8	203.0	211.8	213.6	217.7	203.9	219.3	222.1	228.4	218
Churn 3 months active base (quarterly), %	n/a	7.5%	8.1%	9.1%	9.2%	8.7%	7.7%	9.0%	8.4%	10.5%	10.9%	12.9%	10.6%	12.8%	12.3%	15.2%	14.6%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	—	—	—	—	122	377	392	366	317	307	317	336	317	328	342	349	351
including business segment	—	—	—	—	68	207	213	200	171	164	160	162	150	153	157	158	155
including wholesale segment	—	—	—	—	40	123	133	118	105	99	112	121	114	121	130	127	121
including residential segment	—	—	—	—	14	47	46	48	41	44	45	53	53	54	55	65	75
Adjusted OIBDA	—	—	—	—	28	83	103	74	106	105	100	97	91	89	102	99	90
Adjusted OIBDA, %	—	—	—	—	23.0%	22.0%	26.3%	20.2%	33.4%	34.2%	31.5%	28.9%	28.6%	27.1%	29.7%	28.2%	25.6%
Broadband subscriptions (‘000)	—	—	—	—	530	604	764	1,182	1,498	1,659	1,833	2,111	2,335	2,499	2,757	3,348	3,882
BB subscritions using USB modems (‘000)	—	—	—	—	0	0	91	412	650	763	896	1,038	1,168	1,300	1,500	1,927	2,313
BB fixed-line subscriptions (‘000)	—	—	—	—	0	604	673	770	848	896	937	1,073	1,167	1,199	1,257	1,421	1,569
Broadband services ARPU, blended, US$	—	—	—	—	17.6	16.9	15.4	13.7	11.0	10.2	10.6	11.9	11.2	10.1	9.8	9.9	10.0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	676	780	871	773	988	1,068	1,213	945	806	948	995	948	911	964	988	913	868
Depreciation	(232)	(240)	(250)	(268)	(287)	(310)	(332)	(293)	(242)	(264)	(291)	(304)	(279)	(262)	(270)	(276)	(288)
Amortization	(29)	(29)	(29)	(31)	(35)	(62)	(54)	(52)	(39)	(39)	(40)	(47)	(41)	(41)	(41)	(41)	(41)
Impairment loss	0	0	0	0	0	0	0	(353)	0	0	0	0	0	0	0	0	0
Operating income	415	511	592	474	666	696	827	247	525	645	664	597	591	661	677	596	539
Interest income	9	13	15	18	23	34	28	27	28	33	22	25	27	28	24	30	28
Net foreign exchange gain/(loss)	7	4	26	17	183	4	(345)	(753)	(696)	323	52	(14)	106	(114)	22	(2)	131
Interest expense	(40)	(42)	(45)	(41)	(73)	(119)	(139)	(150)	(137)	(142)	(157)	(162)	(144)	(134)	(123)	(141)	(135)
Equity in net gain/(loss) of associates	0	0	0	0	0	0	2	(65)	(38)	10	12	5	2	19	28	36	64
Other (expense)/income, net	(6)	(6)	(11)	27	1	1	(3)	(1)	1	1	1	(23)	(47)	(13)	(3)	4	(4)
Income tax expense	(104)	(124)	(154)	(132)	(183)	(162)	(113)	148	35	(176)	(141)	(106)	(144)	(115)	(165)	(94)	(72)
Net income/(loss)	281	356	423	363	617	454	257	(547)	(282)	694	453	322	391	332	460	430	551

Adjusted OIBDA margin as a percentage of net operating revenue	52.9%	53.4%	52.7%	45.4%	55.0%	47.7%	50.0%	43.8%	48.5%	51.6%	50.9%	47.5%	47.5%	47.2%	47.1%	43.4%	42.1%
Depreciation	(18.2%)	(16.4%)	(15.1%)	(15.8%)	(16.0%)	(13.8%)	(13.7%)	(13.5%)	(14.6%)	(14.4%)	(14.9%)	(15.2%)	(14.6%)	(12.8%)	(12.9%)	(13.1%)	(14.0%)
Amortization	(2.3%)	(2.0%)	(1.8%)	(1.8%)	(1.9%)	(2.8%)	(2.2%)	(2.4%)	(2.3%)	(2.1%)	(2.0%)	(2.4%)	(2.1%)	(2.0%)	(1.9%)	(1.9%)	(2.0%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(16.4%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	32.4%	35.0%	35.8%	27.8%	37.1%	31.1%	34.1%	11.5%	31.6%	35.1%	34.0%	29.9%	30.8%	32.4%	32.3%	28.4%	26.1%
Interest income	0.7%	0.9%	0.9%	1.1%	1.3%	1.5%	1.2%	1.3%	1.7%	1.8%	1.1%	1.3%	1.4%	1.4%	1.2%	1.4%	1.4%
Net foreign exchange gain/(loss)	0.5%	0.3%	1.6%	1.0%	10.2%	0.2%	(14.2%)	(35.0%)	(41.8%)	17.6%	2.7%	(0.7%)	5.5%	(5.6%)	1.0%	(0.1%)	6.3%
Interest expense	(3.1%)	(2.9%)	(2.7%)	(2.4%)	(4.1%)	(5.3%)	(5.7%)	(7.0%)	(8.2%)	(7.7%)	(8.0%)	(8.1%)	(7.5%)	(6.6%)	(5.8%)	(6.7%)	(6.5%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	(3.0%)	(2.3%)	0.5%	0.6%	0.3%	0.1%	0.9%	1.3%	1.7%	3.1%
Other (expense)/income, net	(0.4%)	(0.4%)	(0.7%)	1.6%	0.1%	0.0%	(0.2%)	0.0%	0.1%	0.1%	0.1%	(1.3%)	(2.4%)	(0.6%)	(0.1%)	0.2%	(0.2%)
Income tax expense	(8.1%)	(8.5%)	(9.3%)	(7.8%)	(10.2%)	(7.2%)	(4.7%)	6.9%	2.1%	(9.6%)	(7.2%)	(5.3%)	(7.5%)	(5.6%)	(7.8%)	(4.5%)	(3.5%)
Net income/(loss)	22.0%	24.4%	25.6%	21.3%	34.3%	20.3%	10.6%	(25.4%)	(17.0%)	37.8%	23.2%	16.1%	20.4%	16.3%	21.9%	20.4%	26.7%

Reconciliation of Adjusted OIBDA Mobile	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	676.0	780.0	871.0	773.0	956	985	1,110	872	700	842	895	850	820	875	886	814	778
Depreciation	(232.0)	(240.0)	(250.0)	(268.0)	(277)	(284)	(278)	(253)	(213)	(230)	(240)	(260)	(240)	(227)	(235)	(238)	(247)
Amortization	(29.0)	(29.0)	(29.0)	(31.0)	(29)	(30)	(29)	(26)	(18)	(19)	(19)	(20)	(20)	(20)	(20)	(20)	(20)
Impairment loss	0	0	0	0	0	0	0	(22)	0	0	0	0	0	0	0	0	0
Operating income	415.0	511.0	592.0	474.0	650	671	803	571	469	593	636	570	560	628	631	557	511
Interest income	9.0	13.0	15.0	18.0	33	59	59	(51)	25	30	24	25	26	28	28	29	24
Net foreign exchange gain/(loss)	7.0	4.0	26.0	17.0	175	3	(315)	(682)	(636)	282	39	(12)	97	(98)	17	(1)	116
Interest expense	(40.0)	(42.0)	(45.0)	(41.0)	(72)	(116)	(136)	(142)	(133)	(139)	(160)	(164)	(149)	(140)	(128)	(140)	(115)
Equity in net gain/(loss) of associates	—	—	—	—	0	0	0	(65)	(39)	9	11	4	2	18	27	35	63
Other (expense)/income, net	(6.0)	(6.0)	(11.0)	27.0	0	0	(10)	(6)	(2)	0	2	(24)	1	(1)	(5)	6	(1)
Income tax expense	(104.0)	(124.0)	(154.0)	(132.0)	(175)	(148)	(103)	115	38	(157)	(127)	(93)	(106)	(92)	(130)	(90)	(69)
Net income/(loss)	281.0	356.0	423.0	363.0	611	469	298	(260)	(278)	618	425	306	431	343	440	395	530
Adjusted OIBDA margin mobile as a percentage of net operating revenue	52.9%	53.4%	52.7%	45.4%	57.1%	52.9%	54.6%	48.7%	52.1%	55.0%	54.7%	51.2%	51.2%	51.1%	50.4%	46.5%	45.4%
Depreciation	(18.2%)	(16.4%)	(15.1%)	(15.8%)	(16.5%)	(15.3%)	(13.7%)	(14.1%)	(15.8%)	(15.0%)	(14.7%)	(15.7%)	(15.0%)	(13.2%)	(13.4%)	(13.6%)	(14.4%)
Amortization	(2.3%)	(2.0%)	(1.8%)	(1.8%)	(1.7%)	(1.6%)	(1.4%)	(1.5%)	(1.3%)	(1.2%)	(1.2%)	(1.2%)	(1.2%)	(1.2%)	(1.1%)	(1.1%)	(1.2%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(1.2%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	32.4%	35.0%	35.8%	27.8%	38.8%	36.0%	39.5%	31.9%	34.9%	38.7%	38.9%	34.3%	35.0%	36.6%	35.9%	31.8%	29.8%
Interest income	0.7%	0.9%	0.9%	1.1%	2.0%	3.2%	2.9%	(2.8%)	1.9%	2.0%	1.5%	1.5%	1.6%	1.6%	1.6%	1.7%	1.4%
Net foreign exchange gain/(loss)	0.5%	0.3%	1.6%	1.0%	10.4%	0.2%	(15.5%)	(38.1%)	(47.3%)	18.4%	2.4%	(0.7%)	6.1%	(5.7%)	0.9%	(0.1%)	6.8%
Interest expense	(3.1%)	(2.9%)	(2.7%)	(2.4%)	(4.3%)	(6.2%)	(6.7%)	(7.9%)	(9.9%)	(9.1%)	(9.8%)	(9.9%)	(9.3%)	(8.2%)	(7.3%)	(8.0%)	(6.7%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(3.6%)	(2.9%)	0.6%	0.7%	0.2%	0.1%	1.1%	1.5%	2.0%	3.7%
Other (expense)/income, net	(0.4%)	(0.4%)	(0.7%)	1.6%	0.0%	0.0%	(0.5%)	(0.3%)	(0.1%)	0.0%	0.1%	(1.4%)	0.1%	(0.1%)	(0.3%)	0.3%	(0.1%)
Income tax expense	(8.1%)	(8.5%)	(9.3%)	(7.8%)	(10.4%)	(7.9%)	(5.1%)	6.4%	2.8%	(10.3%)	(7.8%)	(5.6%)	(6.6%)	(5.4%)	(7.4%)	(5.2%)	(4.0%)
Net income/(loss) margin	22.0%	24.4%	25.6%	21.3%	36.5%	25.2%	14.7%	(14.5%)	(20.7%)	40.4%	26.0%	18.4%	26.9%	20.0%	25.1%	22.6%	30.9%

Reconciliation of Adjusted OIBDA Fixed	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	—	—	—	—	28.0	83.0	102.0	74.0	106.0	105.0	100.0	97.0	91.0	89.0	101.8	98.6	90.0
Depreciation	—	—	—	—	(10.0)	(27.0)	(54.0)	(42.0)	(29.0)	(33.0)	(51.0)	(44.0)	(38.0)	(35.0)	(34.8)	(38.0)	(41.2)
Amortization	—	—	—	—	(6.0)	(31.0)	(24.0)	(25.0)	(21.0)	(20.0)	(21.0)	(26.0)	(22.0)	(21.0)	(21.1)	(21.0)	(20.5)
Impairment loss	—	—	—	—	—	—	—	(330.0)	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	12.0	25.0	24.0	(323.0)	56.0	52.0	28.0	27.0	31.0	33.0	45.9	39.6	28.3
Interest income	—	—	—	—	1.0	9.0	3.0	3.0	3.0	3.0	—	6.0	8.0	9.0	6.7	0.8	3.8
Net foreign exchange gain/(loss)	—	—	—	—	8.0	1.0	(31.0)	(72.0)	(60.0)	41.0	13.0	(2.0)	9.0	(16.0)	4.9	(0.2)	14.5
Interest expense	—	—	—	—	(12.0)	(37.0)	(37.0)	67.0	(4.0)	(3.0)	1.0	(3.0)	(3.0)	(3.0)	(5.2)	(1.2)	(20.0)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	2.0	—	1.0	1.0	1.0	1.0	—	1.0	0.9	0.7	0.9
Other (expense)/income, net	—	—	—	—	3.0	1.1	7.9	4.9	3.0	(0.1)	(1.1)	0.1	(47.9)	(11.0)	2.2	(1.8)	(2.4)
Income tax expense	—	—	—	—	(8.0)	(14.0)	(10.0)	33.0	(4.0)	(19.0)	(13.0)	(13.0)	(38.0)	(23.0)	(35.1)	(3.5)	3.2
Net income/(loss)	—	—	—	—	4.0	(14.9)	(41.1)	(287.1)	(5.0)	74.9	28.9	16.1	(40.9)	(10.0)	20.3	34.4	28.3
	—	—	—	—
Adjusted OIBDA margin fixed as a percentage of net operating revenue	—	—	—	—	23.0%	22.0%	26.0%	20.2%	33.4%	34.2%	31.5%	28.9%	28.6%	27.1%	29.7%	28.2%	25.6%
Depreciation	—	—	—	—	(8.2%)	(7.2%)	(13.8%)	(11.5%)	(9.1%)	(10.7%)	(16.1%)	(13.1%)	(11.9%)	(10.7%)	(10.2%)	(10.9%)	(11.7%)
Amortization	—	—	—	—	(4.9%)	(8.2%)	(6.1%)	(6.8%)	(6.6%)	(6.5%)	(6.6%)	(7.7%)	(6.9%)	(6.4%)	(6.2%)	(6.0%)	(5.8%)
Impairment loss	—	—	—	—	0.0%	0.0%	0.0%	(86.1%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income margin	—	—	—	—	9.8%	6.6%	6.1%	(84.2%)	17.7%	16.9%	8.8%	8.0%	9.8%	10.1%	13.4%	11.3%	8.1%
Interest income	—	—	—	—	0.8%	2.4%	0.8%	0.8%	0.9%	1.0%	0.0%	1.8%	2.5%	2.7%	2.0%	0.2%	1.1%
Net foreign exchange gain/(loss)	—	—	—	—	6.6%	0.3%	(7.9%)	(19.7%)	(18.9%)	13.4%	4.1%	(0.6%)	2.8%	(4.9%)	1.4%	(0.1%)	4.1%
Interest expense	—	—	—	—	(9.8%)	(9.8%)	(9.4%)	18.3%	(1.3%)	(1.0%)	0.3%	(0.9%)	(0.9%)	(0.9%)	(1.5%)	(0.3%)	(5.7%)
Equity in net gain/(loss) of associates	—	—	—	—	0.0%	0.0%	0.5%	0.0%	0.3%	0.3%	0.3%	0.3%	0.0%	0.3%	0.3%	0.2%	0.3%
Other (expense)/income, net	—	—	—	—	2.5%	0.3%	2.0%	1.3%	0.9%	(0.0%)	(0.3%)	0.0%	(15.1%)	(3.4%)	0.6%	(0.5%)	(0.7%)
Income tax expense	—	—	—	—	(6.6%)	(3.7%)	(2.6%)	9.0%	(1.3%)	(6.2%)	(4.1%)	(3.9%)	(12.0%)	(7.0%)	(10.3%)	(1.0%)	0.9%
Net income/(loss) margin	—	—	—	—	3.3%	(4.0%)	(10.5%)	(74.3%)	(1.6%)	24.4%	9.1%	4.8%	(12.9%)	(3.0%)	5.9%	9.9%	8.1%

Ukraine

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	16.3	23.8	37.0	34.5	44.8	71.2	94.2	70.5	47.4	51.1	56.6	48.1	44.9	310.6	426.0	403.9	375.2
Gross margin	9.5	13.5	23.3	20.9	26.7	39.5	31.6	33.9	26.6	30.1	33.4	26.5	28.5	253.9	351.0	335.9	312.2
Gross margin, %	58.3%	56.7%	63.0%	60.6%	59.6%	55.5%	33.5%	48.1%	56.1%	58.9%	59.0%	55.1%	63.5%	81.7%	82.4%	83.2%	83.2%
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	3.2	9.4	-1.6	11.6	6.3	10.0	12.1	7.6	10.1	164.6	242.2	215.9	204.0
Adjusted OIBDA, %	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%	13.3%	19.6%	21.4%	15.8%	22.5%	53.0%	56.9%	53.5%	54.4%
SG&A	16.0	16.5	16.5	17.5	23.4	30.0	32.7	21.6	19.5	19.5	20.7	18.7	18.3	87.3	110.6	119.0	108.3
including Sales & Marketing Expenses	5.8	5.5	5.3	5.2	6.7	7.9	8.7	4.7	3.5	3.8	5.1	3.5	3.3	17.0	21.2	22.2	15.4
including advertising	3.9	3.7	2.7	3.5	4.7	5.1	4.5	1.9	1.7	1.6	2.3	1.6	0.9	7.2	7.1	8.6	5.7
including General & Administrative Costs	10.2	11.0	11.2	12.3	16.7	22.1	24.0	16.9	16.0	15.7	15.6	15.2	15.0	70.3	89.4	96.8	92.9
SG&A, %	98.2%	69.3%	44.6%	50.7%	52.2%	42.1%	34.7%	30.6%	41.1%	38.2%	36.6%	38.9%	40.8%	28.1%	26.0%	29.5%	28.9%
Net Income attributable to OJSC VimpelCom	-18.4	-17.2	-6.4	-17.6	-19.7	-5.8	-36.7	-323.1	-14.4	-10.5	-38.2	-26.9	-7.8	29.8	73.1	65.0	41.8
Capital Expenditures	29.3	46.0	26.0	55.2	26.5	54.1	46.9	57.9	2.9	2.9	3.0	11.0	6.0	58.6	51.0	73.6	46.4

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues*	16.3	23.8	37.0	34.5	36.3	44.9	66.3	46.3	25.7	28.6	32.3	23.8	22.9	285.7	402.0	379.5	348.2
including Mobile Interconnect	5.4	7.6	10.9	10.9	11.5	12.6	18.0	13.9	8.2	8.0	8.0	6.8	5.5	51.6	60.7	59.3	54.5
Subscriptions (‘000)	1,953	1,822	2,212	1,941	1,971	2,111	2,403	2,052	1,894	1,934	2,199	2,005	1,951	24,059	25,057	24,390	24,398
ARPU, US$	3.0	4.2	5.8	5.6	6.1	7.5	9.7	7.0	4.5	5.2	5.4	3.9	3.8	5.0	5.4	5.1	4.7
MOU, min	138.0	159.9	168.2	183.2	210.2	231.0	261.5	230.0	213.3	217.8	203.7	201.3	197.2	426.7	433.2	456.6	465.6
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	35.8%	20.1%	16.9%	15.9%	32.2%	21.9%	15.1%	14.4%	29.4%	18.5%	6.3%	5.3%	9.6%	5.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues*	—	—	—	—	8.5	26.3	27.9	24.2	21.7	22.5	24.3	24.3	22.0	24.8	24.2	23.7	27.0
including business segment	—	—	—	—	5.5	16.9	18.9	14.8	11.1	10.2	10.4	10.3	9.4	9.9	10.5	11.2	10.9
including wholesale segment	—	—	—	—	2.5	8.1	7.6	8.0	9.3	10.7	12.3	12.4	10.0	12.1	10.5	8.4	11.7
including residential segment	—	—	—	—	0.4	1.3	1.4	1.4	1.3	1.6	1.6	1.6	2.6	2.9	3.2	4.1	4.3
Broadband subscriptions (‘000)**	—	—	—	—	12.1	13.1	16.1	24.1	39.6	52.7	70.1	71.0	91.8	106.9	149.3	200.4	235.5
BB subscritions using USB modems (‘000)	—	—	—	—	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BB fixed-line subscriptions (‘000)	—	—	—	—	12.1	13.1	16.1	24.1	39.6	52.7	70.1	71.0	91.8	106.9	149.3	200.4	235.5

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	-6.5	-3.1	6.5	3.6	3.2	9.4	-1.6	11.6	6.3	10.0	12.1	7.6	10.1	164.6	242.2	215.9	204.0
Depreciation	(3.2)	(4.3)	(4.5)	(13.0)	(11.2)	(15.0)	(18.0)	(14.9)	(10.7)	(11.9)	(14.1)	(13.7)	(10.6)	(76.2)	(96.2)	(118.8)	(111.9)
Amortization	(5.2)	(5.2)	(5.2)	(3.1)	(7.2)	(12.4)	(12.8)	(10.3)	(6.8)	(6.8)	(6.7)	(16.1)	(4.3)	(31.6)	(40.1)	(91.6)	(33.2)
Impairment loss	—	—	—	—	—	—	—	(90.1)	—	—	—	—	—	—	—	—	—
Operating income	(14.9)	(12.6)	(3.2)	(12.5)	(15.2)	(18.0)	(32.4)	(103.7)	(11.2)	(8.7)	(8.7)	(22.2)	(4.8)	56.8	105.9	5.5	58.9
Interest income	—	—	—	—	—	—	—	—	0.1	—	0.1	0.1	0.1	3.7	5.7	5.7	5.2
Net foreign exchange gain/(loss)	(0.2)	—	—	—	—	17.2	(1.3)	(230.8)	—	4.3	(25.9)	1.6	3.8	(4.7)	7.0	(5.6)	0.4
Interest expense	(3.4)	(4.7)	(4.9)	(5.2)	(5.0)	(4.8)	(5.4)	(7.0)	(4.7)	(5.2)	(6.3)	(6.2)	(6.7)	(7.0)	(6.8)	(5.0)	(0.7)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	(0.2)	(0.2)	(0.7)	(1.0)	(0.7)	(0.3)	2.1	—	(1.0)	(1.7)	(0.6)	—	(4.4)	(5.8)	(2.3)	(4.7)
Income tax expense	0.1	0.3	1.9	0.8	1.6	0.9	4.0	14.4	1.2	(0.6)	4.1	(2.3)	(0.2)	(14.7)	(32.7)	66.7	(17.4)
Net income/(loss)	(18.4)	(17.2)	(6.4)	(17.6)	(19.6)	(5.4)	(35.4)	(325.0)	(14.6)	(11.2)	(38.4)	(29.6)	(7.8)	29.7	73.3	65.0	41.7
Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	17.6%	10.4%	7.1%	13.2%	n/a	16.5%	13.3%	19.6%	21.4%	15.8%	22.5%	53.0%	56.9%	53.5%	54.4%
Depreciation	n/a	n/a	(12.1%)	(37.6%)	(24.9%)	(21.1%)	n/a	(21.2%)	(22.6%)	(23.3%)	(25.0%)	(28.5%)	(23.6%)	(24.5%)	(22.6%)	(29.4%)	(29.8%)
Amortization	n/a	n/a	(14.1%)	(9.0%)	(16.1%)	(17.4%)	n/a	(14.6%)	(14.3%)	(13.3%)	(11.8%)	(33.5%)	(9.6%)	(10.2%)	(9.4%)	(22.7%)	(8.9%)
Impairment loss	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	(127.8%)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(0.2%)	0.0%
Operating income	n/a	n/a	(8.6%)	(36.2%)	(33.9%)	(25.3%)	n/a	(147.1%)	(23.6%)	(17.0%)	(15.4%)	(46.2%)	(10.7%)	18.3%	24.9%	1.3%	15.7%
Interest income	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.2%	0.0%	0.2%	0.2%	0.2%	1.2%	1.3%	1.4%	1.4%
Net foreign exchange gain/(loss)	n/a	n/a	0.0%	0.0%	0.0%	24.2%	n/a	(327.4%)	0.0%	8.4%	(45.8%)	3.3%	8.5%	(1.5%)	1.6%	(1.4%)	0.1%
Interest expense	n/a	n/a	(13.2%)	(15.1%)	(11.2%)	(6.7%)	n/a	(9.9%)	(9.9%)	(10.2%)	(11.1%)	(12.9%)	(14.9%)	(2.3%)	(1.6%)	(1.2%)	(0.2%)
Equity in net gain/(loss) of associates	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	(0.6%)	(2.0%)	(2.3%)	(1.1%)	n/a	3.0%	0.0%	(1.9%)	(2.9%)	(1.1%)	(0.1%)	(1.4%)	(1.4%)	(0.6%)	(1.2%)
Income tax expense	n/a	n/a	5.1%	2.3%	3.6%	1.3%	n/a	20.4%	2.5%	(1.2%)	7.2%	(4.8%)	(0.4%)	(4.7%)	(7.7%)	16.5%	(4.6%)
Net income/(loss)	n/a	n/a	(17.3%)	(51.0%)	(43.8%)	(7.6%)	n/a	(461.0%)	(30.8%)	(21.9%)	(67.8%)	(61.5%)	(17.4%)	9.6%	17.2%	16.1%	11.1%

* Mobile and fixed revenues for the period from 2Q2010 to 4Q2010 were adjusted for consistency purposes

** Fixed line broadband subscription base has been revised for the period from 1Q2010 to 4Q2010 based on the standard VimpelCom definition for broadband subscriptions to reflect a 3-months active base

CIS

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	194.6	236.3	268.6	280.0	272.1	316.9	345.6	349.1	285.2	280.1	297.0	293.5	294.8	336.2	361.0	362.0	350.9
Gross margin	147.3	181.2	202.9	212.1	204.0	242.6	266.4	264.2	218.2	213.4	228.6	222.9	222.2	254.2	272.1	272.7	258.6
Gross margin, %	75.7%	76.7%	75.5%	75.8%	75.0%	76.6%	77.1%	75.7%	76.5%	76.2%	77.0%	75.9%	75.4%	75.6%	75.4%	75.3%	73.7%
Adjusted OIBDA	96.4	120.0	137.6	141.4	134.0	148.4	176.9	169.9	140.4	138.7	154.7	144.5	139.6	161.9	176.0	160.3	159.6
Adjusted OIBDA, %	49.5%	50.8%	51.2%	50.5%	49.2%	46.8%	51.2%	48.7%	49.2%	49.5%	52.1%	49.2%	47.4%	48.2%	48.8%	44.3%	45.5%
SG&A	49.1	59.8	62.8	66.4	68.0	92.0	88.1	93.1	76.0	72.5	73.3	78.0	79.1	90.1	94.6	110.7	97.1
including Sales & Marketing Expenses	16.4	20.5	22.0	27.8	22.2	26.0	30.4	34.8	19.2	15.8	20.5	21.4	18.2	21.4	26.2	31.5	21.8
including advertising	5.3	7.0	7.8	9.5	8.7	10.3	10.0	13.4	4.9	3.6	4.6	6.7	5.0	6.6	9.1	11.9	8.0
including General & Administrative Costs	32.7	39.3	40.8	38.6	45.8	66.0	57.7	58.3	56.8	56.7	52.8	56.6	60.9	68.7	68.4	79.2	75.3
SG&A, %	25.2%	25.3%	23.4%	23.7%	25.0%	29.0%	25.5%	26.7%	26.6%	25.9%	24.7%	26.6%	26.8%	26.8%	26.2%	30.6%	27.7%
Net Income attributable to VimpelCom Ltd	15.3	20.8	41.9	22.2	8.3	21.5	50.6	46.8	0.4	32.9	37.9	16.7	27.1	28.4	34.7	22.9	35.2
Capital Expenditures	74.6	99.8	95.9	273.4	119.4	184.9	139.9	145.6	6.6	21.7	21.5	57.1	32.3	70.7	78.3	256.1	72.8

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	160.4	201.1	231.1	243.7	234.4	273.3	302.9	306.4	248.6	245.3	260.0	259.0	260.8	297.4	320.5	321.0	309.8
including Mobile Interconnect	23.0	30.1	34.3	39.6	35.5	39.9	46.2	48.8	37.5	38.8	43.6	44.1	46.3	52.2	55.4	53.1	51.7

Subscriptions (‘000)	5,200	5,740	6,672	7,578	8,244	9,111	10,261	11,300	11,480	11,692	12,036	11,337	13,125	13,875	14,782	15,612	16,168

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	34.2	35.2	37.6	36.3	37.8	43.5	42.8	42.7	36.7	34.8	37.0	34.5	34.0	38.8	40.5	41.0	41.1
including business segment	0	0	0	0	1.0	3.3	3.2	3.2	3.0	3.1	3.0	8.7	7.5	7.9	8.2	8.3	7.5
including wholesale segment	0	0	0	0	0.5	1.7	1.9	2.2	1.5	1.5	2.1	6.9	13.4	17.2	17.6	16.8	17.4
including residential segment	34.2	35.2	37.6	36.3	36.3	38.5	37.7	37.3	32.2	30.2	31.9	18.9	13.1	13.7	14.7	15.9	16.2

Broadband subscriptions (‘000)	0	0	0	0	0	0	5.4	15.2	22.3	27.1	26.7	36.5	58.4	81.8	94.7	124.3	151.1
BB subscritions using USB modems (‘000)		0	0	0	0	0	0	0	0	0	0	0	14.5	17.1	20.3	32.5	38.1
BB fixed-line subscriptions (‘000)		0	0	0	0	0	5.4	15.2	22.3	27.1	26.7	36.5	43.9	64.7	74.4	91.8	113.0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	96.4	120.0	137.6	141.4	134.0	148.4	176.9	169.9	140.4	138.7	154.7	144.5	139.6	161.9	176.0	160.3	159.6
Depreciation	(33.3)	(40.6)	(31.4)	(49.7)	(58.5)	(60.3)	(49.7)	(70.3)	(55.7)	(49.7)	(59.4)	(72.8)	(60.0)	(58.1)	(66.8)	(65.7)	(70.9)
Amortization	(19.5)	(20.1)	(20.9)	(22.3)	(25.1)	(26.9)	(31.9)	(32.5)	(26.6)	(24.1)	(24.0)	(23.6)	(20.6)	(21.6)	(28.5)	(24.6)	(26.0)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	43.6	59.3	85.3	69.4	50.4	61.2	95.3	67.1	58.1	64.9	71.3	48.1	59.0	82.2	80.7	70.0	62.7
Interest income	0.1	0.2	0.8	—	0.4	0.7	0.7	1.1	1.2	1.7	2.2	2.6	3.1	3.3	3.5	2.8	1.9
Net foreign exchange gain/(loss)	9.9	4.5	0.2	4.7	1.6	4.2	6.0	(27.9)	(49.7)	(3.0)	(2.5)	(1.6)	(5.1)	(17.4)	(0.7)	1.6	7
Interest expense	(6.1)	(6.2)	(8.0)	(10.0)	(8.6)	(7.6)	(8.0)	(10.1)	(9.4)	(8.5)	(9.0)	(11.1)	(8.1)	(8.0)	(7.2)	(7.7)	(7.1)
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	0.1	—	(0.5)	—	0.9	(0.1)	(0.1)	0.1	—	—
Other (expense)/income, net	(5.2)	(2.4)	2.1	4.1	(7.0)	(2.3)	(3.3)	(5.1)	(5.6)	0.5	(3.4)	(2.0)	(0.9)	(2.3)	(18.1)	(8.4)	2.8
Income tax expense	(15.7)	(19.5)	(19.0)	(28.0)	(14.2)	(17.7)	(29.2)	46.7	(1.6)	(14.7)	(15.5)	(16.8)	(8.4)	(13.6)	(13.2)	(24.9)	(11.3)
Net income/(loss)	26.6	35.9	61.4	40.0	22.6	38.5	61.5	71.9	-7.0	40.4	43.1	20.1	39.5	44.1	45.1	33.4	56

Adjusted OIBDA margin as a percentage of net operating revenue	49.5%	50.8%	51.2%	50.5%	49.2%	46.8%	51.2%	48.7%	49.2%	49.5%	52.1%	49.2%	47.4%	48.2%	48.8%	44.3%	45.5%
Depreciation	(17.1%)	(17.2%)	(11.6%)	(17.7%)	(21.5%)	(19.0%)	(14.4%)	(20.2%)	(19.5%)	(17.7%)	(20.0%)	(24.8%)	(20.5%)	(17.4%)	(18.5%)	(18.1%)	(20.2%)
Amortization	(10.0%)	(8.5%)	(7.8%)	(8.0%)	(9.2%)	(8.5%)	(9.2%)	(9.3%)	(9.3%)	(8.6%)	(8.1%)	(8.0%)	(7.0%)	(6.4%)	(7.9%)	(6.8%)	(7.4%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	22.4%	25.1%	31.8%	24.8%	18.5%	19.3%	27.6%	19.2%	20.4%	23.2%	24.0%	16.4%	19.9%	24.4%	22.4%	19.3%	17.9%
Interest income	0.1%	0.1%	0.3%	0.0%	0.1%	0.2%	0.2%	0.3%	0.4%	0.6%	0.7%	0.9%	1.1%	1.0%	1.0%	0.8%	0.5%
Net foreign exchange gain/(loss)	5.1%	1.9%	0.1%	1.7%	0.6%	1.3%	1.7%	-8.0%	-17.4%	-1.1%	-0.8%	-0.5%	-1.7%	-5.2%	-0.2%	0.4%	2.0%
Interest expense	-3.1%	-2.6%	-3.0%	-3.6%	-3.2%	-2.4%	-2.3%	-2.9%	-3.3%	-3.0%	-3.0%	-3.8%	-2.7%	-2.4%	-2.0%	-2.1%	-2.0%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%	0.0%	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	-2.7%	-1.0%	0.7%	1.5%	-2.6%	-0.7%	-1.1%	-1.6%	-2.1%	0.2%	-1.1%	-0.8%	-0.4%	-0.7%	-5.0%	-2.3%	0.8%
Income tax expense	-8.1%	-8.3%	-7.1%	-10.0%	-5.2%	-5.6%	-8.4%	13.4%	-0.6%	-5.2%	-5.2%	-5.7%	-2.8%	-4.0%	-3.7%	-6.9%	-3.2%
Net income/(loss)	13.7%	15.2%	22.9%	14.3%	8.3%	12.1%	17.8%	20.6%	-2.5%	14.4%	14.5%	6.8%	13.4%	13.1%	12.5%	9.2%	16.0%

Kazakhstan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	119.4	149.3	167.1	174.6	162.8	185.3	198.6	196.9	153.9	157.1	171.9	170.4	159.5	184.3	197.4	193.6	183.4
Gross margin	88.2	112.0	122.1	128.4	118.9	140.8	152.6	148.8	116.7	120.3	136.0	133.0	123.2	145.2	156.1	151.9	138.8
Gross margin, %	73.9%	75.0%	73.1%	73.5%	73.0%	76.0%	76.8%	75.6%	75.8%	76.6%	79.1%	78.1%	77.2%	78.8%	79.1%	78.5%	75.7%
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7	78.7	85.2	101.7	93.9	88.5	105.7	111.8	99.1	93.3
Adjusted OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.1%	54.2%	59.2%	55.1%	55.5%	57.4%	56.6%	51.2%	50.9%
SG&A	25.4	31.7	32.7	33.8	34.8	43.5	45.9	50.4	37.4	34.5	34.4	39.3	35.0	39.1	44.1	52.4	45.1
including Sales & Marketing Expenses	11.0	14.2	13.8	17.1	12.9	15.1	17.6	22.7	11.9	8.8	10.4	12.7	9.4	12.9	16.5	19.0	12.8
including advertising	3.7	4.5	5.0	5.5	4.7	5.8	5.5	8.8	3.0	1.2	1.9	3.8	2.4	3.8	5.8	7.6	4.4
including General & Administrative Costs	14.4	17.5	18.9	16.7	21.9	28.4	28.3	27.7	25.5	25.7	24.0	26.6	25.6	26.2	27.6	33.4	32.3
SG&A, %	21.3%	21.2%	19.6%	19.4%	21.4%	23.5%	23.1%	25.6%	24.3%	22.0%	20.0%	23.1%	21.9%	21.2%	22.3%	27.1%	24.6%
Net Income attributable to VimpelCom Ltd	13.1	16.4	21.7	19.8	14.1	19.5	29.9	76.4	-12.5	30.0	40.8	25.8	36.0	43.9	38.2	27.4	32.9
Capital Expenditures	31.2	45.8	40.5	96.4	42.6	55.5	77.1	79.7	3.3	11.0	10.0	19.5	5.9	25.8	38.5	121.9	10.4

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	119.4	149.3	167.1	174.6	162.0	182.5	195.9	193.7	151.6	154.8	169.3	167.7	156.3	180.5	192.8	188.3	173.5
including Mobile Interconnect	20.5	26.5	28.5	33.0	28.4	30.9	32.2	31.4	23.4	23.4	25.4	25.0	23.4	25.4	25.7	24.2	21.3

Subscriptions (‘000)	3,501	3,858	4,343	4,604	4,777	5,098	5,614	6,270	6,377	6,635	6,835	6,135	6,062	6,339	6,736	6,867	6,987.0
ARPU, US$	12.2	13.6	13.6	13.0	11.6	12.3	12.1	10.8	7.8	7.9	8.2	8.5	8.4	9.6	9.6	9.2	8.0
MOU, min	72.3	88.8	112.7	98.9	99.1	109.7	108.1	100.5	81.1	90.7	98.1	102.3	102.2	125.1	130.3	123.6	113.3
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	9.8%	9.5%	7.6%	7.4%	7.3%	9.2%	5.7%	9.3%	22.2%	11.4%	8.9%	8.8%	11.2%	11.4%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	—	—	—	—	0.8	2.8	2.7	3.2	2.3	2.3	2.6	2.7	3.2	3.8	4.6	5.3	9.9
including business segment	—	—	—	—	0.3	1.0	0.8	1.0	0.7	0.8	0.5	0.5	0.6	0.6	0.7	0.7	0.6
including wholesale segment	—	—	—	—	0.5	1.8	1.9	2.2	1.5	1.4	2.0	2.1	2.4	3.0	3.6	4.2	8.6
including residential segment	—	—	—	—	0.001	0.003	0.003	0.05	0.1	0.1	0.1	0.1	0.2	0.2	0.3	0.4	0.7

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	0.2	0.2	0.3	0.3	1.3	2.7	4.3	6.2	12.0	15.4
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	0	0	0	0	0	0	0	0	0	0.0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	0.2	0.2	0.3	0.3	1.3	2.7	4.3	6.2	12.0	15.4

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	62.0	80.3	88.1	92.2	82.0	96.4	106.1	97.7	78.7	85.2	101.7	93.9	88.5	105.7	111.8	99.1	93.3
Depreciation	(15.9)	(17.5)	(14.9)	(20.2)	(21.6)	(25.7)	(24.0)	(28.7)	(23.9)	(21.6)	(24.9)	(27.4)	(18.5)	(21.9)	(21.6)	(23.6)	(25.6)
Amortization	(9.2)	(9.5)	(9.1)	(9.7)	(9.7)	(11.1)	(15.9)	(16.0)	(14.1)	(12.8)	(12.7)	(13.0)	(13.3)	(13.2)	(13.1)	(13.0)	(16.4)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—	—
Operating income	36.9	53.3	64.1	62.3	50.7	59.6	66.2	53.0	40.7	50.8	64.1	53.5	56.7	70.6	77.1	62.5	51.3
Interest income	—	—	0.6	(0.4)	0.2	0.3	0.2	0.3	0.3	0.4	1.1	0.6	0.3	0.7	0.8	0.7	0.7
Net foreign exchange gain/(loss)	10.5	2.4	1.6	1.0	(1.9)	(0.1)	2.5	(1.9)	(51.7)	1.9	(0.8)	0.3	0.4	(0.1)	(0.2)	(0.1)	1.0
Interest expense	(4.3)	(4.1)	(4.9)	(5.1)	(3.4)	(3.2)	(3.0)	(3.1)	(1.5)	(1.6)	(0.9)	(2.9)	(0.1)	(0.3)	0.2	(0.1)	(0.0)
Equity in net gain/(loss) of associates	—	—	—	(0.2)	—	—	—	0.1	—	(0.5)	—	0.9	(0.2)	(0.1)	0.1	—	—
Other (expense)/income, net	(4.1)	(1.4)	2.0	5.3	(4.0)	(0.5)	(4.4)	0.3	(5.2)	(0.3)	(0.8)	(1.5)	(0.4)	(0.6)	(12.5)	(4.6)	4.4
Income tax expense	(12.8)	(17.3)	(19.9)	(23.8)	(13.5)	(18.7)	(20.6)	52.8	0.6	(10.8)	(13.1)	(18.6)	(8.7)	(11.6)	(14.6)	(21.6)	(9.6)
Net income/(loss)	26.2	32.9	43.5	39.1	28.1	37.4	40.9	101.5	(16.8)	39.9	49.6	32.3	48.0	58.6	50.9	36.8	47.8

Adjusted OIBDA margin as a percentage of net operating revenue	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.1%	54.2%	59.2%	55.1%	55.5%	57.4%	56.6%	51.2%	50.9%
Depreciation	(13.3%)	(11.7%)	(8.9%)	(11.5%)	(13.3%)	(13.8%)	(12.1%)	(14.6%)	(15.5%)	(13.8%)	(14.5%)	(16.1%)	(11.7%)	(11.9%)	(10.9%)	-12.2%	-14.0%
Amortization	(7.7%)	(6.4%)	(5.4%)	(5.6%)	(6.0%)	(6.0%)	(8.0%)	(8.1%)	(9.2%)	(8.1%)	(7.4%)	(7.6%)	(8.3%)	(7.2%)	(6.6%)	-6.7%	-8.9%
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	30.9%	35.7%	38.4%	35.7%	31.1%	32.2%	33.3%	26.9%	26.4%	32.3%	37.3%	31.4%	35.5%	38.3%	39.1%	32.3%	28.0%
Interest income	0.0%	0.0%	0.4%	(0.2%)	0.1%	0.2%	0.1%	0.2%	0.2%	0.3%	0.6%	0.4%	0.2%	0.4%	0.4%	0.4%	0.4%
Net foreign exchange gain/(loss)	8.8%	1.6%	1.0%	0.6%	(1.2%)	(0.1%)	1.3%	(1.0%)	(33.6%)	1.2%	(0.5%)	0.2%	0.3%	(0.1%)	(0.1%)	-0.1%	0.6%
Interest expense	(3.6%)	(2.7%)	(2.9%)	(2.9%)	(2.1%)	(1.7%)	(1.5%)	(1.6%)	(1.0%)	(1.0%)	(0.5%)	(1.7%)	(0.1%)	(0.2%)	0.1%	-0.1%	0.0%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	(0.1%)	0.0%	0.0%	0.0%	0.1%	0.0%	(0.3%)	0.0%	0.5%	(0.1%)	(0.1%)	0.1%	0.0%	0.0%
Other (expense)/income, net	(3.5%)	(1.0%)	1.0%	2.9%	(2.3%)	(0.3%)	(2.2%)	0.1%	(3.3%)	(0.2%)	(0.4%)	(0.9%)	(0.2%)	(0.3%)	(6.3%)	-2.4%	2.4%
Income tax expense	(10.7%)	(11.6%)	(11.9%)	(13.6%)	(8.3%)	(10.1%)	(10.4%)	26.8%	0.4%	(6.9%)	(7.6%)	(10.9%)	(5.5%)	(6.3%)	(7.4%)	-11.1%	-5.2%
Net income/(loss)	21.9%	22.0%	26.0%	22.4%	17.3%	20.2%	20.6%	51.5%	(10.9%)	25.4%	28.9%	19.0%	30.1%	31.8%	25.8%	19.0%	26.1%

Uzbekistan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	18.2	23.2	30.2	36.5	39.5	52.0	58.4	66.5	58.5	52.6	50.1	50.2	45.3	51.4	53.8	59.0	58.9
Gross margin	15.2	20.0	25.8	31.0	33.4	43.0	48.6	52.8	47.1	41.2	37.7	37.9	34.3	39.2	39.2	42.9	44.8
Gross margin, %	83.5%	86.2%	85.4%	84.9%	84.6%	82.7%	83.2%	79.4%	80.5%	78.3%	75.2%	75.5%	75.7%	76.3%	72.9%	72.7%	76.1%
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2	33.1	26.9	23.5	23.0	19.6	20.0	21.9	21.2	26.9
Adjusted OIBDA, %	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%	56.6%	51.1%	46.9%	45.8%	43.3%	38.9%	40.7%	35.9%	45.7%
SG&A	6.4	8.4	8.7	13.1	12.3	14.9	15.4	18.3	13.6	13.9	13.8	14.3	14.1	18.6	16.8	21.3	17.2
including Sales & Marketing Expenses	2.8	2.5	3.9	5.3	4.9	5.1	6.6	7.1	3.8	3.7	4.8	4.3	3.5	3.8	4.4	5.6	3.4
including advertising	0.7	0.9	1.1	1.4	2.0	1.9	2.3	2.3	0.9	1.4	1.6	1.0	1.0	1.2	1.3	1.7	1.3
including General & Administrative Costs	3.6	5.9	4.8	7.8	7.4	9.8	8.8	11.2	9.8	10.2	9.0	10.0	10.6	14.8	12.4	15.7	13.8
SG&A, %	35.2%	36.2%	28.8%	35.9%	31.1%	28.7%	26.4%	27.5%	23.2%	26.4%	27.5%	28.5%	31.1%	36.2%	31.2%	36.1%	29.2%
Net Income attributable to VimpelCom Ltd	2.5	4.3	6.9	6.0	7.5	14.4	22.0	11.8	9.7	5.3	1.8	(1.5)	(10.6)	(2.9)	(1.5)	(1.7)	(2.1)
Capital Expenditures	7.9	18.5	23.8	83.6	47.9	82.8	28.4	17.3	1.1	7.4	7.2	21.1	17.9	28.5	22.4	78.2	39.5

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	18.2	23.2	30.2	36.5	38.7	49.5	55.5	63.5	55.5	49.5	46.8	47.5	42.9	48.9	51.4	56.4	56.4
including Mobile Interconnect	0.002	0.003	0.004	0.01	0.01	0.01	0.01	3.4	3.0	3.8	5.0	5.5	5.1	5.3	5.5	5.7	5.4

Subscriptions (‘000)	1,106.3	1,192.4	1,586.9	2,119.6	2,422.2	2,754.2	3,148.0	3,636.2	3,653.1	3,604.6	3,652.0	3,515.0	3,489.0	3,997.0	4,398.0	4,821.7	5,101.7
ARPU, US$	6.7	7.2	7.6	6.8	5.8	6.6	6.5	6.5	5.2	4.7	4.5	4.6	4.2	4.1	4.1	4.0	3.8
MOU, min	242.2	265.6	289.8	283.4	265.3	294.6	298.5	288.6	238.6	225.6	409.3	387.3	369.2	383.0	387.7	402.9	390.7
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	11.2%	12.8%	13.1%	14.2%	14.9%	15.1%	11.2%	17.4%	20.1%	14.7%	3.7%	11.7%	14.2%	15.1%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	—	—	—	—	0.8	2.5	2.9	3.0	3.0	3.1	3.3	2.7	2.4	2.5	2.4	2.6	2.5
including business segment	—	—	—	—	0.7	2.3	2.3	2.2	2.3	2.3	2.6	2.1	1.5	1.7	1.6	1.7	1.7
including wholesale segment	—	—	—	—	0.00	0.00	0.10	0.10	0.00	0.00	0.00	0.00	0.4	0.3	0.3	0.3	0.1
including residential segment	—	—	—	—	0.10	0.20	0.50	0.70	0.70	0.70	0.70	0.60	0.5	0.5	0.5	0.6	0.7

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	5.8	6.8	7.6	8.3	9.0	17.7	21.2	23.3	37.3	42.9
BB subscritions using USB modems (‘000)	—	—	—	—	#REF!	#REF!	#REF!	0	0	0	0	0	7.7	10.5	12.9	25.5	29.7
BB fixed-line subscriptions (‘000)	—	—	—	—	#REF!	#REF!	#REF!	5.8	6.8	7.6	8.3	9.0	10.0	10.7	10.4	11.8	13.2

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	8.7	11.4	16.9	17.8	20.9	27.8	33.0	34.2	33.1	26.9	23.5	23.0	19.6	20.0	21.9	21.2	26.9
Depreciation	(3.1)	(3.3)	(4.0)	(5.1)	(6.7)	(6.8)	(7.2)	(8.9)	(11.4)	(11.2)	(12.4)	(20.7)	(21.9)	(13.0)	(14.4)	(16.4)	(22.2)
Amortization	(3.4)	(3.4)	(3.4)	(3.5)	(3.8)	(3.7)	(3.8)	(4.6)	(4.1)	(3.6)	(3.5)	(2.9)	(3.4)	(3.4)	(3.4)	(3.5)	(3.6)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	2.2	4.7	9.5	9.2	10.4	17.3	22.0	20.7	17.6	12.1	7.6	(0.6)	(5.7)	3.6	4.1	1.3	1.1
Interest income	—	—	—	—	—	—	—	—	—	—	—	0.8	0.8	0.8	0.8	0.7	0.6
Net foreign exchange gain/(loss)	(0.3)	—	(0.3)	(0.5)	(0.2)	(0.2)	(0.5)	(3.7)	(2.4)	(3.5)	(1.2)	(0.1)	(3.7)	(3.1)	(2.5)	(2.0)	(2.1)
Interest expense	(0.3)	(0.5)	(1.0)	(1.3)	(1.6)	(0.1)	(0.4)	(2.1)	(3.3)	(2.4)	(3.5)	(3.5)	(3.5)	(3.4)	(3.1)	(2.3)	(1.4)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	—	0.2	—	—	(0.3)	2.6	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.9)	(1.5)	(0.3)	(0.6)
Income tax expense	(1.0)	(0.1)	1.5	1.5	1.0	2.2	1.3	2.9	1.6	0.5	0.6	(2.4)	(1.9)	(0.2)	(0.8)	1.3	0.5
Net income/(loss)	2.5	4.3	6.9	5.9	7.6	14.5	22.4	11.8	10.1	5.6	2.2	(1.1)	(10.3)	(2.8)	(1.4)	(1.3)	(1.9)

Adjusted OIBDA margin as a percentage of net operating revenue	47.8%	49.1%	56.0%	48.8%	52.9%	53.5%	56.5%	51.4%	56.6%	51.1%	46.9%	45.8%	43.3%	38.9%	40.7%	35.9%	45.7%
Depreciation	(17.0%)	(14.1%)	(13.2%)	(14.0%)	(17.0%)	(13.1%)	(12.3%)	(13.4%)	(19.5%)	(21.3%)	(24.7%)	(41.2%)	(48.4%)	(25.3%)	(26.8%)	(27.8%)	(37.7%)
Amortization	(18.7%)	(14.7%)	(11.3%)	(9.6%)	(9.6%)	(7.1%)	(6.5%)	(6.9%)	(7.0%)	(6.8%)	(7.0%)	(5.8%)	(7.5%)	(6.6%)	(6.3%)	(5.9%)	(6.1%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	12.1%	20.3%	31.5%	25.2%	26.3%	33.3%	37.7%	31.1%	30.1%	23.0%	15.2%	(1.2%)	(12.6%)	7.0%	7.6%	2.2%	1.9%
Interest income	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.6%	1.8%	1.6%	1.5%	1.2%	1.0%
Net foreign exchange gain/(loss)	-1.6%	0.0%	-1.0%	-1.4%	-0.5%	-0.4%	-0.9%	-5.6%	-4.1%	-6.7%	-2.4%	(0.2%)	(8.2%)	(6.0%)	(4.6%)	(3.4%)	(3.6%)
Interest expense	-1.6%	-2.2%	-3.3%	-3.6%	-4.1%	-0.2%	-0.7%	-3.2%	-5.6%	-4.6%	-7.0%	(7.0%)	(7.7%)	(6.6%)	(5.8%)	(3.9%)	(2.4%)
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	-0.7%	0.0%	0.6%	0.1%	0.0%	-0.6%	4.5%	-0.2%	-0.4%	-0.1%	-0.2%	(0.2%)	(0.2%)	(1.8%)	(2.8%)	(0.5%)	(1.0%)
Income tax expense	-5.5%	-0.4%	5.0%	4.1%	2.5%	4.2%	2.2%	4.4%	2.7%	1.0%	1.2%	(4.8%)	(4.2%)	(0.4%)	(1.5%)	2.2%	0.8%
Net income/(loss)	13.7%	18.5%	22.8%	16.2%	19.2%	27.9%	38.4%	17.7%	17.3%	10.6%	4.4%	(2.2%)	(22.7%)	(5.4%)	(2.6%)	(2.2%)	(3.2%)

Armenia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	54.1	58.4	63.4	59.8	59.1	64.7	68.8	63.7	52.7	49.2	51.4	47.3	41.7	44.5	48.7	47.5	46.2
Gross margin	42.4	46.0	49.8	47.3	45.8	50.0	52.6	48.7	41.3	37.8	38.8	35.3	30.8	31.7	35.0	32.9	29.1
Gross margin, %	78.4%	78.8%	78.5%	79.1%	77.5%	77.3%	76.5%	76.5%	78.4%	76.8%	75.5%	74.6%	73.9%	71.2%	71.9%	69.3%	63.1%
Adjusted OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7	27.2	24.8	26.3	22.7	19.1	19.1	22.1	17.9	15.7
Adjusted OIBDA, %	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%	51.6%	50.4%	51.2%	48.0%	45.8%	42.9%	45.4%	37.7%	34.0%
SG&A	14.2	14.8	15.9	13.4	16.7	18.7	18.5	16.7	13.2	11.8	12.1	12.6	11.5	12.4	12.5	14.9	12.9
including Sales & Marketing Expenses	1.7	2.2	2.4	3.5	2.7	3.8	3.7	2.5	1.7	1.6	1.6	2.3	1.5	1.8	2.0	2.6	1.8
including advertising	0.6	0.8	0.8	1.7	1.2	1.6	1.1	1.2	0.6	0.6	0.5	1.1	0.6	0.8	0.9	1.4	0.8
including General & Administrative Costs	12.5	12.6	13.5	9.9	14.0	14.9	14.8	14.2	11.5	10.2	10.5	10.3	10.0	10.6	10.5	12.3	11.1
SG&A, %	26.2%	25.3%	25.1%	22.4%	28.3%	28.9%	26.9%	26.2%	25.0%	24.0%	23.5%	26.6%	27.6%	27.9%	25.7%	31.4%	27.9%
Net Income attributable to VimpelCom Ltd	2.6	4.0	16.0	0.3	-15.0	-1.3	3.7	-12.0	10.0	4.2	2.7	-1.6	10.7	-1.9	0.4	0.3	1.4
Capital Expenditures	5.4	20.4	20.7	44.3	14.7	20.9	19.1	23.7	0.2	0.4	1.3	7.8	3.1	3.8	6.5	16.3	8.8

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	19.9	23.2	25.8	23.5	22.9	26.4	31.6	27.2	21.3	19.7	20.3	18.3	15.1	17.5	21.1	19.5	20.2
including Mobile Interconnect	2.3	3.2	4.1	4.2	4.5	5.3	8.0	7.1	5.2	5.1	5.4	5.1	4.1	4.5	4.7	4.1	3.3
Subscriptions (‘000)	439.9	471.0	447.0	442.4	520.4	654.5	783.6	544.3	480.8	486.3	502.0	545.0	549.0	567.0	581.0	672.3	699.2
ARPU, US$	14.5	17.3	17.6	17.4	16.1	15.3	13.9	13.6	13.9	13.6	13.7	11.5	9.0	10.3	11.4	10.0	7.8
MOU, min	141.3	185.1	181.0	171.8	158.9	164.9	139.9	150.0	174.7	238.4	269.0	268.2	345.6	270.1	286.7	274.9	237.6
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	12.3%	28.8%	13.1%	18.5%	45.7%	24.5%	12.2%	11.4%	10.5%	13.6%	16.0%	16.4%	14.1%	20.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5	31.4	29.5	31.1	29.0	26.6	27.0	27.6	28.0	26.0
including business segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.0	5.4	5.6	5.9	5.8	5.2
including wholesale segment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.7	8.7	8.4	7.8	7.3	6.0
including residential segment	34.2	35.2	37.6	36.3	36.2	38.3	37.2	36.5	31.4	29.5	31.1	18.3	12.5	13.0	13.9	14.9	14.8
Broadband subscriptions (‘000)	0	0	0	0	0	0	5.4	9.2	15.3	19.2	18.1	26.2	38.0	56.3	65.2	75.0	92.8
BB subscritions using USB modems (‘000)	0	0	0	0	0	0	0	0	0	0	0	0	6.8	6.6	7.4	7.0	8.4
BB fixed-line subscriptions (‘000)	0	0	0	0	0	0	5.4	9.2	15.3	19.2	18.1	26.2	31.2	49.7	57.8	68.0	84.4

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	27.3	30.1	32.9	32.5	29.1	30.3	33.5	31.7	27.2	24.8	26.3	22.7	19.1	19.1	22.1	17.9	15.7
Depreciation	(13.9)	(18.7)	(10.6)	(21.9)	(27.0)	(22.8)	(13.2)	(26.4)	(14.0)	(10.5)	(15.7)	(17.0)	(9.8)	(12.4)	(18.5)	(13.5)	(12.0)
Amortization	(5.9)	(5.9)	(7.0)	(7.7)	(10.1)	(9.8)	(10.0)	(9.9)	(6.6)	(5.8)	(5.8)	(5.7)	(1.3)	(2.4)	(1.9)	(1.9)	(2.0)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	7.5	5.5	15.3	2.9	(8.0)	(2.3)	10.3	(4.6)	6.6	8.5	4.8	—	8.0	4.3	1.7	2.5	1.7
Interest income	0.1	0.2	0.2	0.3	0.3	0.4	0.5	0.7	0.9	1.3	1.1	1.1	1.3	1.5	1.7	1.3	0.5
Net foreign exchange gain/(loss)	(0.4)	1.5	(1.4)	1.5	(2.9)	0.6	2.9	0.4	4.9	(2.5)	1.1	(0.8)	4.0	(5.6)	(1.6)	0.3	0.3
Interest expense	(0.6)	(0.1)	(0.3)	(1.3)	(0.7)	(0.7)	(0.5)	(0.5)	(0.4)	(0.2)	(0.3)	(0.3)	(0.2)	(0.1)	—	0.4	—
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.9)	(1.0)	—	(1.3)	(3.0)	(1.5)	(1.6)	(4.3)	(0.6)	1.1	(1.9)	(0.4)	(0.4)	(0.7)	(0.3)	(1.4)	(0.6)
Income tax expense	(2.9)	(1.9)	2.2	(1.8)	(0.7)	2.2	(7.9)	(3.7)	(1.4)	(4.0)	(2.1)	(1.2)	(2.0)	(1.3)	(1.1)	(2.8)	(0.5)
Net income/(loss)	2.8	4.2	16.0	0.3	(15.0)	(1.3)	3.7	(12.0)	10.0	4.2	2.7	(1.6)	10.7	(1.9)	0.4	0.3	1.4

Adjusted OIBDA margin as a percentage of net operating revenue	50.5%	51.5%	51.9%	54.3%	49.2%	46.8%	48.7%	49.8%	51.6%	50.4%	51.2%	48.0%	45.8%	42.9%	45.4%	37.7%	34.0%
Depreciation	(25.7%)	(32.0%)	(16.8%)	(36.6%)	(45.6%)	(35.3%)	(19.2%)	(41.5%)	(26.6%)	(21.3%)	(30.6%)	(35.9%)	(23.5%)	(27.8%)	(38.0%)	(28.4%)	(26.0%)
Amortization	(10.9%)	(10.1%)	(11.0%)	(12.9%)	(17.1%)	(15.1%)	(14.5%)	(15.5%)	(12.5%)	(11.8%)	(11.3%)	(12.1%)	(3.1%)	(5.4%)	(3.9%)	(4.0%)	(4.3%)
Impairment loss	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	13.9%	9.4%	24.1%	4.8%	(13.5%)	(3.6%)	15.0%	(7.2%)	12.5%	17.3%	9.3%	0.0%	19.2%	9.7%	3.5%	5.3%	3.7%
Interest income	0.2%	0.3%	0.3%	0.5%	0.5%	0.6%	0.7%	1.1%	1.7%	2.6%	2.1%	2.3%	3.1%	3.4%	3.5%	2.7%	1.1%
Net foreign exchange gain/(loss)	(0.7%)	2.6%	(2.2%)	2.5%	(4.9%)	0.9%	4.2%	0.6%	9.3%	(5.1%)	2.1%	(1.7%)	9.6%	(12.6%)	(3.3%)	0.6%	0.6%
Interest expense	(1.1%)	(0.2%)	(0.5%)	(2.2%)	(1.2%)	(1.1%)	(0.7%)	(0.8%)	(0.8%)	(0.4%)	(0.6%)	(0.6%)	(0.5%)	(0.2%)	0.0%	0.8%	0.0%
Equity in net gain/(loss) of associates	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	(1.7%)	(1.6%)	0.0%	(2.1%)	(5.1%)	(2.2%)	(2.3%)	(6.7%)	(1.0%)	2.2%	(3.5%)	(0.9%)	(0.9%)	(1.6%)	(0.6%)	(2.9%)	(1.3%)
Income tax expense	(5.4%)	(3.3%)	3.5%	(3.0%)	(1.2%)	3.4%	(11.5%)	(5.8%)	(2.7%)	(8.1%)	(4.1%)	(2.5%)	(4.8%)	(2.9%)	(2.3%)	(5.9%)	(1.1%)
Net income/(loss)	5.2%	7.2%	25.2%	0.5%	(25.4%)	(2.0%)	5.4%	(18.8%)	19.0%	8.5%	5.3%	(3.4%)	25.7%	(4.3%)	0.8%	0.6%	3.0%

Tajikistan

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4	14.4	14.3	14.9	15.6	14.8	20.1	22.2	21.1	20.5
Gross margin	1.6	3.2	5.2	5.1	5.2	7.2	10.0	11.5	10.3	10.5	11.4	11.6	10.8	13.0	14.2	14.2	14.6
Gross margin, %	55.2%	61.5%	67.5%	63.0%	61.9%	64.3%	67.6%	70.1%	71.5%	73.4%	76.5%	74.4%	73.0%	64.7%	64.0%	67.3%	71.2%
Adjusted OIBDA	-0.3	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.4	6.7	8.8	10.7	9.2
Adjusted OIBDA, %	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%	33.3%	39.6%	50.7%	44.9%
SG&A	1.9	3.1	3.5	3.5	4.0	4.5	5.2	6.2	5.4	5.1	6.2	4.5	6.3	5.3	5.4	3.3	5.3
including Sales & Marketing Expenses	0.8	1.3	1.5	1.4	1.2	1.4	1.7	1.7	1.3	1.1	1.0	1.0	1.2	0.9	1.1	1.0	1.0
including advertising	0.3	0.7	0.5	0.5	0.6	0.6	0.5	0.5	0.3	0.2	0.3	0.3	0.3	0.2	0.3	0.2	0.3
including General & Administrative Costs	1.1	1.8	2.0	2.1	2.8	3.1	3.5	4.5	4.1	4.0	5.2	3.5	5.1	4.4	4.3	2.3	4.3
SG&A, %	65.5%	59.6%	45.5%	43.2%	47.6%	40.2%	35.1%	37.8%	37.5%	35.7%	41.6%	28.8%	42.6%	26.4%	24.3%	15.6%	25.9%
Net Income attributable to VimpelCom Ltd	-1.0	-1.8	-0.3	-2.5	-1.2	-3.0	-0.3	-0.7	-0.2	0.0	-0.3	0.6	-0.2	1.0	2.1	2.7	2.2
Capital Expenditures	13.5	5.7	6.1	20.2	7.2	13.5	6.4	17.9	0.4	0.8	0.5	5.4	0.1	3.5	2.4	10.0	3.3

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	2.9	5.2	7.7	8.1	8.4	11.2	14.8	16.4	14.4	14.3	14.9	15.6	13.3	14.9	16.5	16.6	18.0
including Mobile Interconnect	0.2	0.4	1.7	2.1	2.0	2.9	4.7	5.4	4.3	4.7	5.4	6.0	5.6	6.9	8.2	7.9	10.2
Subscriptions (‘000)	145.3	204.9	268.4	339.4	377.9	435.3	526.6	624.6	722.3	677.1	706.0	743.0	820.0	784.0	772.0	786.6	803.5
ARPU, US$	8.7	10.1	10.8	9.0	8.0	9.4	10.4	9.6	7.1	6.9	7.2	7.2	5.6	6.1	7.1	7.1	7.6
MOU, min	205.8	224.2	230.3	216.3	205.8	241.1	255.9	243.4	171.7	173.1	173.3	173.6	157.9	167.6	191.2	197.3	203.4
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	5.3%	8.6%	9.7%	10.6%	12.7%	2.7%	20.6%	14.9%	14.7%	13.6%	22.9%	22.8%	19.6%	18.6%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	—	—	—	—	—	—	—	—	—	—	—	—	1.5	5.2	5.7	4.5	2.5
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0.0
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	1.5	5.2	5.7	4.5	2.5
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0.0
Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0.0
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0.0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0.0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	(0.3)	0.1	1.6	1.4	1.3	2.6	4.8	5.3	4.9	5.4	5.2	7.1	4.4	6.7	8.8	10.7	9.2
Depreciation	(0.3)	(0.6)	(0.9)	(1.5)	(1.7)	(3.1)	(3.1)	(3.5)	(3.5)	(3.5)	(3.5)	(4.7)	(3.7)	(4.1)	(4.6)	(4.2)	(4.1)
Amortization	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	(0.2)	(0.2)	(0.2)	(0.3)	(0.3)	(0.3)	(0.2)	(0.3)	(0.3)	(0.3)	(0.3)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(0.8)	(0.7)	0.5	(0.3)	(0.6)	(0.8)	1.5	1.6	1.2	1.6	1.4	2.1	0.5	2.3	3.9	6.2	4.8
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	—	—	—	0.4	0.1	(0.2)	0.1	—	(0.2)	—	—	(0.2)	(0.1)	0.1	—	—	—
Interest expense	(0.6)	(0.8)	(0.9)	(1.2)	(1.4)	(1.6)	(1.8)	(1.8)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)	(1.5)	(1.3)	(1.2)	(1.2)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	(0.1)	0.1	—	(0.1)	0.1	(0.1)	(0.2)	(0.7)	0.3	—	(0.3)	0.1	—	—	(0.5)	0.2	(0.3)
Income tax expense	0.3	(0.1)	0.1	(1.5)	0.6	0.1	0.1	0.2	0.1	0.1	0.1	0.3	0.8	0.4	0.3	(2.3)	(0.9)
Net income/(loss)	(1.2)	(1.5)	(0.3)	(2.7)	(1.2)	(2.6)	(0.3)	(0.7)	(0.3)	0.0	(0.4)	0.7	(0.3)	1.3	2.4	2.9	2.4

Adjusted OIBDA margin as a percentage of net operating revenue	n/a	1.9%	20.8%	17.3%	15.5%	23.2%	32.4%	32.3%	34.0%	37.8%	34.9%	45.5%	29.7%	33.3%	39.6%	50.7%	44.9%
Depreciation	n/a	(11.6%)	(11.7%)	(18.5%)	(20.2%)	(27.6%)	(20.9%)	(21.3%)	(24.3%)	(24.5%)	(23.5%)	(30.1%)	(24.9%)	(20.4%)	(20.6%)	(19.9%)	(20.0%)
Amortization	n/a	(3.8%)	(2.6%)	(2.5%)	(2.4%)	(2.7%)	(1.4%)	(1.2%)	(1.4%)	(2.1%)	(2.0%)	(1.9%)	(1.4%)	(1.5%)	(1.4%)	(1.4%)	(1.5%)
Impairment loss	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	(13.5%)	6.5%	(3.7%)	(7.1%)	(7.1%)	10.1%	9.8%	8.3%	11.2%	9.4%	13.5%	3.4%	11.4%	17.6%	29.4%	23.4%
Interest income	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	0.0%	0.0%	4.9%	1.2%	(1.8%)	0.7%	0.0%	(1.4%)	0.0%	0.0%	(1.3%)	(0.7%)	0.5%	0.0%	0.0%	0.0%
Interest expense	n/a	(15.4%)	(11.7%)	(14.8%)	(16.7%)	(14.3%)	(12.2%)	(11.0%)	(11.8%)	(11.9%)	(10.7%)	(10.3%)	(10.1%)	(7.5%)	(5.9%)	(5.7%)	(5.9%)
Equity in net gain/(loss) of associates	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	2.0%	0.0%	(1.2%)	1.2%	(0.9%)	(1.3%)	(4.3%)	2.1%	0.0%	(2.1%)	0.7%	0.0%	0.0%	(2.3%)	0.9%	(1.5%)
Income tax expense	n/a	(1.9%)	1.3%	(18.5%)	7.1%	0.9%	0.7%	1.2%	0.7%	0.7%	0.7%	1.9%	5.4%	2.0%	1.4%	(10.9%)	(4.4%)
Net income/(loss)	n/a	(28.8%)	(3.9%)	(33.3%)	(14.3%)	(23.2%)	(2.0%)	(4.3%)	(2.1%)	0.0%	(2.7%)	4.5%	(2.0%)	6.5%	10.8%	13.7%	11.7%

Georgia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9	6.0	7.1	8.9	10.2	10.9	11.5	13.0	11.5	12.0
Gross margin	0.00	-0.01	0.03	0.24	0.8	1.6	2.6	2.6	2.9	3.6	4.7	5.1	5.7	6.1	8.4	7.6	8.0
Gross margin, %	n/a	n/a	10.0%	26.7%	33.3%	41.0%	48.1%	44.1%	48.3%	50.7%	52.8%	50.0%	52.3%	53.0%	64.6%	66.1%	66.7%
Adjusted OIBDA	-1.2	-1.9	-2.0	-2.3	-2.2	-2.1	-1.1	-1.2	-0.5	0.1	1.0	0.4	1.1	1.5	3.5	1.9	2.3
Adjusted OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%	13.0%	26.9%	16.5%	19.2%
SG&A	1.2	1.9	2.1	2.6	3.0	3.7	3.7	3.8	3.4	3.5	3.8	4.7	4.5	4.5	4.8	5.6	5.6
including Sales & Marketing Expenses	0.2	0.3	0.4	0.6	0.6	0.6	0.8	0.9	0.6	0.7	0.8	1.1	1.1	0.9	1.0	1.2	1.2
including advertising	0.0	1.2	0.3	0.4	0.3	0.4	0.6	0.6	0.2	0.2	0.3	0.4	0.3	0.4	0.4	0.5	0.5
including General & Administrative Costs	1.0	1.6	1.7	2.0	2.4	3.1	2.9	2.9	2.8	2.8	3.0	3.6	3.4	3.6	3.8	4.4	4.4
SG&A, %	n/a	950.0%	700.0%	288.9%	125.0%	94.9%	68.5%	64.4%	56.7%	49.3%	42.7%	46.1%	41.3%	39.1%	36.9%	48.7%	46.7%
Net Income attributable to VimpelCom Ltd	-1.9	-2.0	-2.3	-1.4	0.1	-1.5	-5.3	-30.7	-3.6	-2.9	-4.1	-3.9	-6.1	-7.5	-0.2	-1.2	1.5
Capital Expenditures	16.6	9.4	4.8	28.9	7.0	12.2	8.9	7.0	1.6	2.1	2.5	3.3	4.3	8.9	6.0	18.1	7.1

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	0.03	0.2	0.3	0.9	2.4	3.9	5.4	5.9	6.0	7.1	8.9	10.2	10.6	11.1	12.6	11.0	11.6
including Mobile Interconnect	0.00	0.0	0.1	0.2	0.6	0.9	1.3	1.5	1.5	1.8	2.4	2.5	2.3	2.6	3.2	2.9	2.8

Subscriptions (‘000)	7.3	14.0	26.6	72.7	146.2	168.6	189.0	225.1	246.4	289.2	341.0	399.0	431.0	466.0	529.0	560.2	610.9
ARPU, US$	3.2	4.8	6.3	9.0	7.4	8.2	9.9	9.7	8.4	8.8	9.2	8.4	7.5	7.9	8.1	6.6	6.1
MOU, min	47.9	82.5	85.1	121.5	87.1	89.3	109.8	129.8	121.2	123.1	129.3	131.1	125.0	140.5	147.4	133.8	147.1
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	17.6%	1.4%	16.8%	13.8%	11.7%	7.8%	10.8%	10.7%	15.7%	11.2%	12.0%	11.4%	18.1%	17.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenues	—	—	—	—	—	—	—	—	—	—	—	—	0.3	0.4	0.4	0.5	0.4
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0.0
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	0.3	0.4	0.4	0.5	0.4
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0.0

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0.0
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0.0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0.0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	(1.2)	(1.9)	(2.0)	(2.3)	(2.2)	(2.1)	(1.1)	(1.2)	(0.5)	0.1	1.0	0.4	1.1	1.5	3.5	1.9	2.3
Depreciation	(0.1)	(0.5)	(0.8)	(1.1)	(1.5)	(1.9)	(2.1)	(2.7)	(2.9)	(2.9)	(2.8)	(3.1)	(2.8)	(3.1)	(3.9)	(3.1)	(3.5)
Amortization	(0.9)	(1.2)	(1.3)	(1.3)	(1.3)	(2.0)	(2.0)	(1.8)	(1.7)	(1.7)	(1.7)	(1.6)	(1.6)	(1.5)	(1.5)	(1.6)	(1.6)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	(2.2)	(3.6)	(4.1)	(4.7)	(5.0)	(6.0)	(5.2)	(5.7)	(5.1)	(4.5)	(3.5)	(4.3)	(3.3)	(3.1)	(1.9)	(2.8)	(2.8)
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net foreign exchange gain/(loss)	0.2	0.6	0.3	2.4	6.5	4.1	1.1	(22.8)	(0.3)	1.2	(1.8)	(0.9)	(6.1)	(8.8)	3.7	3.4	7.9
Interest expense	(0.4)	(0.6)	(0.9)	(1.2)	(1.5)	(1.9)	(2.2)	(2.6)	(2.5)	(2.7)	(2.7)	(2.7)	(2.8)	(2.8)	(2.9)	(2.9)	(2.5)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other (expense)/income, net	—	—	—	0.1	(0.1)	0.1	(0.1)	0.1	—	(0.2)	(0.1)	0.1	—	(0.2)	0.1	(0.2)	—
Income tax expense	(1.3)	(0.3)	0.2	0.6	0.3	0.8	0.5	0.3	0.8	0.5	0.1	0.2	0.2	0.1	0.6	0.3	0.3
Net income/(loss)	(3.7)	(3.9)	(4.5)	(2.8)	0.2	(2.9)	(5.9)	(30.7)	(7.1)	(5.7)	(8.0)	(7.6)	(12.0)	(14.8)	(0.4)	(2.2)	2.9

Adjusted OIBDA margin as a percentage of net operating revenue	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.4%	11.2%	3.9%	10.1%	13.0%	26.9%	16.5%	19.2%
Depreciation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(40.8%)	(31.5%)	(30.4%)	(25.7%)	(27.0%)	(30.0%)	(27.0%)	(29.2%)
Amortization	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(23.9%)	(19.1%)	(15.7%)	(14.7%)	(13.0%)	(11.5%)	(13.9%)	(13.3%)
Impairment loss	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Operating income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(63.4%)	(39.3%)	(42.2%)	(30.3%)	(27.0%)	(14.6%)	(24.3%)	(23.3%)
Interest income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net foreign exchange gain/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	16.9%	(20.2%)	(8.8%)	(55.9%)	(76.5%)	28.5%	29.6%	65.8%
Interest expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(38.0%)	(30.3%)	(26.5%)	(25.7%)	(24.3%)	(22.3%)	(25.2%)	(20.8%)
Equity in net gain/(loss) of associates	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(2.8%)	(1.2%)	1.0%	0.0%	(1.7%)	0.8%	(1.7%)	0.0%
Income tax expense	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.0%	1.1%	2.0%	1.8%	0.9%	4.6%	2.6%	2.5%
Net income/(loss)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(80.3%)	(89.9%)	(74.5%)	(110.1%)	(128.7%)	(3.1%)	(19.1%)	24.2%

Kyrgizia

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	25.5	27.5	29.3	30.6	30.5
Gross margin	—	—	—	—	—	—	—	—	—	—	—	—	20.0	21.4	21.8	23.5	23.3
Gross margin, %	—	—	—	—	—	—	—	—	—	—	—	—	78.4%	77.8%	74.4%	76.8%	76.4%
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	9.5	12.8	12.2	15.2	17.1
Adjusted OIBDA, %	—	—	—	—	—	—	—	—	—	—	—	—	37.3%	46.5%	41.6%	49.7%	56.1%
SG&A	—	—	—	—	—	—	—	—	—	—	—	—	7.5	8.5	9.2	8.1	6.1
including Sales & Marketing Expenses	—	—	—	—	—	—	—	—	—	—	—	—	1.6	1.0	1.2	1.9	1.4
including advertising	—	—	—	—	—	—	—	—	—	—	—	—	0.5	0.2	0.3	0.4	0.5
including General & Administrative Costs	—	—	—	—	—	—	—	—	—	—	—	—	5.9	7.5	8.0	6.2	4.7
SG&A, %	—	—	—	—	—	—	—	—	—	—	—	—	29.4%	30.9%	31.4%	26.5%	20.0%
Net Income attributable to VimpelCom Ltd	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0	1.0	4.0
Capital Expenditures	—	—	—	—	—	—	—	—	—	—	—	—	1.0	0.2	2.5	10.6	3.7

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	25.5	27.5	29.3	30.6	30.5
including Mobile Interconnect	—	—	—	—	—	—	—	—	—	—	—	—	6.0	7.8	8.5	8.3	8.7

Subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	1,774	1,722	1,766	1,904	1,965
ARPU, US$	—	—	—	—	—	—	—	—	—	—	—	—	4.7	5.3	5.6	5.6	5.1
MOU, min	—	—	—	—	—	—	—	—	—	—	—	—	193.9	235.9	288.2	312.9	289.7
Churn 3 months active base (quarterly), %	—	—	—	—	—	—	—	—	—	—	—	—	17.2%	17.3%	15.4%	13.1%	14.9%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0

Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0
BB subscritions using USB modems (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	0	0	0	0	0

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	9.5	12.8	12.2	15.2	17.1
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	(3.3)	(3.4)	(3.8)	(4.9)	(3.6)
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	(0.8)	(0.8)	(8.3)	(4.3)	(2.3)
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	5.4	8.6	0.1	6.0	11.2
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	0.7	0.3	0.2	0.2	0.1
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.4	0.2	0.0	0.1	(0.2)
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	-0.1	-1.6	(1.9)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0	0.0	0.0	0.0	—
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.1	0.1	-3.5	-2.3	—
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	(0.6)	(1.4)	0.9	0.2	(1.2)
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	6.0	7.8	-2.4	2.6	8.0

Adjusted OIBDA margin as a percentage of net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	37.3%	46.5%	41.6%	49.7%	56.1%
Depreciation	—	—	—	—	—	—	—	—	—	—	—	—	(13.0%)	(12.3%)	(13.0%)	(16.0%)	(11.8%)
Amortization	—	—	—	—	—	—	—	—	—	—	—	—	(3.1%)	(2.9%)	(28.3%)	(14.1%)	(7.5%)
Operating income	—	—	—	—	—	—	—	—	—	—	—	—	21.2%	31.3%	0.3%	19.6%	36.7%
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	2.7%	1.1%	0.7%	0.7%	0.3%
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	1.6%	0.7%	0.0%	0.3%	(0.7%)
Interest expense	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	(0.3%)	(5.2%)	(6.2%)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	—	—	—	—	—	0.0%	0.0%	0.0%	0.0%	0.0%
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	0.4%	0.4%	(11.9%)	(7.5%)	0.0%
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	(2.4%)	(5.1%)	3.1%	0.7%	(3.9%)
Net income/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	23.5%	28.4%	(8.2%)	8.5%	26.2%

SEA

(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenue	—	—	—	—	—	—	0.0	0.0	0.0	0.9	2.4	2.4	4.4	5.5	5.0	6.9	10.0
Gross margin	—	—	—	—	—	—	0.0	0.0	0.0	-1.0	-0.7	0.5	2.3	2.8	2.6	4.0	6.6
Gross margin, %	—	—	—	—	—	—	n/a	n/a	n/a	-111.1%	-29.2%	20.8%	52.3%	50.9%	52.0%	58.0%	66.2%
Adjusted OIBDA	—	—	—	—	—	—	0.6	-1.3	-3.8	-8.5	-13.2	-12.6	-8.6	-8.1	-8.8	-9.8	-3.2
Adjusted OIBDA, %	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-176.0%	-142.0%	-31.7%
SG&A	—	—	—	—	—	—	-0.6	1.3	3.8	7.5	12.5	13.1	10.9	10.9	11.4	13.8	9.8
including Sales & Marketing Expenses	—	—	—	—	—	—	0.0	0.0	0.0	2.2	2.7	2.5	3.0	3.1	2.8	2.8	2.7
including advertising	—	—	—	—	—	—	0.0	0.0	0.0	1.6	1.3	1.2	0.7	1.3	1.1	1.0	0.8
including General & Administrative Costs	—	—	—	—	—	—	-0.6	1.3	3.8	5.3	9.8	10.6	7.9	7.8	8.6	10.9	7.1
SG&A, %	—	—	—	—	—	—	n/a	n/a	n/a	833.3%	520.8%	545.8%	247.7%	198.2%	228.0%	199.4%	97.9%
Net Income attributable to VimpelCom Ltd	—	—	—	—	—	—	0.6	0.5	-0.8	-13.3	-22.1	-31.7	-18.3	-20.5	-22.3	-24.6	-18.3
Capital Expenditures	—	—	—	—	—	—	0.4	7.4	12.9	23.6	8.2	22.8	16.9	8.8	8.2	6.1	3.6

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011**
Net operating revenue	—	—	—	—	—	—	0	0	0	0.9	2.4	2.4	4.4	5.5	5	6.9	10.0
including Mobile Interconnect	—	—	—	—	—	—	0	0	0	0	0.2	0.3	0.6	0.8	0.9	1.34	1.33
Adjusted OIBDA	—	—	—	—	—	—	0.6	-1.3	-3.8	-8.5	-13.2	-12.6	-8.6	-8.1	-8.8	-9.8	-3.2
Adjusted OIBDA, %	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-142.0%	-31.7%

Subscriptions(‘000)	—	—	—	—	—	—	0	0	0	79 *	95 *	367	491	525	505	651	1,307
ARPU, US$	—	—	—	—	—	—	0	0	0	n/m	n/m	n/m	3.5	3.4	3.2	3.8	3.5
MOU, min	—	—	—	—	—	—	0	0	0	n/m	n/m	n/m	350.7	340.7	230.5	402.7	355.0
Churn 3 months active base (quarterly), %	—	—	—	—	—	—	0	0	0	n/m	n/m	n/m	n/m	n/m	49.6%	35.4%	33.5%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net operating revenue	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
including business segment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
including wholesale segment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
including residential segment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted OIBDA	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted OIBDA, %	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
																—	—
Broadband subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
BB fixed-line subscriptions (‘000)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Reconciliation of OIBDA Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Adjusted OIBDA	—	—	—	—	—	—	0.6	(1.3)	(3.8)	(8.5)	(13.2)	(12.6)	(8.6)	(8.1)	(8.8)	(9.8)	(3.2)
Depreciation	—	—	—	—	—	—	—	—	—	(0.3)	(1.5)	(2.3)	(2.7)	(3.1)	(3.5)	(3.7)	(4.2)
Amortization	—	—	—	—	—	—	—	—	—	(0.2)	(0.5)	(0.3)	(0.4)	(0.4)	(0.2)	(0.6)	(0.7)
Impairment loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating income	—	—	—	—	—	—	0.6	(1.3)	(3.8)	(9.0)	(15.2)	(15.2)	(11.7)	(11.6)	(12.5)	(14.1)	(8.0)
Interest income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.0
Net foreign exchange gain/(loss)	—	—	—	—	—	—	—	—	—	—	—	—	0.1	—	—	—	0.0
Interest expense	—	—	—	—	—	—	—	—	(0.3)	(0.7)	(1.3)	(1.7)	(1.8)	(2.2)	(2.7)	(2.7)	(2.9)
Equity in net gain/(loss) of associates	—	—	—	—	—	—	—	1.8	3.1	(4.3)	(6.7)	(15.8)	(5.9)	(7.8)	(8.4)	(9.0)	(8.3)
Other (expense)/income, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(0.1)
Net income/(loss)	—	—	—	—	—	—	0.6	0.5	(1.0)	(14.0)	(23.2)	(32.7)	(19.3)	(21.6)	(23.6)	(25.8)	(19.3)

Adjusted OIBDA margin total as a percentage of net operating revenue	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Depreciation	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Amortization	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Impairment loss	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Operating income	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest income	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net foreign exchange gain/(loss)	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Interest expense	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Equity in net gain/(loss) of associates	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other (expense)/income, net	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Income tax expense	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Net income/(loss)	—	—	—	—	—	—	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
* In 2Q ‘09 and 3Q ‘09 we reported 79 and 95 thousands as active subscriptions in Cambodia which were calculated on a one month basis. Starting from 4Q09 we report active subscriptions base in Cambodia calculated on a three month basis.

** 1Q ‘11 figures for ARPU, MOU and churn only include Cambodia figures

Consolidated Financial Statements

VimpelCom Ltd.

Years ended December 31, 2010, 2009 and 2008

with Report of Independent Registered Public Accounting Firm

VimpelCom Ltd.

Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

Ernst & Young Accountants LLP Boompjes 258 3011 XZ Rotterdam, The Netherlands P.O. Box 2295 3000 CG Rotterdam, The Netherlands Tel.: +31 (0) 88 - 407 1000 Fax: +31 (0) 88 - 407 8970 www.ey.nl

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and the Shareholders of VimpelCom Ltd.

We have audited the accompanying consolidated balance sheet of VimpelCom Ltd. (‘VimpelCom’) as of December 31, 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom at December 31, 2010, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 3 to the consolidated financial statements, effective January 1, 2010 VimpelCom adopted the Financial Accounting Standard Board’s Statement Number 167 (primarily codified in ASC 810-10, Consolidation-Overall).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 24, 2011, expressed an unqualified opinion thereon.

Rotterdam, The Netherlands

June 1, 2011

Ernst & Young Accountants LLP is a limited liability partnership incorporated under the laws of England and Wales and registered with Companies House under number OC335594. The term partner in relation to Ernst & Young Accountants LLP is used to refer to (the representative of) a member of Ernst & Young Accountants LLP. Ernst & Young Accountants LLP has its registered office at 1 Lambeth Palace Road, London SE1 7EU, United Kingdom, its principal place of business at Boompjes 258, 3011 XZ Rotterdam, the Netherlands and is registered with the Chamber of Commerce Rotterdam number 24432944. Our services are subject to general terms and conditions, which contain a limitation of liability clause.

Report of Independent Registered Public Accounting Firm

The Supervisory Board and Shareholders

VimpelCom Ltd.

We have audited the accompanying consolidated balance sheet of Open Joint Stock Company “Vimpel-Communications” (“Vimpelcom”) as of December 31, 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vimpelcom at December 31, 2009 and the consolidated results of their operations and their cash flows for the years ended December 31, 2009 and 2008 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2009 VimpelCom adopted the Financial Accounting Standards Board’s Statement No. 160, Noncontrolling Interest in Consolidated Financial Statements (primarily codified in ASC 810-10, Consolidation-Overall) relating to the presentation and accounting for noncontrolling interest.

/s/ Ernst & Young LLC

March 18, 2010, except for Note 23 which the date is January 21, 2011

VimpelCom Ltd.

Consolidated Balance Sheets

	Note	December 31, 2010	December 31, 2009
		(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	5	$885,125	$1,446,949
Trade accounts receivable, net of allowance for doubtful accounts		506,322	392,365
Inventory	13	137,413	61,919
Deferred income taxes	18	117,236	91,493
Input value added tax		137,958	96,994
Due from related parties	20	87,151	249,631
Other current assets	14	418,269	627,257

Total current assets		2,289,474	2,966,608

Property and equipment, net	8	6,935,287	5,561,569
Telecommunications licenses, net	9	562,931	542,597
Goodwill	10	7,003,714	3,284,293
Other intangible assets, net	9	1,481,800	700,365
Software, net	11	627,330	448,255
Investments in associates	12	446,130	436,767
Due from related parties	20	4,905	1,101
Other non-current assets	14	576,324	790,986

Total assets		$19,927,895	$14,732,541

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable		$963,450	$545,690
Due to employees		108,050	113,368
Due to related parties	20	5,634	9,211
Accrued liabilities	14	212,323	314,987
Taxes payable		233,848	212,767
Customer advances, net of VAT		452,055	376,121
Customer deposits		33,835	28,386
Deferred income taxes	18	50,313	679
Short-term debt	15	1,162,444	1,813,141

Total current liabilities		3,221,952	3,414,350

Deferred income taxes		688,206	596,472
Long-term debt	15	4,498,861	5,539,906
Other non-current liabilities		184,133	164,636

Total liabilities		8,593,152	9,715,364

Redeemable noncontrolling interest	17	522,076	508,668

Equity:

VimpelCom Ltd.

Convertible voting preferred stock (0.001 US$ nominal value per share), 128,532,000 shares authorized; 128,532,000 shares issued and outstanding	129	129
Common stock (0.001 US$ nominal value per share), 2,000,000,000 shares authorized; 1,302,559,308 shares issued (December 31, 2009: 1,025,620,440); 1,292,050,700 shares outstanding (December 31, 2009: 1,014,291,580)	1,303	1,026
Ordinary stock (0.001 US$ nominal value per share), 50,000,000 shares authorized; nil shares issued and outstanding	—	—
Additional paid-in capital	6,292,269	1,142,594
Retained earnings	5,153,819	4,074,492
Accumulated other comprehensive loss	(561,154)	(488,277)
Treasury stock, at cost, 10,508,608 shares of common stock (December 31, 2009: 11,328,860)	(215,763)	(223,421)

Total VimpelCom shareholders’ equity	10,670,603	4,506,543

Noncontrolling interest	142,064	1,966

Total equity	10,812,667	4,508,509

Total liabilities, redeemable noncontrolling interest and equity	$19,927,895	$14,732,541

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated Statements of Income

		Years ended December 31,
	Note	2010	2009	2008
		(In thousands of US dollars, except share amounts)

Operating revenues:

Service revenues		$10,291,333	$8,580,815	$9,999,850
Sales of equipment and accessories		193,815	109,959	107,946
Other revenues		27,652	19,788	17,190

Total operating revenues		10,512,800	8,710,562	10,124,986

Revenue based tax		—	(7,660)	(8,054)

Net operating revenues		10,512,800	8,702,902	10,116,932

Operating expenses:
Service costs		2,251,474	1,878,443	2,262,570
Cost of equipment and accessories		216,944	110,677	101,282
Selling, general and administrative expenses		3,063,548	2,389,998	2,838,508
Depreciation		1,651,996	1,393,431	1,520,184
Amortization		427,768	300,736	360,980
Impairment loss		—	—	442,747
Provision for doubtful accounts		48,571	51,262	54,711

Total operating expenses		7,660,301	6,124,547	7,580,982

Operating income		2,852,499	2,578,355	2,535,950

Other income and expenses:
Interest income		55,938	51,714	71,618
Net foreign exchange loss		(4,532)	(411,300)	(1,142,276)
Interest expense		(540,040)	(598,531)	(495,634)
Equity in net gain/(loss) of associates		53,189	(35,763)	(61,020)
Other (expenses)/income, net		(90,526)	(32,114)	(17,404)

Total other income and expenses		(525,971)	(1,025,994)	(1,644,716)

Income before income taxes		2,326,528	1,552,361	891,234

Income tax expense		605,663	435,030	303,934

Net income		1,720,865	1,117,331	587,300
Net income/(loss) attributable to the noncontrolling interest		47,524	(4,499)	62,966

Net income attributable to VimpelCom		$1,673,341	$1,121,830	$524,334

Basic EPS :	21
Net income attributable to VimpelCom per common share		$1.39	$1.09	$0.52

Weighted average common shares outstanding (thousand)		1,207,040	1,012,940	1,014,000

Diluted EPS :	21
Net income attributable to VimpelCom per common share		$1.39	$1.08	$0.52

Weighted average diluted shares (thousand)		1,207,340	1,013,560	1,014,060

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated Statements of Cash Flows

		Years ended December 31,
	Note	2010	2009	2008
		(In thousands of US dollars)

Operating activities

Net income		$1,720,865	$1,117,331	$587,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		1,651,996	1,393,431	1,520,184
Amortization		427,768	300,736	360,980
Impairment loss		—	—	442,747
(Gain)/loss from associates	12	(53,189)	35,763	61,020
Provision for deferred taxes	18	(190,949)	(19,541)	(92,654)
Loss on foreign currency translation		4,532	411,300	1,142,276
Provision for doubtful accounts	19	48,571	51,262	54,711
Stock-based compensation expense/(gain)	22	2,239	2,323	(121,890)
Loss from early debt redemption		—	19,063	—
Other adjustments		4,908	(380)	(5,078)
Changes in operating assets and liabilities:
Trade accounts receivable		75,183	(57,452)	(240,629)
Inventory	13	(48,945)	64,927	(90,221)
Input value added tax		(23,850)	78,972	(103,941)
Other current assets		(40,945)	135,212	(415,735)
Accounts payable		32,899	(69,290)	281,725
Customer advances and deposits		(4,171)	(23,010)	75,098
Taxes payable and accrued liabilities		63,230	72,122	(34,035)

Net cash provided by operating activities		3,670,142	3,512,769	3,421,858

Investing activities

Purchases of property and equipment		(1,434,548)	(691,445)	(2,002,452)
Purchases of intangible assets		(58,604)	(15,685)	(75,012)
Purchases of software		(264,107)	(184,481)	(313,652)
Investments in associates		—	(12,500)	(491,265)
Payment for shares in Golden Telecom	24	(143,569)	—	—
Escrow cash deposit		—	—	200,170
Proceeds from sale of property, plant and equipment		13,573	—	—
Cash proceeds from Kyivstar acquisition	3	167,176	—	—

VimpelCom Ltd.

Consolidated Statements of Cash Flows (continued)

Acquisition of subsidiaries, net of cash acquired	3	(52,165)	—	(4,134,609)
Cash increase due to Sky Mobile consolidation	3	4,702	—	—
Loan granted		(32,857)	—	(350,000)
Loan receivable repayment		22,910	—	—
Investments deposits		455,187	(488,580)	43,179
Purchases of other assets, net		(25,149)	(40,799)	(53,575)

Net cash provided by/(used in) investing activities		(1,347,451)	(1,433,490)	(7,177,216)

Financing activities

Proceeds from bank and other loans		1,174,646	1,270,248	6,209,392
Proceeds from sale of treasury stock		—	—	25,488

Repayments of bank and other loans		(2,898,292)	(2,432,862)	(721,222)

Payments of fees in respect of debt issues		(5,068)	(53,071)	(68,159)

Share capital issued and paid		905	—	—

Share premium contributed		(201)	—	—
Purchase of noncontrolling interest in consolidated subsidiaries		(12,594)	(18,198)	(992,825)

Payment of dividends		(577,998)	(315,644)	(587,302)

Payment of dividends to noncontrolling interest		(72,370)	(13,977)	—

Purchase of own shares		(479,936)		(114,476)

Net proceeds from employee stock options		7,339	18,142	—

Net cash (used in)/ from financing activities		(2,863,569)	(1,545,362)	3,750,896

Effect of exchange rate changes on cash and cash equivalents		(20,946)	(1,651)	(84,566)

Net (decrease)/increase in cash and cash equivalents		(561,824)	532,266	(89,028)
Cash and cash equivalents at beginning of period		1,446,949	914,683	1,003,711

Cash and cash equivalents at end of period		$885,125	$1,446,949	$914,683

		Years ended December 31,
		2010	2009	2008
		(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:

Income tax		$615,135	$428,761	$647,597

Interest (net of amounts capitalized)		538,928	532,012	362,081

Non-cash activities:

VimpelCom Ltd.

Consolidated Statements of Cash Flows (continued)

Equipment acquired under financing agreements	4,930	—	2,726

Accounts payable for property, equipment and other long-lived assets	526,509	210,159	448,218

Non–cash discounts from suppliers of equipment	—	239	2,464

Issue of promissory notes	—	—	81,660

The accompanying notes are an integral part of these consolidated financial statements.

VimpelCom Ltd.

Consolidated Statements of Changes

in Equity and Comprehensive Income

Years ended December 31, 2010, 2009 and 2008

	Convertible voting preferred stock		Common Stock		Additional Paid-in Capital	Retained earnings	Accumulated Other Comprehensive income (loss)	Treasury stock	Total equity attributable to VimpelCom	Noncontrolling interest	Total equity	Redeemable noncontrolling interest	Net income
	Shares	Amount	Shares	Amount
	(In thousands of US dollars, except share amounts)

Balances at December 31, 2009	128,532,000	$129	1,025,620,440	$1,026	$1,142,594	$4,074,492	$(488,277)	$(223,421)	$4,506,543	$1,966	$4,508,509	$508,668	—

Exercise of stock options	—	—	—	—	(320)	—	—	7,658	7,338	—	7,338	—	—

											—

Consolidation of Variable interest entity (Note 4)	—	—	—	—	—	—	—	—	—	437,988	437,988	—	—

Stock based compensation accrual	—	—	—	—	6,652	—	—	—	6,652	—	6,652	—	—

Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	—	(35,920)	(35,920)	(37,500)	—
Acquisition of noncontrolling interests	—	—	—	—	14,791	—	(11,351)	—	3,440	(229,533)	(226,093)	—	—

Dividends payment to shareholders	—	—	—	—	—	(594,014)	—	—	(594,014)	—	(594,014)	—	—

Effect of Exchange Offer (Note 1)	—	—	(24,764,212)	(25)	(498,241)	—	—	—	(498,266)	—	(498,266)	498,241	—

									—

Repurchase of noncontrolling interest in OJSC VimpelCom (Note 1)	—	—	—	—	30,637	—	—	—	30,637	—	30,637	(500,781)	—

Issuance of shares for acquisition of Kyivstar (Note 3)	—	—	301,653,080	302	5,595,364	—	—	—	5,595,666	—	5,595,666	—	—

VimpelCom Ltd.

Consolidated Statements of Changes

in Equity and Comprehensive Income

Years ended December 31, 2010, 2009 and 2008

Issuance of shares (Note 16)	—	—	50,000	—	905	—	-—	—	905	—	905	—	—

Accretion to redeemable non-controlling interest (Note 17)	—	—	—	—	(113)	—	—	—	(113)	—	(113)	113	—

Comprehensive income:

											—

Foreign currency translation effect, net of tax	—	—	—	—	—	—	(61,526)	—	(61,526)	(26,626)	(88,152)	—	—

Net income/(loss)	—	—	—	—	—	1,673,341	—	—	1,673,341	(5,811)	1,667,530	53,335	1,720,865

Total accumulated comprehensive income (loss)	—	—	—	—	—	1,673,341	(61,526)	—	1,611,815	(32,437)	1,579,378	53,335	—

Balances at December 31, 2010	128,532,000	$129	1,302,559,308	$1,303	$6,292,269	$5,153,819	$(561,154)	$(215,763)	$10,670,603	$142,064	$10,812,667	$522,076	—

VimpelCom Ltd.

Consolidated Statements of Changes

in Equity and Comprehensive Income (continued)

	Convertible voting preferred stock		Common Stock		Additional Paid-in Capital	Retained earnings	Accumulated Other Comprehensive income (loss)	Treasury stock	Total equity attributable to VimpelCom	Noncontrolling interest	Total equity	Redeemable noncontrolling interest	Net income
	Shares	Amount	Shares	Amount
	(In thousands of US dollars, except share amounts)

Balances at December 31, 2008	128,532,000	$129	1,025,620,440	$1,026	$1,164,125	$3,271,878	$(90,020)	$(239,649)	$4,107,489	$32,754	$4,140,243	$469,604	—

Exercise of stock options	—	—	—	—	2,974	—	—	16,228	19,202	—	19,202	—	—

					—				—

Stock based compensation accrual	—	—	—	—	1,766	—	—	—	1,766	—	1,766	—	—

					—				—		—

Dividends to noncontrolling interest	—	—	—	—	—	—	—	—	—	(977)	(977)	(13,000)	—

					—				—		—

Dividends declared	—	—	—	—	—	(319,216)	—	—	(319,216)	—	(319,216)	—	—

					—				—		—

Acquisition of noncontrolling interests	—	—	—	—	3,598	—	(9,922)	—	(6,324)	(13,671)	(19,995)	—	—

					—				—		—

Accretion to redeemable non-controlling interest (Note 17)	—	—	—	—	(29,869)	—	—	—	(29,869)	—	(29,869)	29,869	—

					—

Comprehensive income:

					—				—		—

Foreign currency translation adjustment	—	—	—	—	—	—	(388,335)	—	(388,335)	10,554	(377,781)	—	—

									—

Net income/(loss)	—	—	—	—	—	1,121,830	—	—	1,121,830	(26,694)	1,095,136	22,195	1,117,331

									—

Total accumulated comprehensive loss	—	—	—	—	—	1,121,830	(388,335)	—	733,495	(16,140)	717,355	22,195	—

Balances at December 31, 2009	128,532,000	$129	1,025,620,440	$1,026	$1,142,594	$4,074,492	$(488,277)	$(223,421)	$4,506,543	$1,966	$4,508,509	$508,668	—

VimpelCom Ltd.

Consolidated Statements of Changes

in Equity and Comprehensive Income (continued)

	Convertible voting preferred stock		Common Stock		Additional Paid-in Capital	Retained earnings	Accumulated Other Comprehensive income (loss)	Treasury stock	Total equity attributable to VimpelCom	Noncontrolling interest	Total equity	Redeemable noncontrolling interest	Net income
	Shares	Amount	Shares	Amount
	(In thousands of US dollars, except share amounts)

Balances at December 31, 2007	128,532,000	$129	1,025,620,440	$1,026	$1,412,340	$3,327,716	$801,243	$(130,668)	$5,411,786	$288,410	$5,700,196	$—	$—

Sale of treasury stock – 40,568 shares	—	—	—	—	19,993	—	—	5,495	25,488	—	25,488	—	—

Purchase of treasury stock – 200,000 shares (Note 16)	—	—	—	—	—	—	—	(114,476)	(114,476)	—	(114,476)	—	—

Adoption of equity method of stock option plan accounting	—	—	—	—	12,030	—	—	—	12,030	—	12,030	—	—

Dividends declared	—	—	—	—	—	(580,172)	—	—	(580,172)	—	(580,172)	—	—

Initial measurement and recognition of redeemable noncontrolling interest (Note 17)	—	—	—	—	(278,825)	—	—	—	(278,825)	(154,257)	(433,082)	433,082	—

Acquisition of noncontrolling interests	—	—	—	—	—	—	—	—	—	(106,722)	(106,722)	—	—

Accretion to redeemable non-controlling interest (Note 17)	—	—	—	—	(1,413)	—	—	—	(1,413)	—	(1,413)	1,413	—

Comprehensive income:

Foreign currency translation adjustment	—	—	—	—	—	—	(891,263)	—	(891,263)	(22,534)	(913,797)	—	—

Net income/(loss)	—	—	—	—	—	524,334	—	—	524,334	27,857	552,191	35,109	587,300

VimpelCom Ltd.

Consolidated Statements of Changes

in Equity and Comprehensive Income (continued)

Total accumulated comprehensive loss	—	—	—	—	—	524,334	(891,263)	—	(366,929)	5,323	(361,606)	35,109	—

Balances at December 31, 2008	128,532,000	$129	1,025,620,440	$1,026	$1,164,125	$3,271,878	$(90,020)	$(239,649)	$4,107,489	$32,754	$4,140,243	$469,604	—

The accompanying notes are an integral part of these consolidated financial statements

VimpelCom Ltd.

Notes to Consolidated Financial Statements

(Amounts presented are in thousands of US dollars unless otherwise indicated)

1.	Description of Business

VimpelCom Ltd. (“VimpelCom” or the “Company”) was formed in Bermuda on June 5, 2009, as an exempted company under the name New Spring Company Ltd., which was subsequently changed to VimpelCom Ltd. on October 1, 2009. VimpelCom Ltd. was formed to recapitalize Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) and acquire CJSC “Kyivstar G.S.M.” (“Kyivstar”). Altimo Holdings & Investments Limited (“Altimo”) and Telenor ASA (“Telenor”) or their affiliates were the two major shareholders in each of the companies.

In these notes, VimpelCom or the Company also refers to VimpelCom Ltd.’s consolidated subsidiaries and consolidated variable interest entities.

On April 21, 2010, VimpelCom successfully completed an exchange offer (“Exchange Offer”) for OJSC VimpelCom shares (including shares represented by American Depositary Shares (“ADS”)), and acquired approximately 98% of OJSC VimpelCom’s outstanding shares (including shares represented by ADSs). Therefore, effective April 21, 2010, OJSC VimpelCom is a subsidiary of VimpelCom. VimpelCom is the accounting successor to OJSC VimpelCom, therefore accounting data and disclosures related to the period prior to April 21, 2010, represent accounting data and disclosures of OJSC VimpelCom. Information about the number of shares prior to April 21, 2010 has been adjusted to reflect the effect of the recapitalization due to the Exchange Offer.

On May 25, 2010, VimpelCom served a squeeze-out demand notice to OJSC VimpelCom demanding that the remaining shareholders of OJSC VimpelCom sell their shares to VimpelCom. The squeeze-out process was completed on August 6, 2010. As a result, VimpelCom became the sole shareholder of OJSC VimpelCom. The increase in additional paid-in capital of US$30,637 represents the difference between the amount recorded as redeemable noncontrolling interest on April 21, 2010 and the amount of liability to noncontrolling shareholders in OJSC VimpelCom recorded on May 25, 2010 when a squeeze-out demand notice was served (Note 21). The difference resulted from a change in the Russian ruble to US dollar exchange rate.

VimpelCom Ltd. ADS began trading on the New York Stock Exchange (“NYSE”) on April 22, 2010 while OJSC VimpelCom ADS were delisted from the NYSE on May 14, 2010.

VimpelCom earns revenues by providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. The Company operates telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan, Georgia, Kyrgyzstan, Cambodia and Laos (Note 24) primarily under the “Beeline” brand name. VimpelCom has its headquarters based in Amsterdam, Netherlands. VimpelCom also has investments in an entity in Vietnam that launched its operations on July 20, 2009.

VimpelCom Ltd.

Notes to Consolidated Financial Statements

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2.	Basis of Presentation and Significant Accounting Policies

The accompanying financial statements have been presented in US dollars. Amounts are presented in thousands, except for share and per share (ADS) amounts or unless otherwise indicated.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US GAAP and include VimpelCom and all companies in which VimpelCom directly or indirectly exercises control, which generally means that VimpelCom owns more than 50% of the voting rights in the company. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity’s activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Non-controlling interests are reported in the Consolidated Balance Sheets as a separate component of equity except for redeemable non-controlling interests which are reported outside of shareholders equity and represents the aggregate ownership interests in the subsidiaries that are held by owners other than the Company.

Investments in Associates

Investments in associated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Business Combinations

VimpelCom accounts for its business acquisitions under the acquisition method of accounting. The total cost of an acquisition is allocated to the underlying assets, including intangible assets, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items. Fair value measurement is determined based on the assumptions market participants would use in pricing the asset (risk premiums and profit margins) inherent in pricing model and input data. The results of operations of acquired companies are included in the Consolidated Financial Statements from the date of acquisition.

Foreign Currency Translation

The reporting currency of VimpelCom is the US dollar. Therefore, the accompanying financial statements were translated into the reporting currency in accordance with ASC 830, Foreign Currency Matters, using the current rate method. Domestic and certain foreign subsidiaries of VimpelCom have their local currencies as their functional currency, and use the current rate method for translating their financial statements to US dollars.

The current rate method assumes that assets and liabilities measured in the functional currency are translated into US dollars at exchange rates prevailing on the balance sheet date; whereas revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transaction dates. VimpelCom translates income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into US dollars are reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

Within the countries that VimpelCom operates, official exchange rates are determined daily by the respective countries’ central bank. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective countries’ central bank.

Local currencies of certain of VimpelCom’s foreign subsidiaries are not fully convertible currencies outside the territories of countries of their operations. The translation of ruble-, tenge-, hryvnia-, somoni-, sum-, dram-, riel and lari-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle the reported values of these assets and liabilities in US dollars. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates. Accounting policies such as valuation of stock based compensation, business combinations, assessing tangible and intangible asset impairments, and revenue recognition include estimates and assumptions that may have a material impact on the financial statements.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value. Escrow cash was primarily related to cash held in escrow at a financial institution for the collateralization of certain payment obligations that the Company has agreed to assume in the future. As of December 31, 2010, the balance on escrow cash was shown as restricted cash in other current assets (Note 14) in the accompanied balance sheet.

Trade Accounts Receivable and Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical data and other relevant factors, such as a change in tariff plans from pre-paid to post-paid.

Inventory

Inventory consists of telephone handsets and accessories for sale, SIM and scratch cards, equipment for sale and others, and is stated at the lower of cost or market. Cost is computed using either the average cost method or a specific identification method.

Value Added Tax

Value Added Tax (“VAT”) related to revenues is payable to the tax authorities on an accrual basis based upon invoices issued to customers or cash received. VAT incurred on purchases may be offset, subject to certain restrictions, against VAT related to revenues, or can be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to revenues within the following year, is recognized on the balance sheets on a gross basis. As of December 31, 2010, the VAT rate in the Netherlands was 19%, in Russia, Tajikistan and Georgia—18%, in Kazakhstan and Kyrgyzstan it was 12%, and in Ukraine, Uzbekistan, and Armenia it was 20%.

Short Term Investments

Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

Property and Equipment

Property and equipment is stated at historical cost. The Company depreciates property and equipment assets using the straight-line method, depreciation expense is recognized ratably over the estimated useful life of the asset.

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	5 - 10 years
Fixed line telecommunication equipment	3 - 12 years
Masts (telecommunication equipment)	15 - 20 years
Fiber-optic equipment	9 - 20 years
Buildings and constructions	15 - 30 years
Electronic exchange devices	7 years
Office and measuring equipment, vehicles and furniture	3 - 10 years

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Property and Equipment (continued)

Equipment acquired under capital leases is depreciated using the straight-line method over its estimated useful life or the lease term, whichever is shorter. Depreciation of these assets recorded under capital leases is included in “depreciation” in the statement of income. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years or the lease term, whichever is shorter.

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects, the capitalization period begins when “qualifying expenditures” are made, development activities are underway and interest cost is being incurred.

Software

Under the provision of ASC 350-40, Intangibles – Goodwill and Other – Internal-use Software VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are depreciated using the straight-line method over the expected life of the asset. VimpelCom does not have significant research and development costs.

Long-Lived Assets impairment

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of ASC 360-10, Property, Plant and Equipment – Overall . ASC 360-10 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment indicators that do not result in the actual impairment of the asset may, however, result in modification of the useful economic life to a shorter period.

Telecommunication Licenses, Goodwill and Other Intangible Assets

VimpelCom has primarily acquired identifiable intangible assets through its acquisition of interests in various enterprises. Intangible assets consist primarily of telecommunication

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

licenses, customer relationships, telephone line capacity, trademarks, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire and renew telecommunication licenses, as well as access to and for use of telephone lines (telephone line capacity). Telephone line capacity is accounted for as intangible assets and is amortized on a straight-line basis over a period of useful life but not to exceed ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on management’s estimation of future economic benefits from these licenses. Customer relationships are amortized using pattern of consumption of economic benefit associated with them. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years. In accordance with ASC 350-10, Intangibles – Goodwill and Other – Overall, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods.

For business combinations that occurred before December 31, 2008, goodwill represents the excess of consideration transferred over the fair value of the net assets acquired. For business combinations that occurred after December 31, 2008, goodwill represents the excess of consideration transferred, non-controlling interest and acquirer’s previously held equity interest in the acquiree, measured at fair value on the acquisition date, over the fair values of the identifiable net assets acquired. Goodwill is not amortized, but tested for impairment at least annually. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Goodwill impairment is evaluated using a two-step process. The first step involves a comparison of the estimated fair value of each of the Company’s reporting units to its carrying values, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit in accordance with ASC 820, Fair Value Measurements and Disclosures, using an income approach. When available and as appropriate, the Company uses comparative market multiples to corroborate discounted cash flows results. Determining fair value based on the income approach is based on the present value of estimated future cash flows from a market participant perspective, discounted at an appropriate risk-adjusted rate. The cash flows employed in the DCF analyses are based on the most recent views of the medium and long-term outlook for each reporting unit considering market development, penetration and competitive environment in each geographic location and sub sector (fixed line, internet and mobile segments). The discount rates used in the DCF analyses are intended to commensurate with the risks and uncertainty inherent in the respective businesses forecasts. The Company derives its discount rates by applying the capital asset pricing model (i.e., to estimate the cost of equity financing) and analyzing published rates for industries relevant to our reporting units (including public information about risks premiums, cost of debt as well as debt-to-equity structure).

If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the consideration transferred. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess.

2.	Basis of Presentation and Significant Accounting Policies (continued)

Accounting for Assets Retirement Obligations

VimpelCom has certain legal obligations related to rented sites for base stations, which fall within the scope of ASC 410-20, Asset Retirement and Environmental Obligations – Asset Retirement Obligations. These legal obligations include obligations to remediate leased land and other locations on which base stations are located (Note 14).

Derivative Instruments and Hedging Activities

ASC 815-10, Derivatives and Hedging, requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has not designated any of its derivative contracts as hedges, therefore all changes in the fair values of derivatives are reflected in the accompanying statements of income as other income/(expense) and net foreign exchange (loss)/gain items (Note 7).

Short-term deposits

Short-term deposits represent bank deposits carried at amounts of cash deposited with maturity dates within the twelve months ended December 31, 2011 except of deposits with an original maturity of 3 months or less at the time of purchase. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased. As of December 31, 2010, the short-term deposits were recorded in other current assets in the amount of US$34,305.

Long-term deposits

Long-term deposits represent bank deposits carried at amounts of cash deposited with maturity dates after December 31, 2011. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased. As of December 31, 2010, the long-term deposits were recorded in other non current assets in the amount of US$1,506.

Loans Receivable

Loans receivable are stated at the principal amount outstanding plus interest receivable accrued, adjusted for the allowance for loan losses, which are reflected in other assets.

Revenue Recognition

VimpelCom generates revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. Service revenues include revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

when the Company receives traffic from mobile or fixed subscribers of other operators and that traffic terminates on VimpelCom’s network. Roaming revenues include both revenues from VimpelCom customers who roam outside of their home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services. The content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also, VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold.

Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has not been included in monthly fees. Revenue from service contracts is accounted for when the services are provided. Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk.

Revenues are stated net of value-added tax and sales tax charged to customers.

In accordance with the provisions of ASC 605-10-S25-3, Revenue Recognition-Overall-SEC Recognition-Delivery and Performance, VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is from 15 to 30 months for mobile subscribers and from 4 to 9.5 years for fixed line subscribers. The Company also defers direct incremental costs related to connection fees for fixed line subscribers, in an amount not exceeding the revenue deferred.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2010, 2009 and 2008 was US$199,170, US$157,808 and US$345,888, respectively.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise, our experience to date indicates that renewal rates are in excess of 99%. Rental agreements do not include contingent or escalation clauses based on operations.

Rent expense under all operating leases and rental contracts in 2010, 2009 and 2008 was US$449,013, US$363,884 and US$370,533, respectively.

Government Pension Fund

VimpelCom contributes to the state pension funds in the Russian Federation, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Kyrgyzstan and Armenia on behalf of its employees, contributions are expensed as incurred. Total contributions for the years ended December 31, 2010, 2009 and 2008 were US$65,060, US$44,670 and US$58,010, respectively.

Borrowing Costs

Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs associated with assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets’ estimated useful lives. VimpelCom capitalized interest in the cost of long lived assets in the amount of US$30,993, US$39,952 and US$43,939 in 2010, 2009 and 2008, respectively. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method.

Interest income

The Company earns interest income from deposits in banks and from granting loans. Interest income is calculated and recognized based on applied interest rate and the amount deposited as well as principal amount of loan granted.

Income Taxes

VimpelCom computes and records income tax in accordance with ASC 740, Income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recognized for deferred tax assets when it is considered more likely than not that the asset will not be recovered.

VimpelCom’s policy is to recognize fines/penalties and interest related to income tax matters in accordance with ASC 740-10, Income taxes – Overall in income tax expense.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has introduced a prepaid service GSM network. Equipment sales are typically paid in advance of

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its active subscribers (subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period), of which approximately 94% subscribed to a prepaid service as of December 31, 2010 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers, as well as receivables from customers using fixed-line services, such as business services, wholesale services and services to residents. Receivables from other operators for roaming services are settled through clearing houses.

VimpelCom holds available cash in bank accounts with financial institutions in countries of its operations. To manage credit risk associated with such cash holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment (Note 15). VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Accumulated Other Comprehensive Income

ASC 220, Comprehensive income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes the effects of all other non-shareholder changes in net assets.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Stock-Based Compensation

VimpelCom accounts for stock-based compensation plans in accordance with ASC 718-10, Compensation – Stock Compensation – Overall. Under ASC 718-10, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

The Company also has stock-based compensation in a form of cash settled stock appreciation rights (“SARs”). The cost of these instruments which are recorded as liabilities is remeasured based on fair value of the instruments on each reporting date and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity-based compensation.

On December 24, 2008, VimpelCom modified its stock-based compensation programs (except for “phantom” plans and SARs). The modification required the programs to have equity classification, rather than liability classification. The modification was applied to all the options outstanding as of the modification date. In determination of fair value VimpelCom considered historical data on estimated life of the options, forfeiture rates and volatility since from employee’s standpoint no changes to the amount of award were proposed. The historical stock based compensation provision accrued at the modification date in the amount of US$12,030 was reclassified from liability to equity and no gain or loss was recognized as of the modification date.

Government Regulations

The Company is subject to governmental regulation of tariffs in its Armenian fixed line business of its direct wholly owned subsidiary CJSC “ArmenTel”. The Company has the right to seek tariff adjustments at the retail and wholesale level based on costs incurred. Governmental authorization of tariff adjustments is only necessary for those services that are under Governmental control.

The Company is subject to governmental control over tariffs in its Kazakhstan mobile telecom business of its consolidated subsidiary KaR-Tel Limited Liability Partnership (“KaR-Tel”), which is recognized as an entity having dominant position on the Kazakhstan market of mobile telecom. The Company has the right to make tariff adjustments, but is required by law to notify the antimonopoly state body of any increase of its tariffs and to justify the adjustments. The antimonopoly body is required to carry out an examination of tariff adjustments, on which it has been notified, and subject to results of such examination is empowered to prohibit increase of the tariffs.

No assets or liabilities have been recorded in the accompanying financial statements to recognize the effects of possible regulatory assets or liabilities, as allowed under ASC 980, Regulated Operations.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2.	Basis of Presentation and Significant Accounting Policies (continued)

Litigation Accrual

VimpelCom is party to various legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 24 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party could have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with ASC 450, Contingencies and ASC 855-10-S99-2, Subsequent events – Overall – SEC Materials – Issuance of Financial Statements. These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Treasury stock

The Company accounts its own shares held by the Company as treasury stock – a separate item of equity in the accompanying consolidated balance sheet.

Recent Accounting Pronouncements

In June 2009, the FASB issued amendments to ASC 810-10, Consolidation-Overall. These amendments require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement is effective for both interim and annual periods as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009. The adoption of this statement required VimpelCom to consolidate LLC Sky Mobile (“Sky Mobile”) as a variable interest entity starting January 1, 2010 (Note 3).

In October 2009, FASB issued ASU 2009-13, Revenue Recognition, codified in ASC 605-25, Revenue Recognition – Multiple Element Arrangement. ASU 2009-13 eliminates the use of the residual method of allocation and requires use of the relative-selling price method. ASU 2009-13 expands the disclosures required for multiple-element revenue arrangements. ASU 2009-13 is effective for both interim and annual periods as of the beginning of reporting entity’s first annual reporting period that begins after June 15, 2010 with earlier application permitted for full annual periods. VimpelCom adopted ASU 2009-13 since the January 1, 2010 by means of prospective application of its provisions. No changes in the units of accounting occurred as a result of the adoption of ASU 2009-13, no material changes in the pattern and timing of revenue recognition took place. The Company uses vendor specific evidence of selling price (VSOE), third-party evidence of selling price (TPE), or best estimate of selling price, as the basis for allocation of multiple element arrangement’s considerations. The adoption of the ASU 2009-13 has not materially affected the financial statements in the period after the initial adoption, as the fair value of elements from multiple arrangements approximate their VSOE values and revenue from multiple arrangements is not significant.

In January 2010, FASB issued ASU 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on VimpelCom’s financial position, results of operations and disclosures relative to noncontrolling interests.

In January 2010, FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, an amendment of ASC 820, Fair Value Measurements and Disclosures. ASU 2010-06 requires additional disclosures regarding assets and liabilities that are transferred between levels of the fair value hierarchy. ASU 2010-06 clarifies guidance pertaining to the level of disaggregation at which fair value disclosures should be made and the requirements to disclose information about the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to separately disclosure purchases, sales, issuances, and settlements in the Level 3 rollforward, which becomes effective for fiscal years (and for interim periods within those fiscal years) beginning after December 15, 2010. The adoption of this statement expanded VimpelCom’s disclosures relative to fair value measurements (Note 7).

In July 2010, FASB issued ASU 2010-20, Disclosure about credit quality of financing receivables and the allowances for credit losses, an amendment of ASC 310, Receivables. The ASU requires to provide extensive new disclosures about financing receivables, including credit risk exposures and the allowance for credit losses. Among other things are: a rollforward of the allowance for credit losses, credit quality information such as credit risk scores or external credit agency ratings, impaired loan information, modification information, nonaccrual and past due information. ASU 2010-20 is effective for interim and annual reporting periods ending on or after 15 December 2010. The adoption of this statement expanded VimpelCom’s disclosures relative to long-term loans granted (Note 7).

In December 2010, FASB issued ASU 2010-28, when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts, an amendment of ASC 350, Intangibles – Goodwill and Other. The FASB concluded that when a reporting unit has a zero or a negative carrying amount and there are qualitative factors such as those in ASC 350 that indicate it is more likely than not that goodwill is impaired, it would be required to perform Step 2 of the impairment test that could affect financial statements by recognizing early goodwill impairment. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after 15 December 2010. The adoption of the amendment as of December 31, 2010 will not affect VimpelCom’s financial statements,

In December 2010, FASB issued ASU 2010-29, Disclosure of supplementary pro forma information for business combinations, an amendment of ASC 805, Business Combinations. ASU 2010-29 specify that if a public entity presents comparative financial statements, revenue and earnings of the combined entity should be disclosed as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in the ASU also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective for business combinations consummated in fiscal years beginning on or after 15 December 2010. The adoption of this statement will affect VimpelCom’s disclosures relative to business combinations occurring starting January 1, 2011.

3.	Business Combinations and Purchases of Noncontrolling Interests

Kyivstar

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

On April 21, 2010, after the completion of the Exchange Offer, VimpelCom Ltd. acquired 100% ownership interest in Kyivstar from the affiliates of Altimo and the affiliates of Telenor ASA in exchange for 301,653,080 VimpelCom common shares.

The reason for the acquisition was that management believed that it would be value creative and in the best interests of the Company’s stakeholders.

The acquisition of Kyivstar by VimpelCom Ltd. is accounted for as a business combination under the “acquisition method,” as defined by ASC 805. The acquisition method requires the cost of the purchase to be based on the fair value of the consideration on the acquisition date.

The purchase price consideration was US$5,595,665, which was calculated based on the market value of OJSC VimpelCom shares on April 21, 2010 (US$18.55 per share).

The fair values of consolidated identifiable assets and liabilities of Kyivstar as of April 21, 2010, were as follows:

As of April 21, 2010
Cash and cash equivalents	$167,077
Other current assets	206,530
Property and equipment	954,098
Licenses (5 years weighted average remaining useful life)	129,887
Customer Relationships (13 years weighted average remaining useful life)	815,763
Other intangible assets (15 years weighted average remaining useful life)	176,545
Software (3 years weighted average remaining useful life)	181,588
Goodwill	3,442,842
Other non-current assets	29,970

Total assets acquired	6,104,300

Current liabilities	159,814
Long-term liabilities	348,821

Total liabilities assumed	508,635

Total acquisition price	$5,595,665

Customer relationships acquired are primarily amortized using pattern of consumption of economic benefit associated with them.

The excess of the purchase consideration over the fair value of the identifiable net assets of Kyivstar amounted to US$ 3,442,842 and was recorded as goodwill. The goodwill was assigned to the Ukraine reportable segment and is expected to be realized from the potential of Ukrainian telecommunication market development in the future as well as synergies with VimpelCom’s operations in Ukraine prior to the acquisition. This goodwill is not deductible for tax purposes. The direct transaction costs incurred in the transactions were treated as expenses under ASC 805 with no impact on goodwill.

The results of operations of Kyivstar were included in the accompanying consolidated financial statements from the acquisition date of April 21, 2010. Net operating revenue, operating income and net income attributable to VimpelCom of Kyivstar, before eliminating intercompany transactions, for the period from April 21, 2010 to December 31, 2010 were US$1,019,693, US$197,395 and US$219,594 in the accompanying consolidated statement of income.

Sky Mobile

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

On February 13, 2008, VimpelCom advanced to Crowell Investments Limited (“Crowell”), under a loan agreement as of February 11, 2008 (the “Crowell Loan Agreement”), a loan in the principal amount of US$350,000 and at the interest rate of 10%. The loan was secured by 25% of the shares of Limnotex Developments Limited (“Limnotex”).

The Crowell Loan Agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of Sky Mobile, a mobile operator in Kyrgyzstan, holding GSM and 3G licenses to operate over the entire territory of Kyrgyzstan (Note 23). Crowell granted the Company two call options (the “Call Option Agreement”) over the entire issued share capital of Menacrest.

On May 29, 2009, VimpelCom agreed to amend the Crowell Loan Agreement in that the term of the loan facility was extended until February 11, 2014 and interest rate has been changed to be a fixed amount per annum starting from the effective date of the amendment. Also, the security interest granted by Crowell to VimpelCom over 25% of the shares of Limnotex was replaced by a security interest over 100% of the shares of Menacrest.

In accordance with ASC 810-10, Consolidation – Overall, VimpelCom analyzed these agreements to determine if the entities that are party to them were variable interest entities (“VIE”) on both quantitative and qualitative basis. The Company concluded that Sky Mobile is a VIE. The Company did not consolidate Sky Mobile in 2008 and 2009 as they failed to meet the quantitative requirements of ASC 810-10 to be the primary beneficiary.

As a result of the adoption of FASB Statement No.167, an amendment of ASC 810-10, starting January 1, 2010 (Note 1) VimpelCom was considered the primary beneficiary of Sky Mobile because VimpelCom: (1) had the power to direct matters that most significantly impact the activities of the VIE through a management agreement (“Management Agreement”) arranged between KaR-Tel Limited Liability Partnership (“KaR-Tel”), a consolidated subsidiary of VimpelCom, and Sky Mobile, and (2) had the right to receive benefits of the VIE that could potentially be significant to the VIE. The right was achieved through the price mechanism of the Call Option Agreement and through the agreement that all dividends declared and distributed by Sky Mobile and Menacrest should be transferred directly to VimpelCom as settlement of the outstanding loan and interest accrued due from Crowell.

The consolidation of Sky Mobile was accounted for as a business combination under ASC 805, Business Combinations. As the Company did not initially own any shares in Sky Mobile for the period from January 1, 2010 to October 19, 2010 all the equity of Sky Mobile for that period was classified as noncontrolling interest.

Under ASC 810-10, VimpelCom is required to initially measure the assets, liabilities and noncontrolling interest in Sky Mobile at their carrying amounts as of January 1, 2010. These carrying amounts are the amounts at which the assets, liabilities and noncontrolling interest would have been carried in the consolidated financial statements of VimpelCom if the amended standard had been effective at the date when VimpelCom first met the conditions to be the primary beneficiary under the amended standard, and the fair values of the assets, liabilities and noncontrolling interest of Sky Mobile had been initially measured at such a date. VimpelCom has determined that such a date was March 28, 2008, which was the date that the Management Agreement was concluded.

The values of consolidated identifiable assets and liabilities of Sky Mobile as of January 1, 2010, the date VimpelCom initially consolidated Sky Mobile due to the application of requirements of ASC 810-10 (Note 1), were as follows:

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

As of the Effective Date of Consolidation
Cash and cash equivalents	$4,702
Other current assets	26,358

Property and equipment (5 years weighted average remaining useful life)	81,582
Licenses (6 years weighted average remaining useful life)	11,894
Other intangible assets	38,957

Goodwill	289,955

Other non-current assets	4,557

Total assets acquired	458,005

Current liabilities	(25,178)

Long-term liabilities	(7,520)

Total liabilities	(32,698)

Noncontrolling interest	$(425,307)

The recognized goodwill is expected to be realized from the potential of Kyrgyzstan telecommunication market development.

The fair value of non-controlling interest acquired was based on fair value of the entire business of Sky mobile acquired.

The results of operations of Sky Mobile were included in the accompanying consolidated statement of income from the effective consolidation date of January 1, 2010, as required by ASC 810-10.

On October 20, 2010, the Company exercised the first call option to acquire 50.1% of the issued share capital of Menacrest. The remaining 49.9% of Menacrest is owned by Crowell. On the same date the pledge over 100% of Menacrest shares was released by the Company and Management Agreement terminated.

The consideration for the 50.1% share capital of Menacrest was US$150,300, which has been set off against part of the debt of Crowell to the Company under the Crowell Loan Agreement. Additionally, as part of this transaction, the Company assumed long-term liabilities of US $53,957. The transaction was accounted for as an equity transaction with additional liabilities assumed. The difference between the fair value of loan forgiven and the carrying value of the non-controlling interest is recorded as a credit to additional paid in capital in the amount of US$25,060 and increase in accumulated other comprehensive loss in the amount of US$11,351.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The amount of revenue and net income attributable to VimpelCom of Sky Mobile since the acquisition date included in the consolidated statement for the year ended December 31, 2010 were US$112,900 and US$1,000, respectively.

The following unaudited pro forma combined results of operations for VimpelCom give effect to the Kyivstar and Sky Mobile business combination as if they had occurred on January 1, 2009. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

Unaudited	Year ended December 31, 2010	Year ended December 31, 2009
Pro forma total operating revenues	$10,891,139	$10,177,151
Pro forma net income attributable to VimpelCom	1,720,225	1,363,421
Pro forma basic and diluted net income per common share	$1.43	$1.16

Foratec

On July 29, 2010, VimpelCom acquired 100% of the share capital of Closed Joint Stock Company Foratec Communication (“Foratec”), one of the leading alternative fixed-line providers in Urals region of Russia. The primary reason for the acquisition of Foratec was enhancing VimpelCom presence in Ural Region, including business services market. The total value of the transaction amounted to RUR1,120 million (the equivalent to US$37,096 as of July 29, 2010). The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of Foratec amounted to US$13,381. The excess of the acquisition cost over the fair market value of the identifiable net assets amounted to US$23,715. This amount was recorded as goodwill, was mainly assigned to the Russia fixed reporting unit and is subject to annual impairment tests. The recognized goodwill is expected to be realized primarily from the synergies of combining of VimpelCom’s and Foratec’s regional operations.

Tacom

On July 30, 2010, VimpelCom increased its ownership interest in Limited Liability Company Tacom, a consolidated Tajikistan subsidiary of VimpelCom, from 80% to 90% by acquiring an additional 10% ownership interest for a total cash consideration of US$10,300. The transaction was accounted for as a decrease in noncontrolling interest and an increase in additional paid-in capital.

LLC Golden Telecom (Ukraine)

On December 30, 2009, VimpelCom increased its ownership interest in LLC Golden Telecom, a consolidated Ukrainian subsidiary of VimpelCom, from 80% to 100% by acquiring the 20% ownership interest it did not already own for a total cash consideration of US$18,200. The transaction was accounted for as a decrease in noncontrolling interest and an increase in additional paid-in capital.

4.	Consolidated Variable Interest Entities

Sotelco

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

On July 16, 2008, VimpelCom through Ararima acquired an indirect 90% voting and economic interest in the Cambodian company Sotelco Ltd. (“Sotelco”), which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia. The transaction was made through the purchase of 90% of Sotelco’s parent company, Atlas Trade Limited (BVI) (“Atlas”), for US$28,000 from Altimo. The remaining 10% of Atlas are owned by a local partner, a Cambodian entrepreneur. VimpelCom has also acquired a call option to purchase the 10% interest of the local partner. The acquisition of Sotelco was accounted for as an asset acquisition of the telecom license. On acquisition, the Company allocated approximately US$41,646 to license, US$8,329 to deferred tax liability and US$5,100 to noncontrolling interest.

On May 18, 2009, Sotelco launched its mobile operations in Cambodia under VimpelCom’s “Beeline” brand.

Based on analysis performed, management concluded that Sotelco is a variable interest entity (VIE) and that VimpelCom should consolidate these entity under the guidance of ASC 810-10.

VimpelCom is the primary beneficiary of Sotelco because it: (1) has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance – VimpelCom has 90% voting shares in Sotelco therefore VimpelCom has the power to direct the activates of the Sotelco that mostly significant to the entity’s economic performance, and (2) has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Future development of Sotelco will be fully dependent upon VimpelCom’s ability to finance it or guarantee the borrowings. The minority shareholder risk is limited by the price to be paid under option agreement. Per the agreement, the call option exercise price is determined at the fair value of the non-controlling interest.

The magnitude of Sotelco’s impact on VimpelCom’s financial position and performance may be illustrated by the following. As of December 31, 2010, the carrying amounts of Sotelco current assets and non-current assets were US$20,142 and US$139,816, and short-term liabilities and long-term liabilities were US$18,064 and US$184,719, respectively, before eliminating intercompany balances, in the accompanying consolidated balance sheet. Also, net operating revenue, operating loss and net loss attributable to VimpelCom of Sotelco, before eliminating intercompany transactions, for year ended December 31, 2010 were US$21,840, US$37,692 and US$47,025, respectively, in the accompanying consolidated statement of income. Sotelco mainly generates cash outflows for investing activities as well as negative operating cash flows.

VIP Finance Ireland Limited

VIP Finance Ireland Limited (“VIP Finance”) was incorporated in Ireland as a private company with limited liability. The principal shareholder of VIP Finance is the Deutsche International Finance (Ireland) Limited. All shares are held under the terms of declarations of trust under which the relevant share trustee holds the issued shares on trust for a charity.

VIP Finance was established for the purpose of issuing asset backed securities, specifically to raise capital by the issue of debt securities and to use an amount equal to the proceeds of each such issuance to grant loans to VimpelCom.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The information on VIP Finance eurobonds issuance for the purpose of granting loans to VimpelCom may be found in Notes 15 and 24.

VIP Finance charges by way of security to BNY Corporate Trustee Services Limited, as trustee, its rights to principal, premium (if any), interest and additional amount (if any) under each of the loan agreements with VimpelCom (Notes 15, 24), other than certain reserved rights, as well as certain sums held in an account of VIP Finance relating to such loan agreement, and transfers certain of its administrative rights under each of the loan agreements to the Trustee upon the closing of the offering of the notes for the benefit of the holders of the relevant notes. The loans rank equal in right of payment with VimpelCom’s other outstanding unsecured and unsubordinated indebtedness.

VIP Finance is only to be obligated to make payments of principal, premium (if any), interest and additional amounts (if any) to noteholders to the extent that VimpelCom makes payments to the VIP Finance’s account of all principal, premium (if any) interest and additional amounts (if any) under the terms of the relevant loan agreements.

The Directors of VIP Finance expect that the present level of activity will be sustained for the foreseeable future.

VimpelCom has the power to direct the activities that most significantly impact the VIP Finance’ economic performance and has the obligation to absorb losses associated with the possible default with respect to principal and interest payments on notes.

In accordance with ASC 810-10-25-38, VimpelCom consolidates VIP Finance as it is the primary beneficiary of VIP Finance.

There is no significant impact of VIP Finance consolidation on VimpelCom’s financial position and performance, as well as on VimpelCom cash flows.

5.	Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2010	2009

US dollars	$308,569	$919,739
Russian rubles	303,566	361,344
Ukrainian Hryivna	177,016	3,952
Kazakhstan Tenge	37,110	37,391
Uzbekistan Sum	34,453	98,384
EURO	19,381	19,646
Armenian Dram	2,741	5,234
Other currencies	2,289	1,259

Total cash and cash equivalents	$885,125	$1,446,949

6.	Derivative Instruments

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. Derivatives are considered to be economic hedges, however all derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the statement of income. Cash flows from derivative instruments are reported in operating activities section in the statement of cash flows. As described in Note 1, the Company adopted ASC 820-10, Fair Value Measurements and Disclosures - Overall on January 1, 2008. ASC 820-10, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability measured at fair value on either a recurring or nonrecurring basis. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company measures the fair value of derivatives on a recurring basis, using observable inputs (Level 2), such as LIBOR floating rates, which were 0.49781% and 0.28219% as of October 25, 2010 and December 31, 2009, respectively, using income approach with present value techniques.

The following table represents VimpelCom’s derivatives as of December 31, 2010 and for the years ended December 31, 2010 and 2009:

Derivatives not designated as hedging instruments under ASC 815-10	Location of gain (loss) recognized in income on derivative	For the year ended December 31, 2010	For the year ended December 31, 2009	For the year ended December 31, 2008

Interest rate exchange contracts	Other income/ (expense)	$(444)	$(1,792)	$(5,493)
	Interest expense	—	—	(3,153)
Foreign exchange contracts	Net foreign exchange (loss)/gain	14,018	(35,996)	120,102

Total derivatives not designated as hedging instruments under ASC 815-10		$13,574	$(37,788)	$111,456

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

	As of December 31, 2010		As of December 31, 2009
Derivatives not designated as hedging instruments under ASC 815-10	Liability derivatives		Liability derivatives
	Balance Sheet Location	Fair value	Balance Sheet Location	Fair value
Interest rate exchange contracts	Accrued liabilities	$—	Accrued liabilities	$1,163

Interest rate exchange contracts	Other non-current liabilities	—	Other non-current liabilities	3,961

Total derivatives not designated as hedging instruments under ASC 815-10		$—		$5,124

The disclosure of derivatives fair value is also provided in Note 7.

On October 27, 2007, Sovintel entered into a three-year Interest Rate Swap agreement with Citibank, N.A. London Branch, to reduce the volatility of cash flows in the interest payments for variable-rate debt in the amount of US$225,000. Pursuant to the agreement, Sovintel exchanged interest payments on a regular basis and paid a fixed rate equal to 4.355% in the event LIBOR floating rate is not greater than 5.4%, and otherwise Sovintel paid LIBOR floating rate. As of October 25, 2010, Sovintel fully exercised a SWAP under its Interest Rate SWAP agreement with Citibank.

On March 5, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Deutsche Bank and received a right to purchase US dollars in the amount of US$643,620 for Russian rubles at a rate not higher than 26.84 Russian rubles per one US dollar in exchange for granting to Deutsche Bank a right to sell the same amount of US dollars to VimpelCom at a rate not lower than 23.50 Russian rubles per one US dollar. Options were exercisable at various dates ranging from August 2008 to March 2009 and were fully exercised as of March 31, 2009.

On October 3, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Vneshtorgbank (“VTB”) and received a right to purchase US dollars in the amount of US$851,813 for Russian rubles at a rate not higher than 33.15 Russian rubles per one US dollar in exchange for the granting to VTB a right to sell the same amount of US dollars to VimpelCom at rate not lower than 24.90 Russian rubles per one US dollar. Options were exercisable at various dates ranging from April 2009 to September 2009 and were fully exercised as of September 30, 2009.

In March 2009, VimpelCom entered into a series of forward agreements with BNP Paribas and Citibank to acquire US dollars in the amounts of US$101,134 and US$65,558, respectively, at rates ranging from 38.32 to 39.72 Russian rubles per one US dollar, to hedge its short-term US dollar-denominated liabilities due in the fourth quarter of 2009. These forward agreements were fully exercised as of December 31, 2009.

On June 11, 2010, VimpelCom entered into a forward agreement with ING Bank N.V. to sell US$461,501 in Russian rubles at rate 31.4655 Russian rubles per one US dollar to economically hedge squeeze out payments to noncontrolling shareholders in OJSC VimpelCom (Note 1, Note 16) due in July 2010. This forward agreement was realized on July 14, 2010, expiration date, with a gain of US$9,192.

On July 14, 2010 VimpelCom entered into a forward agreement with ING Bank N.V. to sell US$461,501 in Russian rubles at rate 30.56 Russian rubles per one US dollar which was fully exercised on July 28, 2010 with a gain of US$4,826.

7.	Fair Value of Financial Instruments

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis.

The following table provides the disclosure of fair value measurements separately for each major class of assets and liabilities measured at fair value.

	Fair Value Measurements as of December 31, 2010 Using			Total as of December 31, 2010	Fair Value Measurements as of December 31, 2009 Using			Total as of December 31, 2009
Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest rate exchange contracts	$—	$—	$—	$—	$—	$5,124	$—	$5,124

Total liabilities	$—	$—	$—	$—	$—	$5,124	$—	$5,124

As of December 31, 2010 and December 31, 2009, the fair value of fixed rate bank loans (based on future cash flows discounted at current market rates) was as follows:

	December 31, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Loans payable
Eurobonds	$1,800,647	$2,029,085	$1,800,647	$1,946,126
US$3,500 million Loan Facility	—	—	1,170,000	1,145,071
UBS (Luxemburg) S. A.	784,764	859,792	1,063,264	1,111,915
Sberbank	1,427,495	1,434,188	1,436,555	1,458,612
EUR600 million Loan Facility	—	—	632,371	636,793
Ruble Bonds	1,314,719	1,389,991	661,284	733,609
US$275 million Loan Facility	—	—	190,410	188,001

Loans receivable

Crowell	231,431	195,411	401,737	324,652

These loans payable are recorded in long term debt except current portion, which is recorded in short term debt.

The loan granted to Crowell is recorded in other non-current assets.

The fair value of bank financing, equipment financing contracts and other financial instruments not included in the table above approximates carrying value.

The fair market value of financial instruments, including cash and cash equivalents, which are included in current assets and liabilities, accounts receivable and accounts payable

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

approximates the carrying value of these items due to the short term nature of these amounts.

8.	Property and Equipment

Property and equipment, at cost, consisted of the following at December 31:

	2010	2009

Telecommunications equipment	$8,710,281	$7,206,446
Land, buildings and constructions	586,663	335,675
Office and measuring equipment	948,869	769,097
Other equipment	399,774	370,192

	10,645,587	8,681,410

Accumulated depreciation	(5,024,525)	(3,730,395)

Equipment not installed and assets under construction	1,314,225	610,554

Total property and equipment, net	$6,935,287	$5,561,569

9.	Telecommunications Licenses and Other Intangible Assets

Telecommunications licenses acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses acquired in business combinations were initially recorded at their fair value as of the acquisition date.

The total gross carrying value and accumulated amortization of VimpelCom’s telecommunications licenses as of December 31, 2010 and 2009 were as follows:

	2010	2009
Telecommunications licenses, at cost	$1,414,897	$1,240,201
Accumulated amortization	(851,966)	(697,604)

Total telecommunications licenses, net	$562,931	$542,597

The total gross carrying value and accumulated amortization of VimpelCom’s other intangible assets by major intangible asset class as of December 31, 2010 and December 31, 2009 was as follows:

	2010	2009
Telephone line capacity	$153,841	$149,077

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Customer relationships	1,504,839	763,496

Other intangible assets	550,207	219,668

	2,208,887	1,132,241

Accumulated amortization	(727,087)	(431,876)

Total other intangible assets, net	1,481,800	$700,365

Amortization expense for all VimpelCom’s intangible assets (telecommunications licenses and other intangible assets) for each of the succeeding five years is expected to be as follows:

2011	$468,789

2012	386,748

2013	236,868

2014	187,191

2015	153,992

Thereafter	611,143

10.	Impairment of Goodwill and Long-Lived Assets

The Company has the following reporting units. The change in carrying amount of goodwill for the year ended December 31, 2009 and December 31, 2010 is presented below:

Reporting units	Balance as of December 31, 2008	Translation adjustment	Balance as of December 31, 2009	Acquisition	Translation adjustment	Balance as of December 31, 2010
Russia fixed line	$1,935,455	$(55,366)	$1,880,089	$32,568	$(14,515)	$1,898,142
Russia mobile	749,978	(21,420)	728,558	—	(5,563)	722,995
Kazakhstan mobile	479,706	(88,845)	390,861	—	1,913	392,774
Uzbekistan mobile	154,061	—	154,061	—	—	154,061
Armenia mobile	134,552	(25,107)	109,445	—	4,112	113,557
Armenia fixed line	10,127	(1,911)	8,216	—	331	8,547

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Tadjikistan mobile	13,063	—	13,063	—	—	13,063
Ukraine	—	—	—	3,442,843	(13,708)	3,429,135
Kyrgyzstan mobile	—	—	—	289,803	(18,363)	271,440

Total	$3,476,942	$(192,649)	$3,284,293	$3,765,214	$(45,793)	$7,003,714

Under provisions of ASC 350, Intangibles – Goodwill and Other, goodwill is tested annually for impairment or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step (“Step 1”) of the goodwill impairment test in accordance with ASC 350, the Company compared the carrying values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, the Company employed a Discounted Cash Flow (“DCF”) analysis. Determining estimated fair values requires the application of significant judgment. The basis for VimpelCom’s cash flow assumptions includes historical and forecasted revenue, operating costs and other relevant factors including estimated capital expenditures.

	2010	2009	2008

Discount rate (functional currency)	12.9% - 15.6%	14.6% - 16.0%	16.6% - 21.9%
Terminal growth rate	3%-4.5%	3%-3.5%	3%-3.5%
Start of terminal growth period	7 years-10 years	7 years-10 years	7 years-10 years

The Company estimates revenue growth rates for each reporting unit and each future year. These rates vary based on numerous factors, including size of market in particular country, GDP (Gross Domestic Product) and foreign currency projections, traffic growth, market share and others. In 2010, the Compound Annual Growth Rates ranged from negative 0.4% to positive 9.7% in comparison to a range of 3.7%-13.7% in 2009. In 2010 the average operating income margins ranged from 12.9% to 40.9% (in 2009 the average operating income margins ranged from 12.4 % to 37.1%).

The results of the DCF analyses were corroborated with other value indicators where available, such as the Company’s market capitalization, comparable company earnings multiples and research analyst estimates. Management bases its fair value estimates on assumptions it believes to be reasonable, but which are unpredictable and inherently uncertain.

In 2010 and 2009, the results of this Step 1 process indicated that there was no impairment of goodwill as the estimated fair values of the reporting units exceeded the carrying values of their net assets.

In 2008, the results of this Step 1 process indicated that there was a potential impairment of goodwill in the Russia Fixed line and Ukraine Mobile reporting units, as the carrying values of the net assets of the reporting units exceeded their estimated fair values. As a result of the Step 2 analyses, as of December 31, 2008 the Company recorded goodwill impairments of US$315,049 and US$53,778 at the Russia Fixed and Ukraine Mobile reporting units, respectively.

To illustrate the magnitude of potential goodwill impairments relative to future changes in estimated fair values, had the fair values of the following material reporting units been hypothetically lower by the percentages listed below, the reporting unit book value would

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

have exceeded fair value as of the impairment test date, October 1, 2010, by approximately the following amounts set forth in the table.

	10%	20%	30%
Russia Fixed	106,022	447,463	788,904
Armenia Mobile	—	14,268	36,495
Armenia Fixed line	—	5,720	33,372
Kyrgyzstan	—	20,105	64,109
Ukraine	—	439,343	1,078,550

If any of these cases were to occur, Step 2 of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record, if any.

As for the other reporting units, a change in fair value of 30% would not cause the reporting unit to fail Step 1.

An increase in the discount rate by one percentage point or a reduction in revenue growth by 10% would result in a decrease in the combined fair value of the reporting units as of impairment test date of approximately US$3,110,353 (or 9.1%) and US$2,160,916 (or 6.3%), respectively. For the reporting units discussed above, the relative decreases in fair value of reporting units as of the impairment test date would be:

	1%age Point Increase In Discount Rate	10% Decrease in Revenue Growth

Russia Fixed	10.9%	12.2%
Armenia Mobile	8.2%	8.8%
Armenia Fixed	7.1%	1.9%
Kyrgyzstan	7.4%	7.7%
Ukraine	9.3%	8.2%

Long Lived Assets

As a result of the goodwill impairments for the year ended December 31, 2008, the Company also tested the finite-lived intangible assets for impairment pursuant to the provisions of ASC 360-10, Property, Plant and Equipment – Overall. For the Russia Fixed reporting unit, the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment. However, for the Ukraine Mobile reporting unit, because of the decrease in the expected future cash flows due to the projected decline in service revenues (relative to the Company’s previous analyses), the Company concluded such assets were impaired, and an asset impairment of US$36,300 was recognized for the year ended December 31, 2008.

VimpelCom also decided to write-off the value of DVB-T/DVB-H licenses in the year ended December 31, 2008.

For the year ended December 31, 2009 no impairment indicators were noted and no loss was recognized. For the year ended December 2010 the Company identified impairment indicators of ArmenTel Fixed line’s long-lived assets. As a result of impairment test the undiscounted future cash flows associated with the long-lived assets exceeded the carrying value of those assets, and thus there was no impairment.

11.	Software

The total gross carrying value and accumulated amortization of VimpelCom’s software as of December 31, 2010 and December 31, 2009 were as follows:

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

	2010	2009
Software, at cost	$1,905,803	$1,489,107
Accumulated depreciation	(1,278,473)	(1,040,852)

Total software, net	$627,330	$448,255

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

12.	Investments in Associates

Investments in associates consisted of the following at December 31:

	Percentage of ownership	2010	2009
GTEL - Mobile (1)	40.0%	$223,275	$265,797

Euroset (2)	49.9%	190,462	140,095

Rascom (3)	54.0%	28,952	26,840

Others		3,441	4,035

Total		$446,130	$436,767

(1), (2)

The following table shows the combined results of operations and financial position of Euroset and GTEL-Mobile:

	2010	2009	2008

Current assets	$552,981	$765,550	$1,063,151

Non-current assets	732,611	823,517	689,192

Current liabilities	1,038,315	1,167,541	1,508,505

Non-current liabilities	83,198	303,097	5,757

Net assets	164,079	118,429	238,081

Share of VimpelCom in net assets	36,646	2,869	52,899

Net sales	2,019,401	1,714,598	504,307

Gross profit	762,389	576,460	160,857

Net gain/(loss)	86,124	(90,295)	(116,337)

Net gain/(loss) attributable to VimpelCom	50,683	(39,185)	(58,497)

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The difference between the share of VimpelCom in net assets of associates and the carrying amount of investments in associates primarily represents goodwill attributable to Euroset and expenses associated with investments in GTEL-Mobile.

(3)

Investment in Rascom CJSC (“Rascom”) does not qualify for accounting under the consolidation method of accounting because the rights of the minority shareholder represent substantive participating rights, and as result, such rights overcome the presumption that the Company controls Rascom. Therefore, the Company accounts for this investment under the equity method. Equity in net income of Rascom for the years ended December 31, 2010, 2009 and 2008 was US$2,698, US$3,862 and US$2,176, respectively.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

13.	Inventory

Inventory consisted of the following at December 31:

	2010	2009
Telephone handsets and accessories for sale	$88,641	$20,255
SIM-Cards	13,853	17,572
Scratch cards	8,975	4,064
Info materials	4,350	3,257
Equipment for sale	1,592	8,886
Other inventory	20,002	7,885

Total	$137,413	$61,919

14.	Supplemental Balance Sheet Information

Other current assets consisted of the following at December 31:

	2010	2009
Advances to suppliers	$168,468	$116,576
Prepaid taxes	51,600	9,989
Short-term investments	36,511	406,856
Restricted cash (Note 23)	33,222	—
Software with a useful life shorter than one year	32,062	29,097
Roaming discounts	31,591	25,089
Deferred costs related to connection fees	16,505	6,505
Interest receivable	3,543	15,697
Other	44,767	17,448

Total other current assets	$418,269	$627,257

Short-term investments represent bank deposits carried at amounts of cash deposited with maturity dates within the year ended December 31, 2011. Deposits can be withdrawn prior to the contractual maturity date. In case of early withdrawal interest rate will be decreased.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Other non-current assets consisted of the following at December 31:

	2010	2009
Loan granted to Crowell and related long-term interest accrued	$231,431	$395,792
Frequencies and permissions	114,840	107,118
Prepayments to suppliers for long-lived assets	109,145	23,904
Unamortized debt issue costs	41,724	96,016
Deferred costs related to connection fees	26,903	11,080
Long-term input VAT	8,723	27,941
Long-term deposits	1,506	78,880
Long-term advances	—	29,364
Other long-term assets	42,052	20,891

Total other non-current assets	$576,324	$790,986

No allowances were accrued by the Company in relation to loan granted to Crowell. Management monitors the credit quality of this receivable by analyzing the assets and liabilities of Crowell. There is no information such as credit risk scores or external credit agency ratings for Crowell.

Long-term deposits represented bank deposits with maturity dates of more than twelve months.

Other current accrued liabilities consisted of the following at December 31:

	2010	2009
Interest payable	$65,438	$94,299
Short-term deferred revenue	46,904	28,713
Cash rights for shares of Golden Telecom (Note 23)	33,222	145,930
Accrued roaming rebates	31,562	11,494
Roaming litigations (Note 23)	11,840	—
Accrued financial fees	8,340	—
Other accrued liabilities	15,017	34,551

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Total current accrued liabilities	$212,323	$314,987

Cash rights for shares of Golden Telecom represents amount not paid to the previous shareholders of Golden Telecom as of December 31, 2009 and amount of liability not paid to the previous shareholders of Golden Telecom as of December 31, 2010 but deposited on an escrow account (reported in other current assets disclosed above) (Note 3).

Other non-current liabilities consisted of the following at December 31:

	2010	2009
FIN 48 provision, long-term portion	$83,400	$73,621
Asset retirement obligations	47,387	37,916
Long-term deferred revenue	43,325	35,766
Derivatives	—	3,961
Other non-current liabilities	10,021	13,372

Total other non-current liabilities	$184,133	$164,636

The following table summarizes the movement in asset retirement obligations for the years ended December 31, 2010 and December 31, 2009:

	2010	2009
Asset retirement obligations at the beginning of the reporting period	$37,916	$29,717
Liabilities incurred in the current period	4,419	3,900
Accretion expense	2,831	2,027
Increase as a result of changes in estimates	2,323	2,936
Foreign currency translation adjustment	(102)	(664)

Asset retirement obligations at the end of the reporting period	$47,387	$37,916

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The accretion expense was included in depreciation in the accompanying consolidated statements of income.

15.	Short and Long-Term Debt

VimpelCom finances its operations using a variety of lenders in order to minimize total borrowing costs and maximize financial flexibility. The Company continues to use bank debt, lines of credit and notes to fund operations, including capital expenditures.

The following table provides a summary of outstanding bank loans, equipment financing indebtedness, capital lease obligations and other debt as of:

	December 31, 2010	December 31, 2009
Bank loans, less current portion	$4,321,104	$5,356,655
Long-term portion of equipment financing	177,757	182,935
Long-term portion of capital leases	—	316

Total long-term debt	$4,498,861	$5,539,906

Bank loans, current portion	$1,091,758	$1,729,364
Short-term portion of equipment financing	70,367	79,830
Short-term portion of capital leases	319	3,947

Bank and other loans, current portion	$1,162,444	$1,813,141

Bank loans consisted of the following as of December 31:

	2010	2009
Eurobonds (1)	$1,800,647	$1,800,647
Sberbank (2)	1,429,477	1,436,555
Ruble Bonds (3)	1,313,789	661,284
UBS (Luxembourg) S.A. (4)	784,764	1,063,264
Citibank International plc (5)	28,287	44,740

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

US$3,500 million Loan Facility (Facility B) (6)	—	1,170,000
EUR600 million Loan Facility (7)	—	632,371
Svenska Handelsbanken AB (8)	—	57,671
US$275 million Loan Facility (9)	—	190,410
Standart Bank PLC – loan to URS (10)	—	20,000
Bayerische Hypo- und Vereinsbank AG (11)	—	9,001
Other loans	55,898	76

	$5,412,862	$7,086,019
Less current portion	(1,091,758)	(1,729,364)

Total long-term bank loans	$4,321,104	$5,356,655

(1)

On April 30, 2008, VIP Finance completed an offering of an aggregate principal amount of US$2,000,000 loan participation notes, split equally between five-year and 10-year tranches, for the sole purpose of funding loans in an aggregate principal amount of US$2,000,000 to VimpelCom. The five-year US$1,000,000 issue (the “2013 Notes”) and related loan in the same principal amount bear interest at an annual rate of 8.375% payable semiannually and are due in April 2013. The 10-year US$1,000,000 issue (the “2018 Notes”) and related loan in the same principal amount bear interest at an annual rate of 9.125% payable semiannually and are due in April 2018. Deferred financing costs relating to the 2013 Notes offering and 2018 Notes offering (which include gross issuance costs) comprised US$8,027 and US$8,327 respectively and will be amortized over 5 and 10 years respectively.

In October 2009, VimpelCom repurchased an aggregate principal amount of US$199,353 of its US$1,000,000 8.375% 2013 Notes. The 2013 Notes were purchased with a 4.75% premium over the notes’ nominal value. The payment for the repurchased notes also included accrued interest. Related effect in the amount of US$9,470 was recognized in “other expenses, net” in the statement of income.

(2)

On February 14, 2008, VimpelCom signed a five year credit line with Sberbank in the amount of US$750,000, to be drawn down in Russian rubles at the exchange rate at the date of the draw down. The Company borrowed RUR17,886 million (equivalent to US$591,399 at the exchange rate as of December 31, 2009) during 2008. The interest rate for this credit line ranged from 9.5% to 11% per annum in 2008, from 11% to 13% per annum in 2009 and from 13% to 9.25% per annum in 2010. The interest rate for this credit line as of December 31, 2010 was 9.25% per annum. The amount of debt outstanding under this loan as of December 31, 2010 was US$586,883.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

On March 10, 2009, VimpelCom signed a ruble-denominated loan agreement with Sberbank in the amount of RUR8,000 million (equivalent to US$223,855 at the exchange rate as of March 10, 2009). The loan agreement matures on December 27, 2011. On May 29, 2009, VimpelCom made a drawdown in the amount of RUR8,000 million (the equivalent to US$255,380 at the exchange rate as of May 29, 2009) under this loan agreement. The interest rate for this loan agreement ranged from 17.5% to 16.25% per annum in 2009 and from 16.25% to 9.0% per annum in 2010. The interest rate for this credit line as of December 31, 2010 was 9.0% per annum and the maximum rate set up by Sberbank was 9.25% per annum as of December 31, 2010. As of December 31, 2010, the principal amount of debt outstanding under this facility was RUR8,000 million (equivalent to US$262,494 at the exchange rate as of December 31, 2010).

On March 10, 2009, VimpelCom signed a loan agreement with Sberbank in the amount of US$250,000. The loan agreement’s initial maturity was December 27, 2012. On May 29, 2009, VimpelCom made a drawdown in the amount of US$250,000 under this loan agreement. The interest rate for this loan agreement ranged from 12.0% to 11.0% per annum in 2009 and from 11.0% to 8.0% per annum in 2010. On December 23, 2010, VimpelCom fully repaid before maturity the outstanding balance under this loan agreement and no amount was outstanding as of December 31, 2010.

On August 28, 2009, VimpelCom signed a three and a half year loan agreement with Sberbank in the amount of RUR10,000 million (equivalent to US$316,051 at the exchange rate as of August 28, 2009). The loan agreement matures on April 30, 2013. On August 31, 2009, VimpelCom made a drawdown in the amount of RUR10,000 million (equivalent to US$316,769 at the exchange rate as of August 31, 2009) under this loan agreement. The interest rate for this loan agreement as of December 31, 2010 was 9.25% per annum. As of December 31, 2010, the principal amount of debt outstanding under this facility was RUR10,000 million (equivalent to US$328,117 at the exchange rate as of December 31, 2010).

On December 17, 2010, VimpelCom signed a five-year loan agreement with Sberbank in the amount of US$250,000 to be drawn down in Russian rubles at the exchange rate at the date of the drawdown. The loan bears interest at a rate of 8.75% per annum and matures on December, 16, 2015. On December 23, 2010, VimpelCom drew down the loan in the amount of RUR7,679.7 million and used the proceeds to fully repay before maturity the outstanding balance, including the accrued interest, under the loan agreement with Sberbank signed on March 10, 2009 in the amount of US$250,000. The interest rate for this loan agreement as of December 31, 2010 was 8.75% per annum. As of December 31, 2010, the principal amount of debt outstanding under this facility was US$251,983.

According to the amended provisions of all loan agreements with Sberbank described above, the maximum rate may be increased in case of occurrence of certain events. The interest rate can also be raised unilaterally by Sberbank upon 30 days’ notice, in which case VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. The maximum rate set up by Sberbank for loans agreements signed on February 14, 2008, March 10, 2009, August 28, 2009 and December 17, 2010 were 9.5%, 9.25%, 9.5% and 9.5% as of December 31, 2010, respectively.

(3)

On July 25, 2008, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (US$427,749 at exchange rate as of July 25, 2008). The bonds are due on July 19, 2013, and bondholders had a put option exercisable on January 26, 2010, at 100% of nominal value plus accrued interest. Interest is to be paid semiannually. The annual interest rate for the first three payment periods is 9.05%.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

VimpelCom will determine the annual interest rate for subsequent periods no later than seven business days before the third interest payment. On January 12, 2010, VimpelCom determined the interest rate for the fourth and subsequent payment periods at 9.25% per annum and on January 26, 2010 repurchased an aggregate principal amount of RUR6,059 million (or approximately US$201,345 at the exchange rate as of January 26, 2010) from bond holders who exercised their right to sell the bonds. As of February 24, 2010, the Company sold back in the market all repurchased bonds. The aggregate amount of debt outstanding under these bonds as of December 31, 2010 was RUR10,000 million (equivalent to US$328,117 at the exchange rate as of December 31, 2010).

On July 14, 2009, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (the equivalent to US$302,483 at the exchange rate as of July 14, 2009). The bonds are due on July 8, 2014. Interest will be paid semiannually. The annual interest rate for the first four payment periods is 15.2%. VimpelCom will determine the annual interest rate for subsequent periods based on market conditions. Bond holders will have the right to sell their bonds to VimpelCom when the annual interest rate for subsequent periods is announced at the end of the fourth payment period. As of December 31, 2010, the aggregate principal amount of debt outstanding under these bonds was RUR10,000 million (equivalent to US$328,117 at the exchange rate as of December 31, 2010) which was reflected in short-term debt.

On October 19, 2010, VimpelCom issued Russian ruble-denominated bonds in an aggregate principal amount of RUR20,000 million which is the equivalent of approximately $655,000 at the exchange rate of Central Bank of Russia as of October 19, 2010. The bonds have a five-year maturity and bear an annual interest rate of 8.3%. Interest will be paid semiannually. No early redemption rights were granted. As of December 31, 2010, the aggregate principal amount of debt outstanding under these bonds was RUR20,000 million (equivalent to US$656,235 at the exchange rate as of December 31, 2010).

(4)

Starting June 2004, VimpelCom entered into a series of loan agreements (the “Loans”) with UBS (Luxembourg) S.A., (“UBS”), whereby various amounts were borrowed to finance operations and capital expenditures. UBS then completed a series of offerings of loan participation notes for the sole purpose of funding the loans to VimpelCom. The Notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS.

In October 2009, VimpelCom completed the partial repurchase of an aggregate principal amount of US$115,236 of its US$300,000 8.375% Loan Participation Notes due 2011 with a 6.625% premium over the notes’ nominal value. Related effect in the amount of US$7,634 was recognized in “other expenses, net” in the statement of income.

On May 22, 2006, UBS and VimpelCom entered into a Loan for US$600,000, and UBS issued 8.25% loan participation notes due 2016 (the “2016 Notes”) for US$ 600,000. Deferred financing costs relating to the 2016 Notes offering (which includes gross issuance cost and the compensatory fee connected with the Exchange Offer) comprised US$28,421 and will be amortized over 10 years.

The following table outlines the amounts borrowed and the respective interest rates and due dates for each series of the Loans and the 2016 Loan.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Date Borrowed	Due Date	Payment Period	Amount Borrowed	Interest Rate	31-Dec-10	31-Dec-09
22-Oct-04	22-Oct-11	Semi- annually	$300,000	8.38%	$184,764	$184,764
11-Feb-05	11-Feb-10	Semi- annual	$300,000	8%	—	278,500
22-May-06	22-May-16	Semi- annually	$600,000	8.25%	600,000	600,000

Total					$784,764	$1,063,264

(5)

On November 1, 2006, VimpelCom signed a six-year US$99,350 loan agreement. The loan bears interest at the rate of six-month London Interbank Offered Rate (“LIBOR”) plus 0.1% per annum. The first tranche borrowed under this loan is to be repaid in twelve equal installments on a semiannual basis commencing on November 21, 2006. The second tranche borrowed under this loan is to be repaid in twelve equal installments on a semiannual basis commencing not later than May 6, 2007. The actual interest rate for this loan agreement as of December 31, 2010 was 0.56% per annum. The principal amount of debt outstanding under this loan as of December 31, 2010 was US$28,287.

(6)

On February 8, 2008, VimpelCom entered into a loan agreement for an aggregate principal amount of US$3,500,000. The loan agreement included a US$1,500,000 bridge term loan facility (“Facility A”) and a US$2,000,000 term loan facility (“Facility B”). Facility A was required to be refinanced within 12 months by an issuance of bonds or other form of financing, subject to market conditions. Facility B was required to be repaid in equal semiannual installments starting from the date falling 12 months after the signing date. Facility A bore interest at LIBOR plus a margin of 0.75% per annum. Facility B bore interest at LIBOR plus a margin of 1.5% per annum. On May 6, 2008, the Company fully repaid Facility A. On December 9, 2010, VimpelCom fully repaid before maturity the outstanding balance in the amount of US$400,000 under this Facility. There was no outstanding amount under this loan agreement as of December 31, 2010.

(7)

On October 15, 2008, VimpelCom borrowed EUR476 million. In November and December 2008, the agreement was amended to increase the commitments by EUR75 million. The facility is required to be repaid in five equal semiannual installments starting from October 16, 2009. The rate of interest for the facility is EURIBOR plus 2.30% per annum.

VimpelCom Ltd.

Notes to Consolidated Financial Statements

(Amounts presented are in thousands of US dollars unless otherwise indicated)

15.	Short and Long-Term Debt (continued)

On October 15, 2010, VimpelCom fully repaid before maturity the outstanding balance, including the accrued interest under this loan agreement in an aggregate amount of EUR333 million (equivalent to US$469,381 at the exchange rate as of October 15, 2010). There was no outstanding amount under this loan agreement as of December 31, 2010.

(8)

On February 24, 2004, Svenska Handelsbanken AB provided a seven-year, US dollar denominated credit line of US$69,700 to VimpelCom under guarantee of the Swedish Export Credits Guarantee Board (“EKN”). The loan is to be repaid in fourteen equal installments, on a semiannual basis, commencing November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semiannually.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB under an EKN guarantee. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semiannual basis commencing May 30, 2006.

In November 2010, VimpelCom fully repaid before maturity the outstanding balance, including the accrued interest, under the Amended and restated Agreement, dated February 24, 2004 and November 3, 2005, with Svenska Handelsbanken AB (publ) in the amount of US$69,700 and US$99,750, respectively. There was no outstanding amount under this credit line as of December 31, 2010.

(9)

As of the date of VimpelCom’s acquisition of Golden Telecom in 2008, Golden Telecom was a party to a five-year term facility agreement (the “Facility Agreement”). The Facility Agreement established an unsecured credit facility under which certain wholly owned subsidiaries of Golden Telecom, may borrow up to an aggregate of US$275,000. The Facility Agreement bears interest at a rate equal to LIBOR plus 1.5% per annum for the first twenty-four months and LIBOR plus 2% per annum thereafter and matures in January 2012. On October 27, 2010, VimpelCom fully repaid before maturity the outstanding balance, including the accrued interest, under this Facility Agreement, in an aggregate amount of US$126,968. There was no outstanding amount under this facility as of December 31, 2010.

(10)

On March 26, 2007, URS signed a US$100,000 loan agreement. The facility bears interest at a rate of LIBOR plus 1.15%. On March 26, 2010, URS repaid the outstanding indebtedness under this loan facility. There was no outstanding amount under this loan facility as of December 31, 2010.

(11)

On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semiannual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semiannual basis commencing November 18, 2005. On May 18, 2010 and on May 6, 2010, VimpelCom repaid the outstanding indebtedness under these loan facilities. There was no outstanding amount under these loan facilities as of December 31, 2010.

On June 30, 2005, Vostok-Zapad Telecom signed a US$22,525 loan agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB under ECA guarantee. The

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semiannual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semiannual basis commencing April 18, 2006. On October 18, 2010, VimpelCom repaid the outstanding indebtedness under this loan facility. There was no outstanding amount under this loan facility as of December 31, 2010.

Equipment Financing Obligations

VimpelCom has entered into agreements with different equipment vendors for the purchase and installation of mobile telecommunications GSM network equipment. These agreements allow for the expenditures to be deferred similar to a long term debt agreement. The following table provides a summary of VimpelCom’s material outstanding equipment financing indebtedness, including bank loans obtained for the purposes of financing equipment purchases.

Borrower		Vendor/ Lender	Interest rate	Outstanding debt as of December 31,		Maturity date	Security
				2010	2009
VimpelCom	(1)	Unicredit - HVB	AB SEK Rate+0,75%	$124,103	$90,281	Semiannually, final June 15, 2016	EKN guarantee
VimpelCom	(2)	HSBC	6 month MOSPRIME + 0.08%	35,380	46,717	Semiannually, September 28, 2007 – March 2014	EKN guarantee
VimpelCom	(3)	Cisco	16%	26,031	42,571	Quarterly, 2012	Network equipment
KaR-Tel	(4)	BayernLB (Hermes2)	6 month LIBOR + 0.38%	18,906	28,422	Semiannually, final – December 27, 2012	EHECA guarantee
Sotelco	(5)	Huawei	6 month LIBOR+2,1%	26,932	19,351	Semiannually, June, 2016	VimpelCom guarantee, Sinosure guarantee
Unitel	(6)	Huawei	8%	6,427	14,620	Various dates through 2008	Network equipment
ArmenTel	(7)	BNP Paribas	6 month EURIBOR+0.9%	3,247	6,939	Various dates through 2010	None
ArmenTel	(8)	Intracom SA	from 3 month EURIBOR + 1.5% to 12 month EURIBOR + 1.5% , 12 month LIBOR plus 1.5%	646	4,970	Various dates through 2011	None
KaR-Tel	(9)	Citibank International Plc	6 month LIBOR +0.25%, 6 month LIBOR +0.30%	—	4,462	Semiannually, January 24, 2007 - August 28, 2011	VimpelCom guarantee
Tacom	(10)	Huawei	8%	1,537	351	Various dates through 2008	Network equipment

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

KaR-Tel	(11)	HVB	6 month LIBOR +0.2%, 6 month LIBOR +0.4%	—	—	Semiannually, final – December 21, 2011	ATF Bank guarantee
ArmenTel	(12)	ZTE	3 month EURIBOR +1.5%	2,292	—	Various dates through 2012	None
Other				2,623	4,081

Total equipment financing				$248,124	$262,765
Less current portion				(70,367)	(79,830)
Long-term equipment financing				$177,757	$182,935

Our short term debt primarily represents the short term portions of our long-term loans and equipment financing agreements. The weighted average rate for total debt outstanding as of December 31, 2010 and December 31, 2009 was 8.97% and 8.17 % per annum, respectively.

Future payments under bank loans, equipment financing and capital lease agreements and other debt are as follows:

2011	$1,162,444
2012	461,809
2013	1,490,206
2014	117,705
2015	818,322
Thereafter	1,610,820

Total	$5,661,306

16.	Equity

On April 21, 2010, VimpelCom successfully completed an exchange offer (“Exchange Offer”) for OJSC VimpelCom shares (including shares represented by American Depositary Shares (“ADS”)), and acquired approximately 98% of OJSC VimpelCom’s outstanding shares (including shares represented by ADSs) (Note 1).

On May 25, 2010, VimpelCom served a squeeze-out demand notice to OJSC VimpelCom demanding that the remaining shareholders of OJSC VimpelCom sell their shares to VimpelCom. The squeeze-out process was completed on August 6, 2010. As a result, VimpelCom became the sole shareholder of OJSC VimpelCom (Note 1).

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly approved by shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

assets to the extent there are sufficient funds available. The holders of common shares are entitled to one vote per common share, voting together with the convertible preferred shares as a single class, except where cumulative voting applies when electing directors.

The holders of convertible preferred shares (and holders of preferred DRs, each representing one convertible preferred share) are, subject to Bermuda law, entitled to convert their convertible preferred shares, at their option, at any time (a) after the date which is two years and six calendar months after the date of issue of the relevant convertible preferred shares but before the date which is five years after such date of issue and (b) during the period between the date on which a mandatory offer is announced and the final business day such offer is open for acceptance, in each case, in whole or in part, into common shares on the basis of one common share for one convertible preferred share. Upon conversion, the converting shareholder must pay to VimpelCom a conversion premium per share equal to the greater of (a) the closing mid market price of VimpelCom common DRs on the NYSE on the date of the conversion notice, and (b) the 30 day volume weighted average price on the NYSE of VimpelCom common DRs on the date of the conversion notice. The holders of convertible preferred shares are entitled to one vote per convertible preferred share, voting together with the common shares as a single class, except where cumulative voting applies when electing directors. Convertible preferred shares do not have dividend rights.

The Company has adopted the Amended and Restated VimpelCom 2000 Stock Option Plan (the “2000 Plan”) and the VimpelCom 2010 Stock Option Plan (the “2010 Plan” and together with the 2000 Plan, the “Plans”). The 2000 Plan and the 2010 Plan state that the maximum aggregate number of shares (ADS) of VimpelCom Ltd. authorized to be issued which are 21,000,000 (adjusted to VimpelCom Ltd. shares, Note 22) and 7,000,000, respectively (Note 2).

The shares held by VC ESOP N.V., a subsidiary of VimpelCom, (10,508,608 VimpelCom Ltd. shares and 11,328,867 VimpelCom Ltd. shares as of December 31, 2010 and 2009, respectively) were treated as treasury shares in the accompanying consolidated financial statements (Note 2).

Pursuant to Bermuda law, VimpelCom is restricted from declaring or paying a dividend if there are reasonable grounds for believing that (a) VimpelCom is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of VimpelCom assets would as a result of the dividend be less than the aggregate of VimpelCom liabilities.

At the Annual General Shareholders Meeting held on June 9, 2008 the shareholders approved payment of a cash annual dividend to holders of common registered shares in the amount of 270.01 Russian rubles per common share of VimpelCom stock, or approximately US$0.57 per ADS based on the Russian Central Bank exchange rate as of June 9, 2008 based upon the results of the 2007 fiscal year, amounting to a total of RUR13.85 billion (or approximately US$587,580 based on the Russian Central Bank exchange rate as of June 9, 2008). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 15% on the dividend amount, which was approximately RUR1.9 billion (or approximately US$79,080 based on the Russian Central Bank exchange rate as of June 9, 2008).

On December 17, 2009, the Extraordinary General Meeting of Shareholders of the Company approved an interim dividend payment based on the operating results for the nine months ended September 30, 2009 in the amount of RUR190.13 per common share of VimpelCom common stock (the equivalent to US$0.31 per ADS at the exchange rate as of December 17, 2009), amounting to a total of approximately RUR9.75 billion (the equivalent to US$322,873 at the exchange rate as of December 17, 2009). In accordance with Russian tax legislation, VimpelCom is required to withhold a tax of up to 15% on dividend payments which was

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

approximately RUR1.3 billion (or approximately US$43,465 based on the Russian Central Bank exchange rate as of December 17, 2009).

The record date for the Company’s shareholders entitled to receive interim dividends of US$0.46 per American depositary share (“ADS”) amounting to a total interim dividend payment of approximately US$600,000 has been set for November 29, 2010. The Company made appropriate tax withholdings of up to 15% when the dividend was mainly paid to the Company’s ADS depositary as of December 31, 2010.

17.	Redeemable noncontrolling interest

The Company accounts for securities with redemption features that are not solely within the control of the issuer in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities (codified as ACS 480-10 – Distinguishing Liabilities from Equity (“ACS 480-10”)).

In June 2008, the Company modified its contractual arrangements with respect to the 25% noncontrolling interest in its subsidiary Limnotex Developments Limited (“Limnotex”), which is held by Crowell Investments Limited (“Crowell”). The modified contractual arrangements contained embedded redemption features that could or will result in the noncontrolling interest being redeemable outside of the control of VimpelCom at various dates. Under the modified contractual arrangements as of December 31, 2008, Crowell could exercise a put option between January 1, 2010 and December 31, 2010, at a redemption amount of US$550,000 in the aggregate. Additionally, initially after the 2008 audited financial statements of KaR-Tel were issued, the Company had a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which should have been exercised on or before December 31, 2011.

In May 2009, the contractual arrangements related to the noncontrolling interest were further amended to extend the timing of the redeemable features embedded in the contractual arrangements. Under the amended contractual arrangements, Crowell may exercise its put option between January 1, 2013 and December 31, 2013, at a redemption amount of US$550,000 in the aggregate. Additionally, after the 2011 audited financial statements of KaR-Tel are issued, the Company has a call option on the noncontrolling interest for a redemption amount determined by a fair value-based pricing mechanism which must be exercised on a date which is after the issuance of the audited financial statements of KaR-Tel for the year ended December 31, 2014. As of December 31, 2010, the redemption amount of the redeemable noncontrolling interest based on this fair value-based pricing mechanism (as if the noncontrolling interest were currently redeemable) was US$674,807.

The Company classifies redeemable noncontrolling interest as temporary equity. The Company recorded it at its estimated fair value at the date of the change to its contractual arrangements with Crowell and then accreted to its redemption amount over the redemption term. The estimated fair value of the redeemable noncontrolling interest was calculated by discounting the future redemption amount of the noncontrolling interest from January 1, 2010 (the date on which the noncontrolling interest was first to become redeemable outside of VimpelCom’s control (under the June 2008 modified contractual arrangements, prior to the May 2009 amendment)). The redeemable noncontrolling interest has been valued based on the terms of the put option because the fair value of the redemption amount that may be required under the put option exceeded the fair value of the redemption amount that may be required under the call option. If, in the future, the fair value of the redemption amount under the call option is greater, the redeemable noncontrolling interest will accrete to that amount. The redeemable noncontrolling interest is first credited with its share of earnings of the Company’s subsidiary, Limnotex, and, to the extent that this is less than the required

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

accretion, the difference is charged to additional paid-in capital. The charge to additional paid-in capital does not affect net income attributable to VimpelCom in the Company’s income statement.

18.	Income Taxes

VimpelCom and its subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions in which they operate. The provision for income taxes varies from the amount computed by applying the statutory rate to income before taxes (The Netherlands – 25% due to certain tax benefits allowed under applicable tax legislation, the non-deductibility of certain expenses and income (loss) being generated in jurisdictions having different tax rates (Russia – 20%, Kazakhstan – 20%, Ukraine and Tajikistan – 25%, Armenia – 20%, Georgia – 15%, Kyrgyzstan – 10%, in Uzbekistan there is a complex income tax regime, that results in an effective rate of approximately 17% (18% prior to January 1, 2010)). Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future taxable income. However, tax losses do not have an effect on Income Tax Rate (unless reserved by a valuation allowance). Non-deductible expenses consist primarily of tax effect of intragroup dividends, legal, consulting, representational and other expenses in excess of allowable limits.

Income tax expense consisted of the following for the years ended December 31:

	2010	2009	2008
Current income taxes	$796,612	$454,571	$396,588
Deferred taxes	(190,949)	(19,541)	(92,654)

	$605,663	$435,030	$303,934

A reconciliation of the total amounts of income before income taxes, current income tax expense/(benefit) and deferred income tax expense/(benefit), for the three years ended December 31, 2010 are presented in the table below:

	Years ended December 31,
	2010	2009	2008
Income before income taxes
Russia	$2,131,257	$1,567,237	$1,084,510
USA	(40,123)	7,047	2,261
Kazakhstan	250,666	146,999	207,838
Ukraine	141,258	(96,156)	(405,905)
Netherlands	(64,471)	—	—
Other	(92,059)	(72,766)	2,530

Total	$2,326,528	$1,552,361	$891,234

Current income tax expense/(benefit)

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Russia	$485,373	$375,898	$308,952
USA	46,770	(1,759)	2,329
Kazakhstan	65,561	59,398	65,929
Ukraine	137,183	1,502	2,307
Netherlands	32,251	—	—
Other	29,474	19,532	17,071

Total	$796,612	$454,571	$396,588

Deferred income tax expense/(benefit)
Russia	$(34,074)	$15,497	$(821)
USA	(76)	(918)	(23)
Kazakhstan	(9,138)	(17,501)	(65,987)
Ukraine	(162,923)	(3,907)	(23,257)
Netherlands	21,184	—	—
Other	(5,922)	(12,712)	(2,566)

Total	$(190,949)	$(19,541)	$(92,654)

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by The Netherlands statutory tax rate of 25% for the year ended December 31, 2010 and Russian Federation statutory tax rate of 20% and 24% for the years ended December 31, 2009 and December 31, 2008, respectively (prior to acquisition of OJSC VimpelCom by VimpelCom), is as follows:

	2010	2009	2008
Income tax expense computed on income before taxes at statutory tax rate	$593,265	$310,472	$213,896
Effect of goodwill impairment	—	—	89,056
Effect of deductible temporary differences not recognized as measured by the change in valuation allowance	22,659	33,133	58,871
Effect of non-deductible expenses	39,965	45,698	42,515
Tax effect of intragroup dividends	83,533	27,904	—
Effect of tax claims	19,712	15,841	15,738
Taxable capital contribution	—	1,818	14,875
Effect of different tax rates in different jurisdictions	(123,473)	(3,843)	8,768
Effect of group restructuring	46,862	—	—
Effect of change in statutory Income tax rate	(62,701)	6,519	(137,762)
Other	(14,158)	(2,512)	(2,023)

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Income tax expense reported in the accompanying consolidated financial statements	$605,663	$435,030	$303,934

VimpelCom has the following significant balances for income tax losses carried forward as of December 31, 2010 and December 31, 2009, respectively:

Jurisdiction	Balance as of 31.12.2010	Balance as of 31.12.2009	Period for carry-forward
Urkaine	$211,939	$219,401	Carry-forward rule is set up annually by legislation. The rule as of the end of 2010 - period not limited in time
Russia	509,192	126,609	2011-2021
Georgia	77,490	72,502	2011-2015
Cambodia	75,900	34,990	Carry-forward tax loss is five year by legislation in the Cambodian tax law. The period for set-off is from 2011-2015 for unused tax losses.
Cyprus	21,232	13,388	Not limited in time
Belgium	35,924	29,284	Not limited in time
Netherlands	32,795	13,858	2013-2017
Kazakhstan	1,570		2011-2020
USA	39,992	37,382	2019-2029
Tadjikistan	—	7,941	2011-2012

Total	$1,006,034	$555,355

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

The reconciliation of the total amounts of unrecognized tax benefit, including fines/penalties and interest, for the three years ended December 31, 2010 are presented in the table below:

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Balance as of December 31, 2007	$45,080
Increases as a result of business combinations	11,389
Increase of tax positions taken during the current period	43,719
Decrease of tax positions taken during the current period	(2,648)
Increase of tax positions taken during a prior period	30,139
Decrease of tax positions taken during a prior period	(42,875)
Decrease as a result of resolution through litigation	(16,176)
Foreign currency translation adjustment	(10,257)

Balance as of December 31, 2008	58,371

Increase of tax positions taken during the current period	27,504
Decrease of tax positions taken during the current period	(8,878)
Increase of tax positions taken during a prior period	21,654
Decrease of tax positions taken during a prior period	(16,526)
Foreign currency translation adjustment	(2,426)

Balance as of December 31, 2009	79,699

Increase of tax positions taken during the current period	18,932
Decrease of tax positions taken during the current period	(344)
Increase of tax positions taken during a prior period	41,424
Decrease of tax positions taken during a prior period	(18,182)
Foreign currency translation adjustment	(592)

Balance as of December 31, 2010	$120,937

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The amount of total unrecognized tax benefit as of December 31, 2010 and December 31, 2009, includes US$105,666 and US$67,977, respectively, of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in any future periods.

The Company accrued additional fines/penalties and interest of US$4,957 and US$5,941 respectively, for the year ended December 31, 2010 and US$7,505 and US$5,948, respectively, for the year ended December 31, 2009. The total amounts of fines/penalties and interest recognized in the consolidated balance sheet as of December 31, 2010 comprised US$14,950 and US$9,992, respectively. As of December 31, 2009, the Company had accrued US$12,439 and US$5,784 for the potential payment of fines/penalties and interest, respectively.

The Russian tax inspectorate has completed its examination of OJSC VimpelCom’s tax filings for the years 2005-2006 (Note 24). The court hearings related to the tax inspectorate claims resulting from the examination of tax years 2005-2006 were finalized in 2010, and didn`t change the amount of the unrecognized income tax benefits.

The total amount of unrecognized tax benefit that could significantly increase or decrease within 12 months due to lapse of statutory limitation term comprised US$45,514 and US$7,817 as of December 31, 2010 and December 31, 2009, respectively.

Due to the fact that, subject to certain legal issues, the years 2007-2008 remain open to a repeated examination by the tax authorities in Russia and the years 2009-2010 remain open to first examination by the tax authorities in Russia, the Company considers the tax years from 2007 through 2010 to be open in Russia. VimpelCom’s subsidiary in Uzbekistan are subject to income tax examinations for the tax years 2008 through 2010; the subsidiary in Georgia is subject to income tax examination for the tax years 2004 through 2010, the subsidiaries in Kazakhstan, Tajikistan, Armenia and Ukraine are subject to income tax examination for the tax years 2010, subsidiary in Kyrgyzstan is under tax review for years 2009-2010. Management is unable to reliably predict the outcome of any tax examinations and the materiality of their impact on VimpelCom’s consolidated financial statements, if any.

The following deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

	2010	2009
Deferred tax assets:
Current
Accrued operating and interest expenses, including gain from derivatives	$88,780	$58,516
Deferred revenue	46,965	32,661
Bad debts assets	9,245	9,120
Loss carry-forwards	25,096	10,070
Non-current
Accrued operating and interest expenses	8,174	17,707
Non-current assets	7,013	3,870
Deferred revenue	7,032	—

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Loss carry-forwards	192,872	113,030

	385,177	244,975
Valuation allowance	(206,023)	(116,108)

	179,154	128,867
Deferred tax liabilities:
Current
Undistributed retained earnings of subsidiaries	49,985	19,037
Accrued operating and interest expenses	1,663	—
Deferred revenue	274	—
Bad debts provision	—	516
Non-current
Property and equipment	395,178	378,087
Telecommunication licenses	72,306	89,018
Customer relationships and other intangible assets	270,663	125,111
Other non-current assets	9,625	21,852
	799,694	633,621

Net deferred tax liabilities	620,539	504,754

Add current deferred tax assets	117,236	91,493
Add non-current deferred tax assets	744	904
Less current deferred tax liability	(50,313)	(679)

Total long-term net deferred tax liability	$688,206	$596,472

At December 31, 2010, undistributed earnings of VimpelCom’s foreign (outside of the Netherlands) subsidiaries indefinitely invested amounted to approximately US$10,561,130 and domestic subsidiaries where tax-free distribution is available amounted to US$140,344. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

19.	Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2010, 2009 and 2008:

Balance as of December 31, 2007	$49,104
Provision for bad debts	64,559
Accounts receivable written off	(78,761)
Foreign currency translation adjustment	(2,958)

Balance as of December 31, 2008	31,944
Provision for bad debts	56,160
Accounts receivable written off	(19,048)
Foreign currency translation adjustment	(9,986)

Balance as of December 31, 2009	59,070
Provision for bad debts	57,086
Accounts receivable written off	(48,570)
Foreign currency translation adjustment	2,582

Balance as of December 31, 2010	$70,168

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$8,515, US$4,898 and US$9,848 for the years ended December 31, 2010, 2009 and 2008, respectively.

20.	Related Party Transactions

The Company from time to time enters into certain transactions with its shareholders and their affiliates and other related parties.

The following table summarizes the significant transactions and balances with related parties:

	2010	2009	2008
Revenue from Alfa	$18,734	$19,584	$10,377
Revenue from Telenor	4,942	3,474	3,221
Revenue from associates	99,566	40,600	9,622
Revenue from other related parties	9,878	36,169	3,934

	$133,120	$99,827	$27,154

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Services from Alfa	$6,660	$6,128	$9,122
Services from Telenor	4,389	2,049	3,264
Services from associates	202,126	131,812	35,900
Services from other related parties	9,932	70,685	5,039

	$223,107	$210,674	$53,325

Accounts receivable from Alfa	$1,513	$3,352	$3,536
Accounts receivable from Telenor	2,412	377	396
Accounts receivable from associates	82,510	236,729	163,871
Accounts receivable from other related parties	717	9,173	393

	$87,152	$249,631	$168,196

Non-current account receivable from associates	4,905	1,040	2,059

Accounts payable to Alfa	$152	$301	$434
Accounts payable to Telenor	2,410	272	106
Accounts payable to associates	2,560	1,880	5,248
Accounts payable to other related parties	513	6,758	1,704

	$5,635	$9,211	$7,492

Long-term account payable to associates	290	626	667

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

20.	Related Party Transactions (continued)

Outstanding balances and transactions with Alfa relate to operations with VimpelCom’s shareholder Eco Telecom, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has contracts with Alfa Insurance to provide the Company with property and equipment liability insurance; the General Service Agreement with Altimo for provision of general management, legal and regulatory services, treasury services, finance and reporting services as well as tax services. The Company also has contracts to provide fixed telecommunication service to Eco Telecom and its subsidiaries.

VimpelCom maintains bank accounts in Alfa Bank, which are used for payroll and other payments in the ordinary course of business. The balances in these bank accounts were US$8,780 and US$176,500 at December 31, 2010 and 2009, including US$2,953 and US$75,000 of short-term deposits, respectively.

Outstanding balances and transactions with Telenor relate to operations with VimpelCom’s shareholder Telenor East Invest AS, its consolidated subsidiaries, its direct owners and their consolidated subsidiaries. In particular, VimpelCom has roaming contracts with ProMonte Montenegro, DTAC/UCOM Thailand, Telenor Serbia, Telenor Mobil AS Norway, Pannon GSM Telecommunications Ltd. Hunga, Telenor Mobile Sweden Norway; the General Agreement for provision of personnel and General Services Agreement for provision of general management, legal and regulatory services, treasury services, finance and reporting services as well as tax services with Telenor Russia AS. VimpelCom also has a contract to provide fixed telecommunication service to Telenor Mobile Holding AS Norway.

Outstanding balances and transactions with associates relate to operations with VimpelCom’s equity investees (Note 12). Euroset transactions included from the acquisition date (Note 3) mainly represent dealer commission payments for the acquisition of new subscribers and commission for payments receipts. Operations with associates also include purchase of bill delivery services from Firma Kurier. VimpelCom also has a contract to provide fixed telecommunication service with ZAO Rascom.

Outstanding balances and transactions with other related parties primarily relate to operations with Sky Mobile (Note 3) for the years ended December 31, 2009 and 2008 and to operations with TNS + Limited Liability Partnership (“TNS+”). The Company had contracts with Sky Mobile for providing mobile telecommunication services, including roaming activity, and had Management Agreement (Note 3). For TNS+, operations included purchasing from TNS+ services on transportation of fixed telecommunication traffic.

21.	Earnings per share

Net income attributable to VimpelCom per common share for all periods presented has been determined in accordance with ASC 260, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share:

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

	Year ended December 31,
	2010	2009	2008
	(In thousands US dollars, except share amounts)
Numerator:
Net Income/(loss) attributable to VimpelCom	$1,673,341	$1,121,830	$524,334
Noncontrolling interest in OJSC VimpelCom	2,540	—	—
Impact on net income attributable to VimpelCom through changes in redeemable noncontrolling interest	(85)	(22,402)	(1,060)

Total earnings	1,675,796	1,099,428	523,274
Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (thousand)	1,207,040	1,012,940	1,014,000
Effect of dilutive securities:
Employee stock options	300	619	59
Denominator for diluted earnings per share – assumed conversions (thousand)	1,207,340	1,013,560	1,014,060

Basic net income attributable to VimpelCom per common share	$1.39	$1.09	$0.52

Diluted net income attributable to VimpelCom per common share	$1.39	$1.08	$0.52

Employee stock options (representing 4,837,715 shares) that are out of the money as of December 31, 2010 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

22.	Stock Based Compensation Plan

As discussed in Note 16, VimpelCom has adopted the Plans.

The Plans are administered by a committee (“Committee”), which, as of December 31, 2010, consisted of the Compensation Committee of VimpelCom Ltd.’s Supervisory Board (the “Board”). The Committee has the power to determine the terms and conditions of grants under the Plan, including the number of options to be granted, the exercise price and the vesting schedule.

The options granted by OJSC VimpelCom prior to completion of the Exchange Offer on April 21, 2010, continue to be governed by the 2000 Plan (previously adopted by OJSC VimpelCom), with certain adjustments as were necessary to cause the 2000 Plan to apply to the Company’s common shares. All the information presented in this Note related to the period prior to April 21, 2010 was recasted accordingly. Upon the Exchange Offer, 111,660 stock options of participants who left OJSC VimpelCom before April 21, 2010 were converted into SARs and forfeited as of December 31, 2010.

In 2010, VimpelCom’s Board adopted the 2010 Plan for the issue of stock options to directors, senior managers and other employees of VimpelCom. An option, upon vesting,

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

entitles the holder to purchase one common share of the Company at the price determined by the Committee.

In June 2010, the Committee approved the issuance of up to 1,250,000 options to senior managers of the Company. The exercise price is ranging from US$15.14 to US$16.65 per option. These options generally vest over three years subject to achievement of key performance indicators.

In December 2010, 2,855,000 options were approved to be issued by the Committee under the 2010 Plan with the exercise price of US$16.74 per option.

Pursuant to a Share Sale and Purchase Agreement (the “Agreement”) dated as of January 4, 2010, on April 27, 2010, the Company’s CEO, Alexander Izosimov, acquired 50,000 of our common shares (or the Depositary Receipts (“DR”) equivalent) after the closing of the Exchange Offer for a price US$18.10 per share, which was equal to the price of VimpelCom common shares on the first business day following the Exchange Offer. Additionally, pursuant to the Agreement, the Company agreed to grant, in 2012, up to 1,000,000 (“Contribution”) additional common shares (or the DR equivalent) to Mr. Izosimov based on its achieving revenue and performance targets for performance in 2010 and 2011. The Company may repurchase the common shares (or the DR equivalent) issued to Mr. Izosimov under the Agreement if his employment ends for any reason before December 31, 2011.

VimpelCom analyzed the Agreement and common shares to be granted under the Agreement as stock based compensation under the guidance of ASC 718, Compensation-Stock Compensation. The compensation cost regarding Contribution is recognized for awards where it is probable that the performance conditions will be achieved. The estimated quantity of awards for which it is probable that the performance condition will be achieved is revaluated each reporting period and appropriately adjusted. If the performance condition is not satisfied, previously recognized compensation cost would be reversed.

The maximum amount of shares to be issued to Mr. Izosimov under revenue condition is 600,000 shares and 400,000 shares for performance target. For current reporting period management estimation is that 100,000 shares should be considered probable to be issued in connection with revenue condition of the Contribution and 400,000 shares for performance targets. For these 500,000 options (with weighted average exercise price of $US15.43), 100,000 were deemed to be vested (with weighted average exercise price of $US14.6) and 500,000 were outstanding as of December 31, 2010 (with weighted average exercise price of $US15.43), 100,000 of which were exercisable as of December 31, 2010. Weighted average grant-date fair values of these options were equal to weighted average exercise price. The amount of expense included in the accompanying income statement for the year ended December 31, 2010 in connection with Contribution was US$3,714.

Except for the options granted under Committee approval on June 2010, the options granted under the Plans generally vest at varying dates over two years. If certain events provided for in the Plans and the agreement relating to each option grant occur, the vesting period for certain employees is accelerated. VimpelCom recognizes compensation cost separately for each vesting tranche for awards subject to graded vesting. The total fair values of shares vested during the years ended and as of December 31, 2010, 2009 and 2008 were of US$761, US$3,416, US$5,683, respectively. The number of options exercised during 2010 was 820,260 and the amount paid to employees was US$4,598. The number of options exercised during 2009 was 1,943,420 and the amount paid to employees was US$15,276. The number of shares converted for the 1,259,400 options exercised during 2008 was 811,360 and share-based liabilities paid to employees were US$25,487. Amounts of liabilities paid were equal to intrinsic value of options exercised as of exercise date.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The amount of compensation expense in respect of the Plans included in the accompanying consolidated statements of operations was US$2,428, US$2,333 and US$121,890 gain in the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, the total compensation cost related to non-vested awards not yet recognized is US$1,744 and the weighted-average period over which it is expected to be recognized is 0.7 years.

The fair value of the options has been estimated using a Black Scholes option pricing model. The fair value of each grant is estimated on the date of grant (or date of modification). In estimating the fair value, the Company used the following significant assumptions. Expected term of the options was determined based on analysis of historical behavior of stock option participants. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors. The dividend yield was included into the model based on expected dividend payment. The risk free rate was determined using the rate on Russian Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the historic experience for all grants.

In 2009, OJSC VimpelCom’ Board adopted a SARs plan for senior managers and employees. Following the completion of the Exchange Offer, the plan was modified to provide that it will be administered by the Company’s CEO and the Committee determines the aggregate number of SARs that may be granted. A SAR, upon vesting, entitles the holder to receive a cash amount per SAR equal to any excess of the NYSE closing price of an ADS on the exercise date over the price at which such SAR was granted. In 2009, OJSC VimpelCom’ Board authorized the granting of 2,266,000 SARs.

On November 26, 2009, and on January 18, 2010, 2,050,760 and 71,200 of SARs, respectively, were granted, 50% of which become vested on June 1, 2010 and 50% become vested on June 1, 2011 if the growth of KPIs exceeds certain parameters in 2009 as compared to 2008. If this condition is not met, 100% of SARs granted vest on June 1, 2011 if the growth of KPIs exceeds certain parameters in 2010 as compared to 2009. Also, upon the Exchange Offer, 111,660 stock options were converted into SARs and were forfeited as of December 31, 2010. The plan is accounted for using a Black Scholes model with the assumptions that are used in calculation of the fair value of the stock option plan and is classified in liabilities in the balance sheet. As of December 31, 2010, an aggregate of 1,590,660 SARs were outstanding, 777,320 of which are currently redeemable or will become redeemable within 60 days of the financial statement date. As of December 31, 2010 and 2009, the liability related to SARs amounted to US$4,493 and US$2,484, respectively. The amount of expense included in the accompanying income statement in connection with SARs were US$2,386 and US$2,484, for the years ended December 31, 2010 and 2009, respectively.

The following table summarizes the activity for the Plans and SARs:

	Number of Options (units)			Number of SARs (units)
	2010	2009	2008	2010	2009
Options/SARs outstanding, beginning of year	6,601,000	11,445,940	9,196,500	2,016,440	—
Options/SARs granted or converted from ESOP	604,622	1,815,000	4,460,000	182,860	2,050,760
Options/SARs exercised	(820,260)	(1,943,420)	(1,259,400)	(190,760)
Options/SARs modified or converted to SARs	(111,660)	(3,630,000)	—	—

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Options/SARs forfeited	(1,254,787)	(1,086,520)	(951,160)	(417,880)	(34,320)

Options/SARs outstanding, end of year	5,018,915	6,601,000	11,445,940	1,590,660	2,016,440

Options/SARs fully vested and exercisable, end of year	4,078,000	5,487,320	5,290,320	777,320	—

No stock options expired in the years ended December 31, 2010, 2009 or 2008.

The following table summarizes the weighted-average exercise prices of options and SARs for the year ended December 31, 2010. The grant-date fair-value for options granted before 2009 in the table below was based on the assumptions used as of the modification date (December 24, 2008, Note 2).

	Stock Options Plan 2010	Stock Options Plan 2000	SARs
The number of options/SARs outstanding , beginning of year	—	6,601,000	2,016,440
Weighted-average exercise price of options/SARs outstanding, US$ per option/SAR	—	17.5	13.1
Weighted-average grant-date fair value at the beginning of the year, US$ per option/SAR	—	1.4	11.8

The number of options/SARs granted or converted from ESOP	522,222	82,400	182,860
Weighted-average exercise price of options/SARs granted, US$ per option/SAR	16.4	13.1	19.4
Weighted-average grant-date fair value of options/SARs granted during the year, US$ per option/SAR	6.2	11.0	6.0

The number of options/SARs exercised	—	(820,260)	(190,760)
Weighted-average exercise price of options/SARs exercised, US$ per option/SAR	—	8.9	13.1
The total intrinsic value of options/SARs exercised (or share units converted)	—	4,999.9	389.5

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The number of options/SARs forfeited/modified/converted to SARs	(66,667)	(1,299,780)	(417,880)
Weighted-average exercise price of options/SARs forfeited, US$ per option/SAR	16.7	18.7	14.7
Weighted-average grant-date fair value of options/SARs forfeited during the year, US$ per option/SAR	5.5	1.2	9.5

The number of options/SARs outstanding, end of year	455,555	4,563,360	1,590,660
Weighted-average exercise price of options/SARs outstanding, US$ per option/SAR	16.3	18.6	13.4
Weighted-average grant-date fair value at the end of the year, US$ per option/SAR	6.2	1.3	11.7

Weighted-average remaining contractual life (years)	3.4	1.1	5.0
The aggregate intrinsic value of options/SARs outstanding	—	906	2,997

Out of the options/SARs outstanding at the end of the year

The number of options/SARs fully vested and exercisable	—	4,078,000	777,320
Weighted-average exercise price of options/SARs fully vested and exercisable, US$ per option/SAR	—	18.9	13.4
Weighted-average remaining contractual life (years)	—	5.3	5.0
The aggregate intrinsic value of options/SARs fully vested and exercisable	—	855	1,457

The number of options/SARs nonvested at the beginning of the year	—	1,113,680	2,016,440
Weighted-average grant-date fair value of options/SARs nonvested at the beginning of the year, US$ per option/SAR	—	0.7	13.1

The number of options/SARs vested during the year	66,667	514,240	1,079,740
Weighted-average grant-date fair value of options/SARs vested during the year, US$ per option/SAR	5.5	1.5	10.6

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The number of options/SARs nonvested at the end of the year	455,555	485,360	813,340
Weighted-average grant-date fair value of options/SARs nonvested at the end of the year, US$ per option/SAR	6.2	1.2	11.9

The total fair value of shares vested during the year ended and as of December 31, 2009	—	761	2,453

The weighted-average grant-date fair values of options granted in 2009 and 2008 were US$1.4 and US$8 per option, respectively.

The following table illustrates the major assumptions of the Black Scholes model for the options and SARs for the years ended December 31:

	2010	2009	2008
Expected volatility	39%-107%	92% - 138%	91%-184%
The weighted-average expected term (in years)	1.76	1.8	0.8
Expected dividend yield	2.2%-3.9%	0%-2.2%	1.80%
Risk free interest rate	4.8%-5.9%	7.0%-9.77%	7.6%-11.8%
Forfeiture rate	7.21%	6.20%	5.40%

In addition to the Plan and SARs, members of the Board who are not employees participate in a “phantom” stock plan, pursuant to which they each receive up to a maximum of 20,000 phantom ADSs per year with an additional 10,000 phantom ADSs granted to the chairman of the Board and 10,000 phantom ADSs granted to each director for serving as head of any official committee of the Board, provided that the amount paid to a director upon redemption may not exceed US$3.00 per phantom ADS per year of each one-year term served by the director. The number of phantom ADSs to be granted to each director is set by the Board. The phantom ADSs may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the Board may redeem such phantom ADSs related to a previous period of his/her service as a director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2010, an aggregate of 1,670,000 phantom ADS were outstanding under phantom stock plan, of which 1,430,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at prices per phantom ADS ranging from US$4.06 to US$31.63. As of December 31, 2010, the liability related to the phantoms amounted to US$2,599. The amount of expense included in the consolidated income statement in connection with phantom ADS granted to members of the Board was US$548 gain and US$1,890 expense for the years ended December 31, 2010 and December 31, 2009, respectively.

VimpelCom’s senior managers are also eligible to receive phantom ADSs in an amount approved by the Committee. The Committee determines the aggregate amount of phantom

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

ADSs that may be granted to senior managers in each calendar year. In 2008, 2009 and 2010, the Committee authorized the granting of 800,000, 820,000 and nil phantom ADSs, respectively. As of December 31, 2010, an aggregate of 186,666 phantom ADSs were outstanding, of which 186,666 are currently redeemable or will become redeemable within 60 days of the financial statement date at a price per phantom ADS US$9.92. As of December 31, 2010, the liability related to the phantom ADSs amounted to US$1,009. The amount of expense included in the accompanying income statement in connection with phantom ADS granted to senior managers were US$476 gain, US$2,480 expense and US$721 gain for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

23.	Segment Information

Management analyzes the reportable segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets by reportable segments separately. The segment data for acquired operations are reflected herein from the date of their acquisitions.

The Management Board of VimpelCom utilizes multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments on a regular basis primarily based on revenue and operating income before depreciation, amortization and impairment loss (“Adjusted OIBDA”). Intersegment revenues are eliminated in consolidation. Intersegment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

Starting from April 21, 2010, the date of Exchange Offer completion, and during 2010 management was assessing the structure of its internal organization. Starting October 1, 2010, VimpelCom defined Russia mobile, Russia fixed line, CIS, (including Georgia) and Ukraine as our operating segments based on the business activities in different geographical areas.

All other category includes Asia mobile and head quarter expenses.

The comparative information for the years ended December 31, 2009 and December 31, 2008 was retrospectively adjusted.

Financial information by reportable segment for the years ended December 31, 2010, 2009 and 2008 is presented in the following tables.

Year ended December 31, 2010:

	Russia Mobile	Russia Fixed line	CIS	Ukraine	All other	Total
Net operating revenues from external customers	$6,814,867	$1,299,698	$1,266,591	$1,109,821	$21,823	$10,512,800
Intersegment revenues	11,100	35,933	87,359	75,551	18	209,961
Adjusted OIBDA	3,395,788	379,534	637,774	632,783	(113,616)	4,932,263
Capital expenditures	1,359,211	197,803	437,369	189,342	40,714	2,224,439

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Year ended December 31, 2009:

	Russia Mobile	Russia Fixed line	CIS	Ukraine	All other	Total
Net operating revenues from external customers	$6,165,879	$1,257,659	$1,110,381	$163,314	$5,669	$8,702,902
Intersegment revenues	4,238	20,041	45,513	39,742	—	109,534
Adjusted OIBDA	3,287,920	408,183	578,362	36,163	(38,106)	4,272,522
Capital expenditures	482,517	136,954	106,916	19,811	67,939	814,137

Year ended December 31, 2008:

	Russia Mobile	Russia Fixed line	CIS	Ukraine	All other	Total
Net operating revenues from external customers	$7,357,941	$1,239,242	$1,263,383	$256,366	$—	$10,116,932
Intersegment revenues	3,365	18,555	20,527	24,247	—	66,694
Adjusted OIBDA	3,922,086	287,495	628,968	22,055	(743)	4,859,861
Capital expenditures	1,439,911	347,929	589,833	185,422	7,749	2,570,844

The following table provides the breakdown of net operating revenues from external customers by mobile and fixed line services:

	fixed line	mobile	total
Net operating revenues from external customers for the year ended December 31, 2010	$1,464,541	$9,048,259	$10,512,800
Net operating revenues from external customers for the year ended December 31, 2009	1,435,476	7,267,426	8,702,902
Net operating revenues from external customers for the year ended December 31, 2008	1,464,313	8,652,619	10,116,932

These business activities include the following operations: mobile primarily include activities for the providing of wireless telecommunication services to the Company’s subscribers and other operators, while fixed line primarily include all activities for providing wireline telecommunication services, broadband and consumer Internet. VimpelCom provides both mobile and fixed line services in Russia, Ukraine and CIS while the All other segment is only represented by mobile services.

The following table provides the reconciliation of consolidated Adjusted OIBDA to consolidated income before taxes for the years ended:

	December 31, 2010	December 31, 2009	December 31, 2008
Adjusted OIBDA	$4,932,263	$4,272,522	$4,859,861
Depreciation	(1,651,996)	(1,393,431)	(1,520,184)

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Amortization	(427,768)	(300,736)	(360,980)
Impairment loss	—	—	(442,747)
Operating income	2,852,499	2,578,355	2,535,950
Interest income	55,938	51,714	71,618
Net foreign exchange gain/(loss)	(4,532)	(411,300)	(1,142,276)
Interest expense	(540,040)	(598,531)	(495,634)
Equity in net gain/(loss) of associates	53,189	(35,763)	(61,020)
Other expenses, net	(90,526)	(32,114)	(17,404)

Income before income taxes	$2,326,528	$1,552,361	$891,234

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

23.	Segment Information (continued)

In Russia, Kazakhstan and Ukraine, VimpelCom’s revenues from external customers amounted to US$8,114,565, US$723,931 and US$1,109,821, respectively, for the year ended December 31, 2010 and US$7,423,538, US$651,443, US$163,314 and US$8,597,183, US$740,378 US$256,366, for the years ended December 31, 2009 and 2008, respectively. Long-lived assets, represented by property and equipment, net, amounted to US$4,456,039, US$500,371 and US$1,126,358, and US$4,150,322, US$423,672 and US$263,652 as of December 31, 2010 and 2009, respectively. Consolidated long-lived assets amounted to US$6,935,287 and US$5,561,569 as of December 31, 2010 and 2009, respectively.

24.	Commitments, Contingencies and Uncertainties

The imposition currency of exchange controls or other similar restrictions on currency convertibility in CIS countries and particularly in Uzbekistan could limit VimpelCom’s ability to convert local currencies in a timely manner or at all. Recent developments in Kyrgyzstan (conditions of political instability and disorders) have severely affected the country’s business and economic environment. Any such restrictions and these developments could have a material adverse effect on VimpelCom’s business, financial condition, results of operations and title to assets owned by Sky Mobile (Note 3). The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

The economy of countries where VimpelCom operates is vulnerable to market downturns and economic slowdowns elsewhere in the world. In 2010 the respective governments continued to take measures to support the economy in order to overcome the consequences of the global financial crisis. Despite some indications of recovery there continues to be uncertainty regarding further economic growth, access to capital and cost of capital, which could negatively affect the Company’s future financial position, results of operations and business prospects.

While management believes it is taking appropriate measures to support the sustainability of VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Company’s results and financial position in a manner not currently determinable.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by political developments in the countries in which VimpelCom operates including the application of existing and future legislation, telecom and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in such countries.

Telecom Licenses Capital Commitments

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM-900/1800 licenses that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region have been reissued and under the new terms expire on April 28, 2013. The GSM-900/1800 licenses that cover the Northwest region, Urals and part of Far East region expire in 2011 - 2021 (the GSM-900/1800 license for Irkutsk region, excluding Ust-Ordynskiy Buryatskiy Autonomous Region, expires in 2011). As a result of the radio frequency contests conducted in April 2011 VimpelCom won 9 GSM 900/1800 licenses for the following 7 territories of the Far East Super-region: Koryakskiy Okrug of Kamchatka krai (GSM-1800); Chukotskiy Autonomous region (GSM 1800); Ust’-Ordynskiy okrug of Irkutsk region (GSM-900, GSM-1800); Evreyskaya Autonomous region (GSM-900, GSM-1800); Sakha Republic-Yakutiya (GSM-1800); Magadan region (GSM-1800); Primorskiy krai (GSM-1800). All these licenses expire in 2021 and were granted subject to certain capital commitments, main of which were the following: VimpelCom will have to begin providing services in certain urban areas, depending on population, by October 06, 2013, November 06, 2013, May 06, 2014 and May 06, 2018, and will have to build a certain number of base stations by the end of the second year, 2 years and 6 months, third year and 3 years and 6 months from the date of granting the license, respectively.

In April 2007, VimpelCom was awarded a license for the provision of “3G” mobile radiotelephony communications services for the entire territory of the Russian Federation that expires on May 21, 2017. The 3G license was granted subject to certain capital commitments. The three major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject area of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting of the license. To date all of these conditions have been fulfilled according to the indicated terms and schedule.

KaR-Tel owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. In July 2008, the GSM-900 license was amended with the permission for KaR-Tel to render services in GSM-1800 standard and with the related commitment to cover cities with population of more than 1000 people by December 31, 2012.

On December 25, 2010, KaR-Tel received an amendment to the GSM license, which allows it to build and operate a cellular network in 3G (UMTS / WCDMA) standard. In accordance with the amendment KaR-Tel is bound by the following UMTS network coverage obligations: (i) cities of Astana and Almaty and all other cities constituting regional (oblast) centers (here and below - in terms of administrative territorial division) - not later than January 1, 2012; (ii) all other settlements having population of more than 50 000 - not later than January 1, 2013; (iii) all other settlements constituting district centers and towns with population of more than 10 000 - not later than January 1, 2015.

URS and GT LLC, VimpelCom’s indirect Ukrainian subsidiaries own GSM licenses. CJSC “URS” owns a GSM-900 and 2 GSM-1800 licenses to operate over the entire territory of Ukraine, which expires in July 2021, October 2020 and December 2020 respectively. GT LLC owns three GSM-1800 licenses to operate over the nearly entire territory of Ukraine (except 3 regions), which expires in July 2014 and May 2021, respectively. In April 2009, the National Commission on Regulation of Telecommunication of Ukraine has amended its regulation establishing so-called “license terms” applicable to all mobile telecommunication network operators licensed in Ukraine.

Under the amendments, Ukrainian mobile telecommunication network operators are obliged to ensure radiofrequency coverage of 90% of cities within one year from the date of issue of respective mobile telecommunication services license, and 80% of all other settlements and major highways - within two years from the same date. In case respective license allows rendering mobile telecommunication services in several regions, each of these requirements shall be fulfilled in each region with an interval of not more than two months. These new capital commitments apply to URS and GT LLC. The commitments should be fully complied with in all

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

regions licensed for use of radiofrequency corresponding to GSM 900/1800 standard as follows: URS - by August 2015 and GT LLC - by October 2014.

Kyivstar, the Company’s subsidiary, met the license terms applicable to all the mobile telecommunication network operators licensed in Ukraine according to the Regulations of the National Commission on Regulation of Telecommunication of Ukraine amended in April 2009 in respect to the minimal mobile network coverage requirements. The existing network coverage is sufficient for minimal network coverage requirements and no material capital expenditures are reasonably expected to be incurred with regards to coverage requirements.

Sky Mobile owns a GSM-900/1800 license to operate over the entire territory of Kyrgyzstan which expires in May 2016 and a 3G (WCDMA/UMTS) license to operate over the entire territory of Kyrgyzstan, which is valid until October 2015. Under the 3G license, from the moment of receipt of corresponding permits to use radio-frequency bands Sky Mobile is primarily obliged to: (a) deploy 3G network in Chuy oblast within two years; (b) deploy 3G network over the entire territory of Kyrgyzstan within 5 years; (c) organize in 100 postal telegraph offices of KyrgyzPost located in the rural areas centers of public access with necessary computer equipment and access to Internet within 2 years; (d) reimburse costs required to clear radio-frequency range from existing radio-electronic equipment in the amount of up to KGS200 million (equivalent to US$4,255 at the exchange rate as of December 31, 2010).

Taxation

In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in previous periods as well as in 2010 which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

On June 30, 2008, the Company received a final decision of the Russian tax inspectorate’s audit of VimpelCom’s tax filings for financial years 2005 and 2006. According to the final decision, VimpelCom owed an additional RUR1,251 million in taxes (including RUR49 million in fines and penalties), which is approximately US$41,047 (including US$1,608 in fines and penalties) at the exchange rate as of December 31, 2010. VimpelCom appealed the tax inspectorate’s final decision and court satisfied lawsuit in all amount. The tax inspectorate cannot appeal the court decision.

On April 30, 2009, the Company’s subsidiary - Sovintel - received a final decision of the Russian tax inspectorate’s audit of its tax filings for financial years 2006 and 2007. According to the final decision, Sovintel owed an additional RUR324 million in taxes (including RUR36 million in fines and penalties), which is approximately US$10,631 (including US$1,181 in fines and penalties) at the exchange rate as of December 31, 2010. Sovintel disagreed with the tax inspectorate’s decision and has filed a lawsuit in the Russian Arbitration courts. The court satisfied Sovintel’s lawsuit partly in the amount of RUR112 million (including RUR7 million in fines and penalties) which is approximately US$3,675 (including US$229 in fines and penalties) at the exchange rate as of December 31, 2010. The tax inspectorate cannot appeal the court decision.

The tax authorities won the amount of RUR212 million (including RUR29 million in fines and penalties) in the Court of Cassation, which is approximately US$6,956 (including US$951 in fines and penalties) at the exchange rate as of December 31, 2010, which was paid in all

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

amount. The Company appealed court decision in the Supreme Arbitration Court of the Russian Federation. The Supreme Arbitration Court of the Russian Federation dismissed an appeal. The Company has no right to appeal this decision.

Based on the audit of the tax records for 2009, the tax authorities issued a tax claim against the Company’s subsidiary VC-Invest in the amount of RUR314 million (including RUR55 million in fines and penalties) which is approximately US$10,303 (including US$1,805 in fines and penalties) at the exchange rate as of December 31, 2010. The company did not agree with the claim, and filed a lawsuit. Court satisfied lawsuit in all amount in the first instance. The tax inspectorate can appeal the court decisions.

On January 21, 2011, VimpelCom received a report from the tax authorities regards to tax audit for the period from 2007 to 2008. The amount of claims was RUR1,191 million which is approximately US$39,078 at the exchange rate as of December 31, 2010 The Company reserved RUR844 million for ASC 740-10 and ASC 450 which is approximately US$27,693 at the exchange rate as of December 31, 2010. The Company will appeal tax audit report in court in all amount.

KaR-Tel

On January 10, 2005, KaR-Tel received an “order to pay” (“Order to Pay”) issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the amount of approximately US$4,910,250 at the exchange rate as of December 31, 2010 (stated as approximately Turkish lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The Order to Pay, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The Order to Pay does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the Order to Pay and stay of execution proceedings in Turkey. The petition was assigned to the 4th Administrative Court in Turkey, and it should be reviewed pursuant to applicable law.

On June 1, 2006, KaR-Tel received formal notice of the 4th Administrative Court’s ruling that the stay of execution request was denied. KaR-Tel’s Turkish counsel has advised KaR-Tel that the stay request is being adjudicated separately from the petition to cancel the Order to Pay. KaR-Tel submitted an appeal of the ruling with respect to the stay application.

On June 1, 2006, KaR-Tel also received the Fund’s response to its petition to cancel the order. In its response, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately Turkish lira 7.55 quadrillion (prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition claims that the Uzan group of companies includes KaR-Tel, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S are Turkish companies that owned an aggregate 60% of the equity interests in KaR-Tel until their interests were redeemed by KaR-Tel in November 2003 in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan. In July 2006, KaR-Tel submitted its response, dated June 30, 2006, to the

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Fund’s response via the Kazakh Ministry of Justice, to be forwarded to the 4th Administrative Court of Istanbul. In its response, KaR-Tel denied in material part the factual and legal assertions made by the Fund in support of the order to pay.

On December 11, 2008, KaR-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, wherein the Court rejected KaR-Tel’s appeal with respect to the stay of execution request.

On October 20, 2009, KaR-Tel filed with Sisli 3d Court of the First Instance in Istanbul a claim to recognize in the Republic of Turkey the decision of the Almaty City Court of the Republic of Kazakhstan dated June 6, 2003 regarding, among other things, compulsory redemption of equity interests in KaR-Tel owned by Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., which was confirmed by the Civil Panel of the Supreme Court of the Republic of Kazakhstan on June 23, 2003, as amended by the resolution of the Review Panel of the Supreme Court of the Republic of Kazakhstan dated October 30, 2003 (“Recognition Claim”). On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul a petition asking the Court to treat the recognition of the Kazakhstan court decision as a precedential issue and to stay the proceedings in relation to the order to pay.

On September 28, 2010, Sisli 3d Court of the First Instance in Istanbul reviewed the Recognition Claim and ruled in favor of KaR-Tel recognizing the Kazakhstan Court judgments on the territory of the Republic of Turkey. The court decision is appealable by defendants.

On October 25, 2010, the 4th Administrative Court of Istanbul reviewed KaR-Tel’s petition to annul the Payment Order and has ruled in favor of KaR-Tel. The Court has recognized the Order to Pay as illegal and annulled it. The court decision has been appealed by the Fund. On February 18, 2011 KaR-Tel submitted its responses to the motion on appeal.

As to the Recognition Claim, the defendants, Rumeli Telecom AS and Telsim Mobil Telekommunikasyon Hizmetleri AS, have appealed the decision of Sisli 3d Court of the First Instance in Istanbul, which has ruled in favor of KaR–Tel recognizing the Kazakhstan Court judgments on the territory of the Republic of Turkey. The Company submitted its responses to such motion on appeal on January 20, 2011. The court file will be sent to the Supreme Court for the appeal proceedings.

The Company continues to believe that the Fund’s claim is without merit, and KaR-Tel will take whatever further actions it deems necessary and appropriate to protect itself against the Fund’s claim.

Sky Mobile Claim

Since November 2006, the Chief Executive Officer and directors of the Company have received several letters from OJSC Mobile TeleSystems (“MTS”) and its representatives claiming that Sky Mobile’s Kyrgyz telecom business and its assets were misappropriated from Bitel, an MTS affiliate, and demanding that the Company not purchase Sky Mobile, directly or indirectly, or participate or assist in the sale of Sky Mobile to any other entities. These letters have suggested that MTS will take any and all legal action necessary against the Company in order to protect MTS’s interest in Bitel and Bitel’s assets. As of the date hereof, management is not aware of any pending legal action against the Company in connection with this matter except for the litigation against Sky Mobile discussed in the paragraph below.

The Company started to consolidate Sky Mobile from January 1, 2010 (Notes 2 and 3). Sky Mobile is a defendant in litigation in the Isle of Man. The litigation was brought by affiliates of

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

MTS against Sky Mobile and affiliates of Altimo and alleges that the Kyrgyz judgment determining that an Altimo affiliate was the rightful owner of interest in the equity of Bitel prior to the asset sale between Sky Mobile and Bitel and that Bitel shares and Sky Mobile assets were misappropriated. The legal proceedings in this matter are pending. At this time the Company is unable to assess the likelihood of the ultimate outcome of this litigation and its effect on the Company’s operating results and financial position.

The anti-monopoly claims against OJSC VimpelCom

The Federal Anti-Monopoly Service of Russia (“FAS”) started legal proceedings against VimpelCom, MTS and Megafon about their alleged violation of anti-monopoly legislation by charging artificially high prices for roaming services. On October 22, 2010, FAS released its conclusion that VimpelCom violated certain provisions in the Federal Law “On the Protection of Competition” in respect of its roaming services. On March 09, 2011, the Company received the decision of FAS on imposing on VimpelCom a fine in the amount of RUR12 million (approximately US$414 at the exchange rate as of March 9, 2011). The Company reserved for the full amount of this claim as of December 31, 2010.

In the complaint from OJSC MGTS, the FAS started legal proceedings against VimpelCom about its alleged violation of anti-monopoly legislation by tying counterparties with traffic agreements containing disadvantageous prices in Moscow. On May 19, 2010, FAS found the activities of VimpelCom to be in violation of anti-monopoly legislation. On March 9, 2011, the Company received the decision of FAS on imposing on VimpelCom a fine in the amount of RUR10 million (approximately US$345 at the exchange rate as of March 9, 2011). VimpelCom does not believe that it is in violation of the anti-monopoly legislation and intends to appeal the FAS decision. Thus, the Company does not have a reserve for this claim as of December 31, 2010.

Golden Telecom shareholder claim

On April 18, 2008, Global Undervalued Securities Master Fund, L.P. (“Global Undervalued”), timely filed a petition in a Delaware court demanding appraisal of its approximately 1.4 million shares of Golden Telecom which it did not tender in the tender offer pursuant to which VimpelCom acquired Golden Telecom. On April 23, 2010, the court determined the fair value of Golden Telecom shares to be US$125.49 per share. Interest was applied for a period from February 28, 2008 to the date of payment. VimpelCom accrued an additional loss contingency in the amount of US$52,733 in relation to cash rights for shares of Golden Telecom. These amounts were included in “other expenses, net” for the year ended December 31, 2010 in the accompanying consolidated statements of income.

In June 2010, Golden Telecom and Global Undervalued entered into an agreement pursuant to which in July 2010 Golden Telecom paid to Global Undervalued US$165,542 based on the US$105.00 per share tender offer price and interest, partially repaying the liability. Pursuant to the agreement, in July 2010 Golden Telecom deposited US$33,222 into an escrow account, reflecting it in other current assets as of December 31, 2010.

Golden Telecom, Inc. filed a notice of appeal. Petitioners in the case have since filed a cross-appeal of the judgment. All payments already made remain subject to the final resolution of this matter and Golden Telecom may be required to make additional payments to Global Undervalued should the court rule in favor of Global Undervalued’s cross-appeal.

At the hearings of December 8, 2010 the court heard cross-appeals. In December 2010, the decision of the court of first instance was upheld, the judgment is final. The defendant paid the plaintiff the remaining part of the amount of the claim in 2011. The case is closed.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The 1st Roaming Claim Against KaR-Tel: Threshold amounts

On May 14, 2010, the Antimonopoly Agency of Kazakhstan (“the Agency”) initiated an investigation of the alleged breach of antimonopoly laws of Kazakhstan by all three Kazakhstan GSM-operators (KaR-Tel, GSM Kazakhstan OAO Kazakhtelecom LLP (trademarks KCell, Active), and Mobile Telecom Systems LLP (trade mark Neo)), by abuse of dominant position through infringement of consumers’ rights by way of determination of a threshold (minimal) amounts of money on consumer’s account required for rendering (switching on and off) roaming services (“the Threshold Amounts”). Further, the Agency decided to consider investigations, jointly with FAS, of Kazakhstan antimonopoly law breaches with respect to all the three Kazakhstan GSM-operators, including KaR-Tel, as well as operators-partners in the Russian Federation on indications of anticompetitive concerted actions and agreements as to establishing and (or) price maintenance as well as use of per-minute step of tarification. The Agency also decided to make a proposal to the Ministry of Telecommunications and Information of Kazakhstan as to earlier transfer to per-second tarification for roaming services (date determined by law is January 1, 2012), and to conduct an evaluation of roaming tariffs.

On June 21, 2010, the Agency completed the part of its investigation related to the Threshold Amounts and alleged that all three Kazakhstan GSM-operators abused their dominant position through infringement of customers’ lawful rights by way of establishing the Threshold Amounts, being establishing of minimal amounts on user’s account to switch on roaming services for prepaid and postpaid users in off-line roaming, and switching off roaming services when a user occurs negative balance on the consumer’s account.

On July 3, 2010, the Agency initiated an administrative procedure with respect to all the three Kazakhstan GSM operators, including KaR-Tel, and issued the protocol on administrative offence (“the Protocol”). The Agency filed with the Administrative Court a claim based on the Protocol. The Company estimates KaR-Tel’s share of administrative fines amounting to KZT11.6 billion (the equivalent to US$78,646 at the exchange rate as of July 3, 2010). KaR-Tel believes that the claim of the Agency is without merits and intends to protect its rights and lawful interest in courts of Kazakhstan. On July 16, 2010, KaR-Tel filed a claim to recognize as illegal and annul the acts of the Agency, which have served as a procedural basis for the Protocol.

On October 19, 2010 the Interregional Economic Court of Astana has ruled in favor of KaR-Tel and recognized as illegal, null and void all acts of the Agency and its territorial branch, which have served as procedural basis for the Protocol. The decision has not come into force and was appealable by the Agency. On November 15, 2010, KaR-Tel received copy of the Agency’s appeal on the decision. On December 13, 2010 the Court of Appeals upheld the decision of October 19, 2010 in favor of KaR-Tel LLP. On February 17, 2011 the Court of Cassation reviewed the cassation petition of the Agency and upheld both the decision of October 19, 2010 and the resolution of the Court of Appeals of December 13, 2010. As a result, the decision of October 19, 2010 that has recognized all acts of the Agency and its territorial branch, which have served as procedural basis for the Protocol, as illegal, null and void, has come into force. Although the decision has come into full force and effect, it is still subject to appeal by the Agency in supervisory appeal order within 1 year from the date of receipt by the Agency of the Resolution of the Court of Cassation. No provisions were made in relation to this case in the accompanying condensed consolidated financial statements.

The 2nd Roaming Claim Against KaR-Tel: Concerted actions/high roaming tariffs

The Agency has continued another part of investigation - with respect to concerted actions of Kazakhstan and Russian GSM-mobile operators on establishing and/or preservation of tariffs

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

(“Concerted Actions Investigation”). On October 25, 2010, the Agency completed the Concerted Actions Investigation and reclassified alleged concerted actions of KaR-Tel and other Russian and Kazakhstan GSM-operators into establishing monopolistically high tariffs. On November 3, 2010, the Agency initiated an administrative procedure and issued a new protocol on administrative offence, according to which the Agency has found KaR-Tel and the other two Kazakhstan GSM-operators liable for abuse of their dominant position on the market by way of establishing monopolistically high roaming tariffs (“the New Protocol”). Under Kazakhstan laws, the Agency has lodged the New Protocol into administrative court, and the court is to review the matter and to decide on the merits and on applicable fines.

On November 23, 2010, KaR-Tel filed a claim with Astana Interregional Economic Court against the Agency requesting the Court to recognize illegal and to annul acts of the Agency preceding the New Protocol. On February 24, 2011, the Interregional Economic Court of Astana has ruled in favor of KaR-Tel and recognized as illegal, null and void all acts of the Agency and its territorial branch, which have served as procedural basis for the Protocol. The decision was received on February 28, 2011. The decision of February 28, 2011 came into force on March 30, 2011. Although the decision has come into full force and effect, it is still subject to appeal by the Agency in supervisory appeal order within 1 year from the date of decision coming into force.

While the Company does not agree with the New Protocol and has successfully challenged the acts on which the New Protocol is based, the court decision may be appealed, and the ultimate resolution of this matter could result in a loss of KZT9.9 billion (equivalent to US$67,087 as of November 3, 2010) in excess of the amount accrued.

Russian Lawsuit on Sovintel Eviction

A lawsuit was filed by the State Property Committee (Federal Agency for Management of the State Property) against Sovintel seeking eviction from the premises (about 4,000 sq.m) at Krasnokazarmennaya Street, where its Data Center and equipment are currently located. In substantiation of its claim the plaintiff asserts that the lease agreements between Sovintel and several lessors are void, since they were entered into without a consent of the owner (the State Property Committee) to lease such premises. As a result of hearings on January 25, 2011, for part of premises leased from FGUP VEI the plaintiff’s claim was dismissed (but may be appealed within 1 month) while for the remaining part of premises leased from other lessors were postponed until March 30, 2011.

Management evaluates the risk of an adverse outcome of this lawsuit as probable. No amounts have been accrued in these financial statements in relation to this claim due to immateriality, but in case of an adverse decision of the court, eviction of Sovintel from the premises may cause interruption of the work of the equipment (fixed-line network) that could have a negative impact on the future results of operations of the Company commencing the period when such interruption occurs.

Operating Lease Commitments

Operating lease commitments for each of the succeeding five years is expected to be as follows:

2011	$104,390
2012	83,175
2013	69,908

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

2014	59,359
2015	56,578
Thereafter	177,031

Total	$550,441

Other Commitments

On August 13, 2008, the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million IPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. In 2010, 2009 and 2008, the Company made 10.9%, 0.5% and 12.0%, respectively of its total purchase installment contemplated by the agreement.

25.	Subsequent Events

The Company evaluated subsequent events up to June 01, 2011, the date VimpelCom’s Financial Statements were issued.

Apple

On March 31, 2011, VimpelCom and Apple signed an amendment to the agreement to purchase IPhones (Note 24, Other Commitments). Under the amendment, 958,540 iPhone handsets (being the difference between 1,500,000 iPhone handsets per the original agreement and the amount actually purchased by the Company from Apple through March 31, 2011) should be purchased starting April 1, 2011 and before March 31, 2013, including 435,000 iPhone handsets to be purchased before March 31, 2012. If VimpelCom does not comply with newly agreed schedule and certain other terms of amendments, then according to the agreement it could become liable for the shortfall in orders of iPhone handsets that existed as of March 31, 2011, less any iPhone units actually purchased by VimpelCom after this date.

Borrowings and Notes issue

On February 2, 2011, VIP Finance completed an offering of an aggregate principal amount of US$1,500,000 loan participation notes, split between five-year and 10-year tranches, for the sole purpose of funding loans in an aggregate principal amount of US$1,500,000 to VimpelCom. The five-year US$500,000 issue (the “2016 Notes”) and related loan in the same principal amount bear interest at an annual rate of 6.493% payable semiannually and are due in February 2016. The 10-year US$1,000,000 issue (the “2021 Notes”) and related loan in the same principal amount bear interest at an annual rate of 7.748% payable semiannually and are due in February 2021. Deferred financing costs relating to the 2016 Notes offering and 2021 Notes offering (which include gross issuance costs) comprised US$3,123 and US$5,152 respectively and will be amortized over 5 and 10 years respectively.

On April 26, 2011, VimpelCom signed a Facility Agreement with HSBC Bank PLC. This is a Russian ruble denominated Swedish export credit facility supported by EKN for the total amount of US$200,000 to be drawn down in rubles. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The facility bears

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

interest at a rate of MosPRIME (Moscow indicative independent interbank offered rate) plus 1.05% p.a. On May 10, 2011, VimpelCom drew down RUR5,568 million (equivalent to US$201,276 as of May 10, 2011).

On May 3, 2011 VimpelCom signed a Loan Facility Agreement with CISCO SYSTEMS FINANCE INTERNATIONAL. This is a Russian ruble denominated export credit facility for total amount of RUR1,350 million. The facility is to finance equipment provided to VimpelCom by CISCO on a reimbursement basis. The facility bears interest at a rate of 7.35% p.a. On May 19, 2011 VimpelCom drew down RUR1,350 million (the equivalent to US$48,134 as of May 19, 2011).

On April, 12, 2011, VimpelCom signed a seven-year loan agreement with Sberbank in the Russian ruble equivalent of US$2,500,000. The exact Russian ruble amount of the borrowing will be determined on the basis of the Russian rubles / USD exchange rate at the date of the drawdown. The loan bears interest at the rate of 9.0% per annum and matures on April 11, 2018. According to the provisions of the agreement, the maximum rate may be increased up to 9.5% in case of occurrence of certain events. On April 27, 2011 VimpelCom drew down the loan in the amount of RUR33,492 million (the equivalent to US$1,200,585 as of April 27, 2011). On May 11, 2011 VimpelCom drew down the loan in the amount of RUR22,498 million (the equivalent to US$807,407 as of May 11, 2011).

On March 31, 2011, VimpelCom signed a one year Bridge Facility Agreement (with the possible extention for 6 months), with six international banks: Barclays, BNP Paribas, Citi, RBS, ING and HSBC in the total amount of US$2,500,000. The Facility bears annual interest at a rate of LIBOR + 0.85% from (and including) the signing date to (but excluding) the date falling three months after the signing date; LIBOR + 1.15% from (and including) the date falling three months after the signing date to (but excluding) the date falling six months after the signing date; LIBOR + 1.75% from (and including) the date falling six months after the signing date to (but excluding) the date falling nine months after the signing date; LIBOR + 2.25% from (and including) the date falling nine months after the signing date to (but excluding) the date falling twelve months after the signing date; LIBOR + 3.0% (and including) the date falling 12 months after the signing date. On April 14, 2011 VimpelCom drew down the loan in the amount of US$2,200,000.

Acquisitions

Eltel

On January 21, 2011 VimpelCom acquired 100% of the share capital of Closed Joint Stock Company Eltel (“Eltel”), one of the leading alternative fixed-line providers in St. Petersburg, for the total consideration of RUR1,000 million (the equivalent to US$33,428 as of January 21, 2011).

The primarily reason for the acquisition was to enhance VimpelCom’s presence in Saint-Petersburg telecommunication market (including through transport network) and to increase VimpelCom’s local FTTB (Fiber-To-The-Building) subscribers base.

The acquisition of Eltel is accounted for as a business combination under the “acquisition method”, as defined by ASC 805. The acquisition method requires the cost of the purchase to be based on the fair value of the consideration on the acquisition date.

The fair values of consolidated identifiable assets and liabilities of “Eltel” as of January 21, 2011, were as follows:

As of January 21, 2011
Cash and cash equivalents	387
Other current assets	1,443
Property and equipment	10,106
Customer Relationships (9 years weighted average remaining useful life)	4,282
Other assets	129
Goodwill	20,151

Total assets acquired	36,499

Current liabilities	(1,170)
Long-term liabilities	(1,901)

Total liabilities assumed	(3,071)

Total acquisition price	33,428

The excess of the purchase consideration over the fair value of the identifiable net assets of Eltel amounted to US$20,151 and was recorded as goodwill. The goodwill was assigned to the Russia fixed-line reportable segment and is expected to be realized from the potential of “business to business” telecommunication market development in the future, as well as synergies with VimpelCom’s operations. This goodwill is not deductible for tax purposes. The direct transaction costs incurred in the transactions were treated as expenses under ASC 805 with no impact on goodwill.

Millicom Lao

On March 9, 2011, VimpelCom acquired 100% ownership interest in Millicom Holding Laos B.V. (Netherlands) which holds a 78% interest in Millicom Lao Co., Ltd. a cellular telecom operator with operations in the Lao PDR (“Millicom Lao”). The remaining 22% of Millicom Lao is owned by the Government of the Lao PDR, as represented by the Ministry of Finance. The purchase price for the acquisition is approximately US$88,000 including equity, repayment of debt, repayment of shareholder loan and intra-group indebtedness The determination of provisional values of the identifiable assets and liabilities of Millicom Lao has not been finalized due to insufficient time.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

The reason for the acquisition was gaining access to the new market of the Lao PDR.

The acquisition of Millicom Lao is accounted for as a business combination under the acquisition method, as defined by ASC 805. The acquisition method requires the cost of the purchase to be based on the fair value of the consideration as of the acquisition date.

The purchase price consideration was approximately US$88,000 including equity, repayment of debt, repayment of shareholder loan and intra-group indebtedness.

The provisional fair values of consolidated identifiable assets and liabilities of Millicom Lao as of March 9, 2011, were as follows:

March 9, 2011
Cash and cash equivalents	3,112
Other current assets	8,739
Property and equipment	48,350
Software	228
Goodwill	74,564
Other non-current assets	3,336

Total assets acquired	138,329

Current liabilities	36,161
Long-term liabilities	12,638
Total liabilities assumed	48,799
Non-controlling interest	19,697

Total acquisition price	69,833

The provisional fair values are based on individual financial statements of Millicom Lao adjusted for goodwill. The excess of the purchase consideration over the fair value of the identifiable net assets of Millicom Lao amounted to US$74,564 and was recorded as goodwill. The goodwill was assigned to the All other reportable segment and is expected to be realized from the potential development of telecommunication market in Laos as well as synergies with VimpelCom’s operations in South-East Asia. This goodwill is not deductible for tax purposes. The direct transaction costs incurred in the transactions were treated as expenses under ASC 805 with no impact on goodwill.

Purchase price allocation has not been finalized due to insufficient time.

Combination with Wind Telecom S.p.A. (formerly known as Weather Investments S.p.A.)

On October 4, 2010, the Company and Weather Investments S.p.A (“Weather”) signed an agreement to combine their two groups (the “Transaction”). The Transaction terms provided that at the closing of the Transaction, the Company will own, through Weather, 51.7% of Orascom Telecom Holding S.A.E. (“Orascom Telecom”) and 100% of Wind Telecomunicazioni S.p.A. (“Wind Italy”). The terms of the Transaction stipulated that Weather shareholders will contribute to VimpelCom their shares in Weather in exchange for certain consideration, including certain assets that will be demerged from Orascom Telecom and from Wind Italy. The Transaction also provided that the Weather interests in these assets, which principally comprise Orascom Telecom’s investments in Egypt and North Korea, will be transferred to the current Weather shareholders and that Wind Hellas Telecommunications S.A. in Greece is entirely excluded from the Transaction. The management and Board of the Company supported the Transaction for a number of reasons, including a belief in its strategic rationale as the Transaction would create a new global telecom player with significant scale and an attractive mix of developed and emerging market assets that are well-positioned to compete in a rapidly evolving and consolidating industry.

The terms of the signed agreement were unanimously approved on October 3, 2010 by both the Board and the Weather Board of Directors.

At its meeting on January 16, 2011, the Board approved the new terms of the Transaction, under which shareholders of Wind Telecom S.p.A. (“Wind Telecom”, formerly Weather) would contribute to VimpelCom their shares in Wind Telecom in exchange for consideration consisting of 325,639,827 newly-issued VimpelCom common shares, 305,000,000 newly-issued VimpelCom convertible preferred shares and US$1,495,000 in cash. The newly-issued convertible preferred shares have the same rights as the existing convertible preferred shares. In addition, at or shortly after the closing of the Transaction, certain assets will be demerged from the Wind Telecom group and transferred back to Weather Investments II S.a r.l., the 72.65% shareholder of Wind Telecom (“Weather II”) prior to completion of the Transaction.

On March 17, 2011, the shareholders of the Company approved the issuance of common and convertible preferred shares to Wind Telecom’s shareholders and the related increase in the Company’s share capital.

On April 15, 2011, VimpelCom successfully completed the Transaction.

As a result of the Transaction, VimpelCom owns, through Wind Telecom, 51.7% of Orascom Telecom and 100% of Wind Italy.

On May 3, 2011, the Company and Weather II completed the demerger of certain assets from Wind Italy. The Company and Weather II are in the process of demerging certain assets from Orascom Telecom.

Because the initial accounting for the business combination with Wind Telecom is incomplete due to insufficient time, the following disclosures are not provided for the Transaction: the amounts recognized as of the acquisition date for each major class of assets (including intangible assets) acquired and liabilities assumed; the fair value of noncontrolling interest in

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

the acquiree (including valuation techniques and significant inputs used in its measurement) ; a qualitative description of the factors that make up the goodwill recognized, if applicable; supplemental pro forma information (the revenue and earnings of the combined entity).

GTEL-Mobile

In April 2011, VimpelCom has agreed with its local partner in Vietnam on a financing plan for GTEL-Mobile, that could result in the Company providing investments of up to US$500,000 through 2013. In April 2011, the Company has completed the first stage of the financing plan by paying US$196,000 for newly issued shares and thereby increasing its stake in GTEL-Mobile from 40% to 49%. All proceeds from this financing will be used for GTEL-Mobile development. In connection with this investment, the joint venture parties have also agreed that the Company will assume operational management of GTEL-Mobile.

Going forward the Company has agreed to invest another US$304,000 under this plan, which would increase its economic interest in GTEL-Mobile from 49% to 65%. The additional financing and equity increase are subject to satisfaction of certain performance targets by GTEL-Mobile and receipt of further regulatory approvals.

NTC

In May 2011, VimpelCom has signed documents to acquire up to 100% of the shares of OJSC “New Telephone Company” ( “NTC”), the leading telecommunications operator in Primorskiy region of Russia. The acquision price is based on Enterprise Value of US$420,000 VimpelCom expects to acquire 90% of NTC shares within 4 weeks after the date of signing the documents. Immediately following the acquisition of 90% of NTC shares, VimpelCom will launch a mandatory tender offer to acquire the remaining 10% of the outstanding NTC shares. Completion of the tender offer is expected to occur in the third quarter of 2011.

Euroset IPO

On March 22, 2011, Euroset (Note 12) announced its intention to proceed with an initial public offering (“IPO”) of depository receipts on the London Stock Exchange. In April 2011, Euroset IPO was postponed, therefore, the Company is not able to assess the impact on its financial results at the moment.

Telenor Litigation

In a letter dated January 9, 2011, Altimo wrote to the Company that an affiliate of Altimo owns shares in Orascom Telecom sufficient in value for the proposed combination between the Company and Wind Telecom (formerly known as Weather Investments S.p.A) (Note 2) to be treated as a “Related M&A Transaction” under the shareholders agreement among the Company and certain Telenor and Altimo entities (the “VimpelCom Shareholders Agreement”). The VimpelCom Shareholders Agreement provides that the issuance of the Company’s shares in a Related M&A Transaction is not subject to any pre-emptive rights for Altimo or Telenor. At its meeting on January 16, 2011, the Company’s Board concluded that the Transaction should be regarded as a Related M&A Transaction and therefore is not subject to any pre-emptive rights for either Altimo or Telenor under the VimpelCom Shareholders Agreement. The Board approved the Transaction by a vote of six to three. The three Telenor nominees on the Board voted against the Transaction. The three Altimo nominees on the Board and the three independent members of the Board voted for the Transaction.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

On January 28, 2011, Telenor commenced arbitration proceedings against each of Altimo, Altimo Cooperatief U.A. (“Cooperatief”) and the Company (the “Arbitration Proceedings”) for the stated purpose of “enforcing its alleged pre-emptive rights under the VimpelCom Shareholders Agreement” with respect to the Company’s shares to be issued in the Transaction. In the Arbitration Proceedings, Telenor specifically seeks an award declaring that (a) Altimo and Cooperatief breached the VimpelCom Shareholders Agreement by violating what are said to be their obligations of good faith and fair dealing under New York law and the VimpelCom Shareholders Agreement, (b) the Company breached the VimpelCom Shareholders Agreement by declaring the Transaction to be a Related M&A Transaction and denying Telenor its alleged pre-emptive rights in connection with the Transaction, and (c) the Transaction is not a Related M&A Transaction. Telenor is also seeking an award compelling the Company, Altimo and Cooperatief to take all actions necessary to permit Telenor to exercise its alleged pre-emptive rights in connection with the Transaction, and requests interim relief during the Arbitration Proceedings to protect Telenor’s alleged rights as a shareholder in the Company and as party to the VimpelCom Shareholders Agreement. Telenor is also seeking damages for the alleged violations by Altimo affiliates and the Company in an amount to be determined in the Arbitration Proceedings and its costs and expenses in the Arbitration Proceedings. Telenor has also asked for any other relief that the arbitral tribunal deems just and proper.

On February 7, 2011, Telenor commenced proceedings in the English Commercial Court (the “Court”) seeking an injunction (the “Injunction Request”) which, if granted, would have prevented the Company from proceeding with the Special General Meeting of its shareholders scheduled for March 17, 2011 until after the arbitration tribunal reached a final decision in the Arbitration Proceedings, unless the Company authorized and issued to Telenor its alleged pre-emptive shares on the basis that the Transaction is not a “Related M&A Transaction” under the VimpelCom Shareholders Agreement.

The hearing of the Injunction Request took place on February 25, 2011. On March 1, 2011, the Court handed down its judgment in which it refused to grant the Injunction Request. The Company, Altimo, Cooperatief and Weather Investments II S.a r.l (which owns a majority of the shares of Wind Telecom) have given various undertakings to the Court intended to (a) ensure that Telenor will receive its pre-emptive shares should the tribunal in the Arbitration Proceedings ultimately find in Telenor’s favor and (b) protect Telenor’s voting stake from dilution below 25% plus one share between the closing of the Transaction and the resolution of the Arbitration Proceedings.

The Company will defend vigorously the Arbitration Proceedings. At this stage of the Arbitration Proceedings, the Company cannot make a determination about the likely outcome of the case.

Dividends

On March 7, 2011, the Board declared the payment of a dividend of US$0.19 per ADS in relation to the Company’s interim 2010 results. The total interim dividend payment was approximately US$250,000, which were paid on March 25, 2011.

On April 14, 2011, the Board declared the payment of a dividend of US$0.15 per ADS in relation to the Company’s 2010 results. The total final dividend payment will be approximately US$244,000 (gross of withholding tax where applicable). The dividend will be paid by the Company before June 30, 2011.

VimpelCom Ltd.

Notes to Consolidated Financial Statements (continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated)

Sky mobile 3G license (Note 24)

On April 5, 2011 Kyrgyzstan Government has issued the Decree, according to which it considered as fully satisfied license obligation of Sky Mobile to organize centers of public access with necessary computer equipment and access to Internet in 100 postal telegraph offices of KyrgyzPost located in the rural areas within 2 years and some other obligations assuming capital expenses in exchange for payment made by Sky Mobile of 50 million Kyrgyz soms to the state budget (equivalent to US$1,054 at the exchange rate as of April 5, 2011). Sky Mobile expects respective changes to be incorporated into the license agreement related to the 3G license.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 Number 333-166315) pertaining to VimpelCom Ltd.’s Amended and Restated VimpelCom 2000 Stock Option Plan and the VimpelCom 2010 Stock Option Plan of our report dated May 24, 2011, with respect to the consolidated financial statements of VimpelCom Ltd (‘VimpelCom’) included in VimpelCom’s Report of Foreign Private Issuer (Form 6-K).

Rotterdam, The Netherlands

June 1, 2011